

Dear Splunk Stockholders,

It was my honor to become Splunk's CEO in April 2022. I'm grateful to my predecessors Godfrey Sullivan and Doug Merritt, our company founders and our Board Chair, Graham Smith, for their thoughtful, driven leadership in bringing Splunk's products and vision to our customers around the world.

With more than 35 years in tech, I'm excited to build upon Splunk's incredibly strong legacy of innovation, growth and hard-won industry leadership. And I'm deeply committed to delivering even more customer success to our ever-expanding market.

Building on our strengths

Splunk delivered a record year. We grew total ARR to over $3 billion, up 32% year-over-year with our cloud revenue growing 70% to $944 million. Total revenues were $2.67 billion, up 20% year-over-year. I'm also pleased to report that our cloud-first business model transformation is nearing completion. I'm incredibly proud of Splunkers for achieving such strong results for our customers and business.

As Splunk looks to the future to continue delivering value for our customers and stockholders, we'll hold true to our deep customer centrism and laser focus on product innovation. The value we provide for our customers and partners has never been more evident, nor has it ever been more necessary, and we'll continue to add growth and product differentiation to a foundation built on two decades of innovation and leadership.

After founding and leading a cybersecurity business for nearly 20 years, I see an amazing opportunity to further strengthen Splunk's position within security. In a turbulent and complex geopolitical landscape, with the war in Ukraine as the most recent example, we are on high alert to support our customers and their security needs. Our own global research found that nearly two-thirds of organizations are facing more attacks than ever, and 49% of organizations suffered a data breach in the past two years (up from 39% a year ago).

In 2021, for the eighth consecutive year, Splunk was a leader in the Gartner Security Information and Event Management Magic Quadrant, highlighting the power and durability of our solutions. And, we're continuing to innovate and invest in security analytics and orchestration solutions necessary for modern security operations, including integrated threat intelligence, innovative Risk-Based Alerting technology, and visual playbook editor. Our security experts from our threat research and SURGe teams provide the necessary situational awareness and security content needed to address fast-moving and high-profile threats for our customers and the broader cybersecurity community.

We've also seen how quickly observability solutions have become essential in a hybrid, multi-cloud technology landscape. As with security, Splunk's leadership in the observability market has been increasingly recognized, including being named a Leader and one of only two Fast Movers in the GigaOm Radar for Application Performance Monitoring Report for 2021. We continue to invest aggressively in observability solutions to serve as a key driver of our customers' business resilience.

Our entire team is working hard to bring Splunk's innovation and customer focus to the broader market. Splunk's Partner Network taps more than 2,400 partners using our platform to develop solutions and services that create even more value for customers. In addition, our recently announced Splunk Partnerverse Program received a 5-star rating in the 2022 CRN Partner Program Guide, important validation of its strength and value.

More than 20,000 customers and partners joined our annual user conference in 2021 to learn how they can accelerate their own innovation, strengthen their security posture and bolster resilience. Delivering a virtual event with this level of engagement is a testament to the dedication and ingenuity of our entire team, as well as the passion of our customers. In mid-June 2022, we'll gather again (this time in-person and online) for .conf22, where we'll deepen our connection with Splunk practitioners and showcase our continued innovation.

We're also committed to harnessing the power of data for good. Our Global Impact program is working to bridge the data divide: the disparity between the expanding use of data to create commercial value and the comparatively weak use of data to solve social and environmental challenges. Our customers and partners exist in all sectors across the world, and through collaboration, we can mobilize our collective talent as well as financial and technical solutions to tackle this critical problem and enact positive outcomes.

In addition, we're taking action to combat climate change, including our goal to achieve net zero greenhouse gas emissions by 2050 and our commitment to establish shorter-term science-based targets. We're proud to advance our climate journey with a fact-based, data-driven approach and build on our previous support for the Paris Agreement.

This is Splunk's moment

We've seen that one of the strongest forces for positive transformation in business is data-driven innovation. Organizations everywhere are undergoing rapid digitalization and moving to the cloud faster than ever, which brings both value and complexity. Today, we're closer than ever to our customers and what they need not only to navigate disruption and competition, but also to solve mission critical problems and seize the opportunities brought on by the quickly evolving technology landscape. Splunk's leading-edge security and observability products, and our differentiated data platform, put us squarely at the heart of our customers' innovation.

I fully intend on being Splunk's number-one customer advocate, bringing customer feedback to every conversation and decision. The best products come from connecting customer needs to market trends in order to build both a smart product and a compelling customer experience. This is the art and science of what we do in tech, and I'm dedicated to adding my perspective to the greatness built by those Splunkers who came before me.

As we move forward, one thing that will not change is the ownership culture we have built within Splunk. We strive to keep our team's incentives aligned with the interests of our stockholders, and we use our robust investor outreach program to help keep us shoulder to shoulder with your views on key issues. As you will see in the proxy statement, our Board has integrated the feedback we gathered in direct conversations with investors to transform our executive compensation program this year and to inform the design of our new equity incentive plan, which we are presenting for vote at this year's annual meeting of stockholders. I have been pleased to see how the open dialogue that we maintain with our stockholders informs Board decisions on key strategic and operating decisions, and has helped to shape an organization where Splunkers are motivated to achieve outstanding business performance.

While I have been on the job for just a few weeks, I can say with confidence that this is Splunk's moment. Nearly 20 years of vision, grit and passion for our customers have brought us here–and those enduring qualities are what will carry us into the next decade.

Thank you for your confidence in Splunk's mission, our products, our team and our future.



Gary Steele
President & CEO
Splunk Inc.

270 Brannan Street
San Francisco, California 94107



Notice of Annual Meeting of Stockholders

To Be Held at 3:30 p.m. Pacific Time on June 16, 2022

To The Stockholders of Splunk Inc.:

The 2022 Annual Meeting of Stockholders (the "Annual Meeting") of Splunk Inc., a Delaware corporation ("Splunk," "we," or the "Company"), will be held virtually via live audio webcast on **June 16, 2022, at 3:30 p.m. Pacific Time**, for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect three Class I directors to serve until the 2025 annual meeting of stockholders or until their successors are duly elected and qualified;

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2023;

3. To conduct an advisory vote to approve the compensation of our named executive officers;

4. To approve the Splunk Inc. 2022 Equity Incentive Plan and the reservation of shares thereunder; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors of Splunk (the "Board") fixed the close of business on April 20, 2022 as the record date for the Annual Meeting. Only holders of our common stock as of the record date are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

On or about May 2, 2022, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"). The Notice provides instructions on how to vote online, by telephone, or by mail and includes instructions on how to receive a paper or e-mail copy of proxy materials if you choose. Instructions on how to access our proxy statement and our fiscal 2022 Annual Report may be found in the Notice or on our website at investors.splunk.com.

The Annual Meeting this year will be a virtual-only meeting. We have designed the virtual Annual Meeting to provide stockholders with the same opportunities to participate as they would have had at an in-person meeting. We aim to provide a consistent experience to all stockholders regardless of their geographic location. Stockholders will be able to attend and participate in the Annual Meeting, vote their shares electronically, submit questions, and examine a stockholder list during the live audio webcast of the Annual Meeting by visiting www.virtualshareholdermeeting.com/SPLK2022 and entering their control number. Stockholders may submit questions for the meeting in advance at www.proxyvote.com.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting online, we urge you to submit your vote now via the Internet, telephone, or mail.

We appreciate your continued support of Splunk.

Very truly yours,

Scott Morgan
Senior Vice President, Chief Legal Officer, Global Affairs and Secretary
San Francisco, California
May 2, 2022

How to Cast Your Vote



www.proxyvote.com
Vote by Internet



1-800-690-6903
Vote by Telephone



Mail your signed proxy card
Vote by Mail

Note for Street Name Holders: If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a voting instruction form.

Your vote is important. Please vote your shares as soon as possible.

See "Other Matters—Questions and Answers About the Proxy Materials and Our 2022 Annual Meeting" for details on voting requirements and additional information about the Annual Meeting, including how to vote at the Annual Meeting.

Table of Contents

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our business plans and objectives, our strategies and systems for implementing our goals, our commitments to programs and policies, our expectations and priorities for ESG initiatives, and executive compensation plans, made in this document are forward-looking. We use words such as "aim," "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "seek," "should," "target," "will," "would" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management's current expectations, estimates and assumptions based on information currently available to us as of the date of this proxy statement. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations include, but are not limited to, those described in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022. We undertake no obligation, and do not intend to update the forward-looking statements.

References to our website in this proxy statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this proxy statement.

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Proxy Statement Summary

Voting Matters, Vote Recommendations and Rationale

PROPOSAL 1

Election of Class I Directors

Vote Recommendation "FOR" EACH NOMINEE. (page 10)

The Board and the Governance & Sustainability Committee believe that each of the nominees possesses the right skills, qualifications and experience to effectively oversee the Company's long-term business strategy.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Vote Recommendation "FOR" RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. (page 39)

The Board and the Audit Committee believe that the retention of PricewaterhouseCoopers LLP for the fiscal year ending January 31, 2023 is in the best interests of the Company and its stockholders. As a matter of good corporate governance, stockholders are being asked to ratify the Audit Committee's selection of the independent registered public accounting firm.

PROPOSAL 3

Advisory Vote to Approve Named Executive Officer Compensation

Vote Recommendation "FOR" APPROVAL OF OUR NAMED EXECUTIVE OFFICER COMPENSATION. (page 43)

The Board and the Talent & Compensation Committee believe our executive compensation program demonstrates the continuing evolution of our "pay for performance" philosophy, and reflects feedback received from stockholder engagement. We currently hold our Say-on-Pay advisory, non-binding vote annually.

PROPOSAL 4

Approval of Splunk Inc. 2022 Equity Incentive Plan

Vote Recommendation "FOR" APPROVAL OF OUR 2022 EQUITY INCENTIVE PLAN. (page 83)

The Board and the Talent & Compensation Committee believe that approval of our 2022 Equity Incentive Plan and the reservation of shares thereunder is in the best interests of the Company and its stockholders. Our ability to grant equity awards is crucial to recruiting and retaining the best personnel. If stockholders do not approve our 2022 Equity Incentive Plan at the Annual Meeting, our ability to recruit, retain and incentivize the highly skilled talent critical to successfully compete and grow our business could be seriously and negatively impacted.

Your vote is important

This summary highlights information contained within this proxy statement. You should read the entire proxy statement carefully and consider all information before voting. Page references are supplied to help you find further information in this proxy statement.

Fiscal 2022 Business Highlights

In fiscal 2022, we prioritized growth with a focus on disciplined execution of our business objectives as we navigated our cloud-first business model transformation. Accordingly, in fiscal 2022, we and our investors focused on total annual recurring revenue ("ARR") and operating cash flow metrics. Our focus on customer success and innovative products is critical to software and cloud services adoption and led to continued ARR growth. Our focus on capturing our large and growing market opportunity requires that we continue to invest in our business, so in fiscal 2022, our executive compensation balanced growth and operational discipline in support of our long-term execution objectives. Our fiscal 2022 business highlights include the following ARR, revenue and operating cash flow results and other key business metrics:

Strong Cloud Momentum



Cloud ARR of $1.34 billion
Up 65%
year-over-year[1]

Cloud Revenue of $944 million
Up 70%
year-over-year

317 customers with Cloud ARR > $1 million
Up 70%
year-over-year

Fiscal Year 2022 Performance



Total Revenues
$2.67 Billion
Up **20%**
year-over-year

Cash Flow
Operating Cash Flow of **$128 million**
Free Cash Flow[2] of **$117 million**

Customers with ARR > $1 million
675 customers
Up 32%
year-over-year



ARR
($ in millions) • FYE January 31

ARR up **32%** year-over-year[1]

(1) ARR represents the annualized revenue run-rate of active cloud services, term license, and maintenance contracts at the end of a reporting period, Cloud ARR represents the annualized revenue run-rate of active cloud services contracts at the end of a reporting period, each as reported in our Annual Report on Form 10-K for the year ended January 31, 2022. Each contract is annualized by dividing the total contract value by the number of days in the contract term and then multiplying by 365. ARR and Cloud ARR should be viewed independently of revenue, and do not represent our revenue under GAAP on an annualized basis, as each is an operating metric that can be impacted by contract start and end dates and renewal rates. ARR is not intended to be a replacement for forecasts of revenue.

(2) To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we provide investors with certain non-GAAP financial measures, including non-GAAP free cash flow. For a full reconciliation between GAAP and net cash used in operating activities and free cash flow, please see Appendix A.

In June 2021, we entered into an investment agreement with Silver Lake Alpine, L.P., Silver Lake Alpine (Offshore Master), L.P. and Silver Lake Partners VI, L.P. (collectively, "Silver Lake") related to the issuance and sale of $1 billion of our convertible senior notes. Proceeds from the sale of the notes were used to repurchase 6.9 million shares of our common stock during fiscal 2022. For more information on the Silver Lake transaction, please see "Corporate Governance at Splunk—Board Composition—Board Refreshment and Succession Planning—Agreement with Silver Lake."

ESG Highlights



In November 2021, we announced our intent to achieve net zero greenhouse gas emissions by 2050 and a commitment to set a suite of shorter-term five, ten, and fifteen year science-based targets by the end of fiscal year 2023. All targets will be submitted to the Science Based Target initiative (SBTi) and will be consistent with a 1.5°C ambition level. In December 2021, we issued our 2021 Global Impact Report ("Global Impact Report"), which details the Company's approach and engagement with the societal and environmental issues that matter most to our stakeholders and our business. The report launches our four-pillared global impact strategy that focuses on social impact, ethical and inclusive growth, data responsibility and environmental sustainability.

For more information on our ESG program, please see "Corporate Governance at Splunk—ESG Oversight and Highlights."

Corporate Governance

We believe that good corporate governance promotes the long-term interests of our stockholders, strengthens our Board and management accountability and leads to better business performance. For these reasons, we are committed to maintaining strong corporate governance practices.

The "Corporate Governance at Splunk" section beginning on page 10 describes our governance practices, which include the following highlights:

- 100% Independent Committee Members
- Independent Chair and Lead Independent Director in accordance with our Corporate Governance Guidelines
- Majority Voting for Directors with Resignation Policy
- Annual Board and Committee Evaluation
- Board Continuing Education Program
- Proxy Access Bylaws
- Director Change in Circumstances with Resignation Policy
- Qualified Diverse Candidate Pool Policy
- Board Risk Oversight
- Periodic Review of Committee Charters and Governance Policies
- Regular Meetings of Independent Directors Without Management Present

- Formal CEO Evaluation Process
- Clawback Policy
- Annual Say-on-Pay Vote
- Stockholder Engagement Program
- Stock Ownership Guidelines for Directors and Officers
- Anti-Hedging and Anti-Pledging Policy
- Code of Conduct for Directors, Officers and Employees
- Succession Planning Process
- Global Impact Report
- Diversity, Equity and Inclusion Annual Report

Stockholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our stockholders. We are committed to maintaining an active dialogue to understand the priorities and concerns of our stockholders and believe that ongoing engagement builds mutual trust and understanding with our stockholders. Stockholder engagement and feedback are critical components of our corporate governance practices and inform our decisions and programs.

Below is a summary of our engagement with stockholders following our 2021 annual meeting of stockholders. These discussions have helped ensure that our Board's decisions are informed by stockholder objectives.

We Reached out to Institutional Stockholders Representing	We Engaged with Institutional Stockholders Representing	Lead Independent Director Participated in Calls with Institutional Stockholders Representing
62%	**43%**	**27%**
of shares outstanding	of shares outstanding	of shares outstanding

See "Corporate Governance at Splunk—Stockholder Engagement" on page 35 of this proxy statement for more information on our stockholder engagement program.

For key feedback from our stockholders related to our executive compensation program and our 2021 Say-On-Pay Vote, and our responses to this feedback, please see "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—Stockholder Engagement and Our 2021 Say-On-Pay Vote" on page 49 of this proxy statement.

Over the past several years, in response to stockholder feedback, and as part of our ongoing evaluation of best practices, the Board has incorporated enhancements to our executive compensation program and corporate governance practices, such as those depicted in the timeline below.

2022 — **MARCH**
- Established Cybersecurity & Data Responsibility Committee
- Initiated a transition to a PSU program with a three-year relative total stockholder return performance metric
- Implemented distinct performance metrics in each of our executive bonus plan and our PSU program

2021 — **DECEMBER**
- Released Global Impact Report

APRIL
- Enhanced proxy disclosure regarding Board oversight of COVID-19 response
- Added underrepresented community diversity of Board to proxy

2020 — **NOVEMBER**
- Released first ESG update

MARCH
- Replaced revenue metric with annual recurring revenue in both our executive bonus plan and our PSU program to align our incentives with key drivers of stockholder value and reflect our transition to a renewable business model
- Replaced non-GAAP operating margin metric with operating cash flow in our PSU program to reflect focus on disciplined execution of our business objectives during our transition to a renewable business model

2019 — **APRIL**
- Enhanced proxy disclosures regarding Board succession planning, risk oversight and corporate sustainability

2018 — **SEPTEMBER**
- Updated stock ownership guidelines

APRIL
- Enhanced proxy disclosures regarding director qualifications and skills, the role of diversity in our director nominations process, Board refreshment and corporate sustainability

MARCH
- Added stock price modifier to PSU program

2017 — **DECEMBER**
- Adopted director change in circumstances with resignation policy
- Adopted qualified diverse candidate pool policy

APRIL
- Added collective director qualifications table to proxy

MARCH
- Replaced operating cash flow metric with non-GAAP operating margin in our PSU program to reflect increased strategic focus on a profitability measure

2016 — **APRIL**
- Added proxy disclosure regarding Board and Committee self-evaluations and succession planning

MARCH
- Implemented proxy access Bylaws
- Increased proportion of PSUs in long-term equity compensation program for all executive officers

2015 — **APRIL**
- Significantly enhanced readability and presentation of proxy

MARCH
- Introduced performance-based equity awards ("PSUs") with revenue and operating cash flow metrics

FEBRUARY
- Adopted clawback policy

2014 — **SEPTEMBER**
- Launched formal stockholder engagement program
- Adopted majority voting for directors with resignation policy
- Adopted stock ownership guidelines

PROXY

Director Nominees and Other Directors

Ensuring the Board is composed of directors who bring diverse viewpoints and perspectives, exhibit a variety of skills, experience, and backgrounds, and effectively represent the long-term interests of stockholders is a top priority of our Board and Governance & Sustainability Committee. The Board believes periodic assessment of directors is integral to an effective governance structure and aims to strike a balance between ensuring that we retain directors with deep knowledge of the Company while adding directors who bring a fresh perspective. We have added five new directors since 2020, enhancing the Board's breadth and depth of experience and diversity, while taking into account the Company's evolving business model, the macro technology business environment and the changing governance landscape. See below for summary information about our Board and each director nominee and continuing director as of May 1, 2022 (Mr. Viswanath will depart the Board effective immediately following the Annual Meeting). For purposes of the information below, a member of an underrepresented community is defined as an individual who self-identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaska Native, or who self-identifies as gay, lesbian, bisexual or transgender. See pages 13, 15 to 20 for more information.

Continuing Board Overview

In March 2022, we changed the name of the Compensation Committee to the Talent & Compensation Committee and the name of the Nominating and Corporate Governance Committee to the Governance & Sustainability Committee. See "Corporate Governance at Splunk—Board Meetings and Committees" for further discussion on why we changed the names of these committees.

3 Directors Self-Identify as **Women**	**5** Years Average Tenure	**5** New Directors Joined the Board in the Last Two Years
10 out of 11 Directors are Independent	**58.2** Average Age	**4** Directors Self-Identify as an **Underrepresented Community** Member

		Class	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Audit	Talent & Comp	Gov & Sust	Cyber
2022 Director Nominees	**Mark Carges*** Former CTO, eBay	I	60	2014	2022	2025				●
	Kenneth Hao* Chairman and Managing Partner, Silver Lake	I	53	2021	2022	2025				
	Elisa Steele* Independent Board Member	I	55	2017	2022	2025		●	●	
Continuing Directors	**Patricia Morrison*** Former EVP, Customer Support Services, and CIO, Cardinal Health	II	62	2013	2023	—		●		●
	Stephen Newberry* Former Chairman, Lam Research	II	68	2013	2023	—			●	
	General Dennis Via* EVP, Booz Allen Hamilton and Retired Four-Star U.S. Army General	II	64	2020	2023	—				●
	Luis Felipe Visoso* CFO, Unity Software	II	53	2022	2023	—	● +		●	
	Sara Baack* Former Chief Product Officer, Equinix	III	50	2017	2024	—			●	
	Sean Boyle* COO and CFO, Wildlife Studios Limited	III	54	2020	2024	—	● +			
	Graham Smith* Chair, Splunk	III	62	2011	2024	—			●	
	Gary Steele President and CEO, Splunk	III	59	2022	2024	—				

* Independent director

 Audit Committee
 Talent & Compensation Committee
 Governance & Sustainability Committee
 Cybersecurity & Data Responsibility Committee

● Chair   ● Member   + Audit Committee Financial Expert

Executive Compensation Highlights

Our executive compensation program is designed to attract, motivate and retain the key executives who drive our success. Pay that reflects performance and aligns with the interests of long-term stockholders is key to our executive compensation program design and decisions. The Talent & Compensation Committee structures our executive compensation program to include significant performance attributes that are aligned with our business strategy and long-term stockholder value creation.

The fiscal 2022 executive compensation program provided short-term annual cash bonuses designed to drive ARR, and long-term performance-based equity awards designed to drive ARR, operating cash flow and future stock price performance. The chart below illustrates the short-term and long-term timeframe over which the regular components of our named executive officers' fiscal 2022 compensation are earned and paid, and designed to retain and incentivize them. The fiscal 2022 named executive officer compensation program (including certain exceptions to the chart below) is described in further detail below under "Executive Compensation—Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program."



Performance-based and long-term compensation are predominant elements of our executive compensation program. The chart below illustrates the evolution of our long-term equity compensation design through fiscal 2022.



Long-term equity compensation evolution*

Fiscal 2013 to 2015	Fiscal 2016	Fiscal 2017**	Fiscal 2018	Fiscal 2019 and 2020	Fiscal 2021 and 2022***
	RSUs = 50%	RSUs = 40%	RSUs = 40%	RSUs = 40%	RSUs = 40%
RSUs = 100%	PSUs = 50% *Payout range: 0-200%* Performance metrics: revenue and operating cash flow percentage relative to revenue growth rate	PSUs = 60% *Payout range: 0-200%* Performance metrics: revenue and operating cash flow percentage relative to revenue growth rate	PSUs = 60% *Payout range: 0-200%* Performance metrics: revenue and non-GAAP operating margin	PSUs = 60% *Corporate PSUs payout range: 0-200%* Corporate performance metrics: revenue and non-GAAP operating margin *Stock Price PSUs payout range: 0-50% earned corporate PSUs*	PSUs = 60% *Corporate PSUs payout range: 0-200%* Corporate performance metrics: annual recurring revenue and operating cash flow *Stock Price PSUs payout range: 0-50% earned corporate PSUs*

* Equity weightings are at the target performance level; the actual mix of equity will vary with PSU results.

** In fiscal 2017 only, long-term equity compensation for our CEO consisted of 25% RSUs and 75% PSUs.

*** In fiscal 2022 only, long-term equity compensation for our former President and Chief Growth Officer consisted of 68% RSUs and 32% PSUs, and our interim CEO did not receive any long-term equity compensation in connection with his employment as our interim CEO.

As described in more detail below under "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—Stockholder Engagement and Our 2021 Say-On-Pay Vote," in response to the "Say-on-Pay" vote at our 2021 annual meeting of stockholders, we undertook an extensive stockholder outreach campaign.

In the course of meetings with our stockholders, we discussed, among other things, adjustments to our performance metrics, overlapping performance metrics, length of performance periods, use of relative total stockholder return as a performance metric, and rigor of performance metrics. In response to feedback from our stockholders, the successful progression of our business model transformation, and our business becoming more mature and financial results becoming more predictable, in fiscal 2023 we initiated a transition to a long-term performance-based compensation program with a three-year relative total stockholder return performance metric, and we implemented distinct performance metrics in each of our annual executive bonus plan and our long-term performance-based compensation program. Our stockholder outreach campaign and related changes to our executive compensation program are described in further detail under "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—Stockholder Engagement and Our 2021 Say-On-Pay Vote" and "—Recent Fiscal 2023 Compensation Decisions." In addition, as described in Proposal 4, we are submitting a new and redesigned equity incentive plan for stockholder approval. We believe this new equity incentive plan demonstrates best practices and will keep us accountable to our stockholders as we transition to a new equity compensation program for the Company.

Our compensation actions during fiscal 2022 and early fiscal 2023 also included the implementation of compensation arrangements to support a CEO transition and the appointment of two new executive officers. As described in further detail below under "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—CEO Transition and Named Executive Officers for Fiscal 2022," on November 13, 2021, our Board terminated Douglas Merritt as our President and CEO, and Mr. Merritt continued his employment with us as a strategic advisor to our interim CEO through March 31, 2022. Immediately following the termination of Mr. Merritt's employment as our President and CEO, Graham Smith, the Chair of our Board, became our interim CEO, and we immediately commenced a search process to identify our next President and CEO. Following an extensive candidate search and interview process, our Board appointed Gary Steele as the Company's President and CEO effective as of April 11, 2022. Mr. Smith ceased services as our interim CEO on such date and remains the Chair of our Board. Our compensation actions related to these transitions are described in further detail below under "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—CEO Transition and Named Executive Officers for Fiscal 2022."

Our executive compensation policies and practices are designed to reinforce our pay for performance philosophy and align with sound governance principles. Listed below are highlights of our fiscal 2022 executive compensation policies and practices:



WHAT WE DO

- Ongoing engagement with our institutional stockholders regarding our compensation policies and practices
- Performance-based cash and equity incentive compensation
- Caps on performance-based cash and equity incentive compensation
- Annual review and approval of our executive compensation strategy
- Significant portion of executive compensation at risk based on corporate performance
- Clawback policy on cash and equity incentive compensation
- Stock ownership guidelines for executive officers and non-employee directors
- Multi-year equity award vesting periods for equity awards
- Independent compensation consultant engaged by the Talent & Compensation Committee
- 100% independent directors on the Talent & Compensation Committee
- Limited perquisites



WHAT WE DON'T DO

- No "single trigger" change in control payments and benefits
- No post-termination retirement or pension-type non-cash benefits or perquisites for our executive officers that are not generally available to our employees
- No tax gross-ups for change in control related payments
- No short sales, hedging, or pledging of stock ownership positions and transactions involving derivatives of our common stock
- No strict benchmarking of compensation to a specific percentile of our compensation peer group

PROXY

Corporate Governance at Splunk

| PROPOSAL 1 | ## Election of Directors
The Board recommends a vote "**FOR**" each of the nominees named below. |

Our business affairs are managed under the direction of our Board, which is currently composed of 12 members. Mr. Viswanath was not nominated for re-election and will depart the Board effective immediately following the Annual Meeting. Promptly following his departure, the size of the Board will be decreased from 12 to 11. Ten of our 11 director nominees and continuing directors are independent directors within the rules of The Nasdaq Stock Market. Our Board is divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the expiration of the term for which he or she is elected and until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

In an uncontested election, directors are elected by a majority vote. This means that in order for a nominee to be elected in an uncontested election, the number of votes cast "For" such nominee's election must exceed the number of votes cast "Against" that nominee's election. Broker non-votes and abstentions will have no effect on the outcome of such election. In addition to the majority vote standard for director elections, we have a director resignation policy described in "Other Matters—Questions and Answers About the Proxy Materials and Our 2022 Annual Meeting" on page 98.

In light of the individual qualifications and experience of each of our director nominees, and the contributions that our nominees have made to our Board, our Board has recommended that each of our director nominees be elected by our stockholders. In connection with the Investment Agreement (as defined herein) entered into with affiliates of Silver Lake, Mr. Hao has been designated by Silver Lake as their nominee to the Board. For more information, see "Agreement with Silver Lake" on page 14. Biographies of all our directors are set forth below under "Nominees for Director" and "Continuing Directors."

Board Composition

Considerations in Evaluating Director Nominees

Our Board follows an annual director nomination process that promotes the thoughtful and in-depth review of overall Board composition and director nominees throughout the year. At the beginning of the process, the Governance & Sustainability Committee reviews current Board composition and any specific characteristics desired for future director candidates. In its review of incumbent director candidates, the Governance & Sustainability Committee evaluates any changes in circumstances that may impact their candidacy and considers information from the Board evaluation process. Upon a recommendation from the Governance & Sustainability Committee, the Board considers and approves the nomination of director candidates for election at the annual meeting of the stockholders. See "Board Refreshment and Succession Planning" below for a discussion of the characteristics identified in the most recent director search.

In evaluating director candidates and considering incumbent directors for nomination to the Board, the Governance & Sustainability Committee expects certain minimum qualifications and takes into consideration key factors, experiences, qualifications and skills that are relevant to the Board's work and the Company's strategy and strengthen the current Board's mix of skills.

The Governance & Sustainability Committee requires the following minimum qualifications to be satisfied by any nominee for a position on the Board:

Highest personal and professional ethics & integrity	Complementary skills to those of existing Board	Understanding of fiduciary duties
Proven achievement in nominee's field	Sound business judgment	Ability to assist management and significantly contribute to our success	Commitment of time and energy

Key factors the Governance & Sustainability Committee considers when selecting directors and refreshing the Board (in addition to the current size and composition of the Board and the needs of the Board and its committees) include:

Age and Tenure – While the Board does not have term limits, the Board seeks to establish appropriate levels of director turnover. New perspectives and new ideas are critical to an engaged forward-looking and strategic Board, as are the benefits of the valuable experience and familiarity that longer-serving directors offer.

Diversity – Our Corporate Governance Guidelines reflect our commitment to Board diversity, by explicitly stating the Board's commitment to include qualified diverse candidates (with diversity including gender, race and ethnicity) in the pool from which nominees are considered. We believe that the judgment and perspective offered by a diverse board of directors improves the quality of decision making and enhances the Company's business performance. We also believe such diversity can help the Board respond more effectively to the varying needs of our customers, stockholders, workforce and other stakeholders.

Experience – The Governance & Sustainability Committee strives for a Board that spans a range of expertise and perspective in areas relevant to the Company's business, strategic vision, governance and operating and innovation environment.

Full-time employment/Directorships – The Governance & Sustainability Committee takes into consideration employment status and whether the director holds a current operating role or is retired, as well as the number of other public company boards on which the director serves to evaluate whether the nominee can commit the time and energy necessary to diligently carry out his or her fiduciary responsibilities and meaningfully contribute to the Company.

Independence – Having an independent Board is a core element of our governance philosophy. Our Corporate Governance Guidelines provide that a majority of our directors will be independent as defined under the rules of The Nasdaq Stock Market.

The Governance & Sustainability Committee also considers and evaluates other factors it deems to be in our and our stockholders' best interests. The Governance & Sustainability Committee does not pre-assign weighting or priority to any of these factors.

The Governance & Sustainability Committee reviews with the Board on an annual or more frequent basis the director skills and experience qualifications that it believes are desirable to be represented on the Board. The Board and the Governance & Sustainability Committee believe that the collective experiences and qualifications of the directors allow the Board to best fulfill its responsibilities to the long-term interests of our stockholders. Subject to the requirements set forth below in "Agreement with Silver Lake" on page 14, the Governance & Sustainability Committee has full discretion in considering potential candidates and making its nominations to the Board.

Below is a summary of the primary experience, qualifications and skills that our director nominees and continuing directors bring to the Board:

Capability		Description	Number of directors with the capability
	Technology and security infrastructure	Deep insight in technology infrastructure, business prioritization, customer drivers and cybersecurity risk	●●●○○○○○
	Scaling a SaaS business	Experience growing successful SaaS companies, reaching scale and maturity	●●●●○○○○○
	Investment	Experience creating long-term value through investment, acquisitions and growth strategies	●●●●●○
	CEO experience	Expertise shaping strategy, performance, prioritization and scale leadership	●●●●●○
	Modern cloud technologist	Deep knowledge in technology architecture, including SaaS, cloud-based platforms, integrated solutions and customers' data journey	●●●●●●○○○○
	Sales	Experience building global sales capability for cloud services and enterprise software	●●○○○
	Marketing	Marketing and brand-building capability in rapidly changing industries, including new markets and opportunities for innovation and disruption	●●○○○
	Key customer segment insight	Depth of insight into current and potential target markets and geographies	●●●●○○○○○○○○
	Finance	Financial expert with expertise in financial strategy, accounting and reporting	●●●○○○
	People and compensation	Expertise in aligning company culture, performance, reward and talent with strategy, as well as remote and flexible work strategies	●●●●○○○○○○○
	Governance, risk and compliance	Experience in public company corporate governance, privacy, compliance, policy, activism and creating long term sustainable value	●●●●●●●●○○

● Strong capability   ○ Moderate capability

Director Diversity

We are committed to continuously evolving and enhancing our disclosures about Board diversity in response to feedback from stockholders and other stakeholders. The information below about our director nominees and continuing directors is being presented in compliance with Nasdaq's new disclosure format requirements, based on each director's self-identification.

Board Diversity Matrix (as of May 1, 2022)				
Board Size:				
Total Number of Directors		11		
Sex / Gender:	Male	Female	Non-Binary	Gender Undisclosed
Number of directors based on gender identity	8	3	-	
Number of directors who identify in any of the categories below:				
African American or Black	1	-	-	-
Asian	1	-	-	-
Hispanic or Latinx	1	-	-	-
White	5	3	-	-
LGBTQ+		1		
Did not disclose demographic background		-		

Board Refreshment and Succession Planning

The Governance & Sustainability Committee, together with our Board, practices a long-term approach to Board refreshment. With the assistance of an independent search firm, the Governance & Sustainability Committee focuses on identifying, considering and evaluating potential Board candidates with the goal of evolving the composition of our Board in line with the strategic needs of the Company. As the Company innovates, implements new technologies and enters new markets, its business model may require directors with new or different skill sets. Our succession planning process takes the Company's evolution into account to ensure the Board remains a strategic asset capable of addressing the risks, trends and opportunities that the Company will face in the future.

The following describes the Company's selection process for new directors:



Source Candidate Pool from
- Independent Search Firm
- Stockholders
- Independent Directors
- Our Management Team

In-Depth Review and Oversight

by the Governance & Sustainability Committee
- Consider skills mix and needs
- Consider diversity screen qualifications
- Review independence and potential conflicts

Meeting with Candidate
- Chair
- CEO
- CFO
- CLO
- Chair of each committee
- Opportunity for all other directors to meet

Recommend Selected Candidate for Appointment to our Board

Review and Appointment

by full Board

Select Director
5 new directors since 2020

PROXY

This past year, as part of the Board succession planning and refreshment process, and in line with its multi-year view of potential director departures and leadership changes, the Governance & Sustainability Committee, together with the Board, discussed the Board's future composition needs. This discussion included the desired skills and attributes of successors for long-tenured directors, as well as successors for the Chair of our Board (the "Chair") and committee chairs. It also took into account the current and long-term needs of our business and the skills composition of our Board and our committees. Through this process we identified finance and accounting expertise in the technology industry and insight into international financial markets as important priorities for overall Board composition. The Governance & Sustainability Committee worked with a third-party search firm to identify candidates with these skills and attributes. As a result of a robust and deliberate search process, in April 2022 we appointed Luis Visoso, Chief Financial Officer of Unity Software to our Board.

Other recent changes to our Board and committee composition include: the appointment of Mr. Hao in connection with our investment agreement with Silver Lake (as discussed further below); the appointment of Mr. Steele in connection with his appointment as our President and CEO; the appointment of Ms. Baack as chair of the Governance & Sustainability Committee, replacing Ms. Morrison; the appointments of Ms. Steele and Mr. Visoso to the Governance & Sustainability Committee, replacing Messrs. Via and Viswanath; the appointment of Mr. Visoso to the Audit Committee, replacing Mr. Carges; and the appointment of Mr. Smith to the Talent & Compensation Committee, replacing Mr. Carges. In addition, the Board established a Cybersecurity & Data Responsibility Committee in March 2022, and appointed General Via (ret) as chair, and Mr. Carges and Ms. Morrison as members.

Agreement with Silver Lake

On June 22, 2021, in connection with the issuance to Silver Lake Alpine, L.P., Silver Lake Alpine (Offshore Master), L.P. and Silver Lake Partners VI, L.P. (collectively, "Silver Lake") of $1,000,000,000 in aggregate principal amount of the Company's 0.75% Convertible Senior Notes due 2026 (the "Notes"), the Company entered into an investment agreement (the "Investment Agreement") with Silver Lake. The Investment Agreement provides that so long as Silver Lake beneficially owns at least 50% of the principal amount of the Notes purchased by Silver Lake at the closing (including, for this purpose, the amount of the Notes converted into shares of the Company's common stock so long as Silver Lake holds such shares of common stock), Silver Lake will have the right to designate a director nominee for election to the Board, which is Mr. Hao, and the Company will agree to use its reasonable efforts to cause the election of such person. In addition, Silver Lake has agreed to vote any shares of common stock beneficially owned by it, which for these purposes includes only common stock issued upon conversion or repurchase of the Notes, in support of Company-nominated directors and otherwise in accordance with the recommendations of the Board. However, as of the date of this proxy statement, Silver Lake has not converted any of the Notes into shares, and therefore has no shares related to the Notes subject to this agreement to vote.

Pursuant to the Investment Agreement, Silver Lake has also agreed to certain standstill provisions and transfer restrictions with respect to the Notes, in each case, subject to the terms of the Investment Agreement.

For further information regarding the Investment Agreement, including a description of certain obligations and restrictions binding on the parties, as well as a copy of such Investment Agreement, please refer to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2021, and see Note 7 "Convertible Senior Notes" of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022.

Nominees for Director

Mark Carges



Independent

Former CTO of eBay

Age **60**

Director **Since 2014**

Splunk Committee(s):
**Cybersecurity &
Data Responsibility
Committee**

Mr. Carges possesses specific attributes that qualify him to serve as a director, including his knowledge and experience in the software industry and professional experience serving in leadership positions at various technology companies.

Mark Carges has served as a member of our Board since 2014. Mr. Carges previously served as the Chief Technology Officer of eBay Inc., an e-commerce company, from September 2009 to September 2014. From September 2009 to November 2013, he also served as eBay's Senior Vice President, Global Products, Marketplaces. From September 2008 to September 2009, he served as eBay's Senior Vice President, Technology. From November 2005 to May 2008, Mr. Carges served as Executive Vice President, Products and General Manager of the Business Interaction Division of BEA Systems, Inc., a software company (acquired by Oracle Corporation). Mr. Carges has served as a member of the board of directors of Veeva Systems Inc., a provider of industry cloud solutions for the global life sciences industry, since 2017. Mr. Carges holds a B.A. from the University of California, Berkeley and an M.S. from New York University.

Mr. Carges brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure · Scaling a SaaS business · Modern cloud technologist · Key customer segment insight · People and compensation · Governance, risk and compliance

Kenneth Hao



Independent

Chairman and Managing Partner of Silver Lake

Age **53**

Director **Since 2021**

Splunk Committee(s):
None

Mr. Hao possesses specific attributes that qualify him to serve as a director, including his knowledge and experience in technology and finance and professional experience as a member of the board of directors of other public software companies.

Ken Hao has served as a member of our Board since 2021. Since December 2019, Mr. Hao has served as Chairman and Managing Partner of Silver Lake, a global technology investment firm. Prior to this role, Mr. Hao served in various roles at Silver Lake, which he joined in 2000, including Managing Partner and Managing Director from 2012 to 2019. Prior to joining Silver Lake, Mr. Hao served as Managing Director at Hambrecht & Quist (now part of J.P. Morgan), from 1990 to 1999. Mr. Hao has served as a member of the board of directors of NortonLifeLock Inc., a global leader in consumer cyber safety, since 2016, and SolarWinds Corporation, an IT infrastructure management software company, since 2016. Mr. Hao previously served on the board of directors of Broadcom Inc., a global technology leader in semiconductor and infrastructure software solutions, from 2016 to 2018, and SMART Global Holdings, Inc., a provider of specialty memory, storage and hybrid solutions, from 2011 to 2021. Mr. Hao holds an A.B. from Harvard College.

Mr. Hao brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure · Scaling a SaaS business · Investment · CEO experience · Modern cloud technologist · Sales · Marketing · Key customer segment insight · Finance · People and compensation · Governance, risk and compliance

Elisa Steele



Independent

Independent Board Member

Age **55**

Director **Since 2017**

Splunk Committee(s):
Governance & Sustainability Committee; Talent & Compensation Committee

Ms. Steele possesses specific attributes that qualify her to serve as a director, including her knowledge and experience in the software industry and professional experience as a former executive of various technology companies.

Elisa Steele has served as a member of our Board since 2017. Ms. Steele previously served as Chief Executive Officer of Namely, Inc., a financial and human capital management software company, from 2018 to 2019. Prior to joining Namely, Ms. Steele served as Chief Executive Officer and President of Jive Software, Inc., a collaboration software company (acquired by Aurea Software, Inc.), from 2015 to 2017, and was a member of the executive leadership team since 2014. Prior to joining Jive Software, Ms. Steele served as Chief Marketing Officer and Corporate Vice President, Consumer Apps & Services at Microsoft Corporation, a worldwide provider of software, services and solutions, and Chief Marketing Officer of Skype, an Internet communications company, from 2012 to 2014. Ms. Steele also has held executive leadership positions at Yahoo! Inc. and NetApp, Inc. Ms. Steele has served as a member of the board of directors of JFrog Ltd., an enterprise software company, since 2020, Bumble Inc., an online dating and social networking platform, since 2020, Procore Technologies, Inc., a provider of cloud-based construction management software, since 2020, and Amplitude, a product analytics software provider, since 2021. Ms. Steele previously served on the board of directors of Cornerstone OnDemand, Inc., a learning and human capital management software company, from 2018 to 2021. Ms. Steele holds a B.S. from the University of New Hampshire and an M.B.A. from San Francisco State University.

Ms. Steele brings the following primary experiences, qualifications and skills to the Board:



Scaling a SaaS business

CEO experience

Modern cloud technologist

Sales

Marketing

Key customer segment insight

People and compensation

Governance, risk and compliance

Continuing Directors

Patricia Morrison



Independent

Former EVP, Customer Support Services, and CIO of Cardinal Health

Age **62**

Director **Since 2013**

Splunk Committee(s):
Audit Committee; Cybersecurity & Data Responsibility Committee

Ms. Morrison possesses specific attributes that qualify her to serve as a director, including her information technology expertise and professional experience as an executive and as a member of the board of directors of other public companies.

Patricia Morrison has served as a member of our Board since 2013. Ms. Morrison was Executive Vice President, Customer Support Services and Chief Information Officer at Cardinal Health, Inc., a provider of healthcare services, from 2009 to 2018. Prior to joining Cardinal Health, Ms. Morrison was Chief Executive Officer of Mainstay Partners, a technology advisory firm, from 2008 to 2009, and Executive Vice President and Chief Information Officer at Motorola, Inc., a designer, manufacturer, marketer and seller of mobility products, from 2005 to 2008. Her previous experience also includes Chief Information Officer of Office Depot, Inc. and senior-level information technology positions at PepsiCo, Inc., The Quaker Oats Company, General Electric Company and The Procter & Gamble Company. Ms. Morrison has served as a member of the board of directors of Baxter International Inc., a global medical products company, since 2019. Ms. Morrison previously served as a member of the board of directors of Aramark, a global provider of food, facilities and uniform services, from 2017 to 2019, and Virtusa Corporation, a global provider of digital strategy, digital engineering, and IT services and solutions, from 2020 to 2021. Ms. Morrison holds a B.A. and B.S. from Miami University in Oxford, Ohio.

Ms. Morrison brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure

Modern cloud technologist

Key customer segment insight

People and compensation

Governance, risk and compliance

Stephen Newberry



Independent

Former Chairman of Lam Research

Age **68**

Director **Since 2013**

Splunk Committee(s):
Talent & Compensation Committee

Mr. Newberry possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as a former executive of global technology companies.

Stephen Newberry has served as a member of our Board since 2013 and Lead Independent Director from November 2021 to April 2022. Mr. Newberry served as a director of Lam Research Corporation, a supplier of wafer fabrication equipment and services, from 2005 to 2019, and served as the Chairman of the board of Lam Research from 2012 to 2019. He served as Lam Research's Chief Executive Officer from 2005 to 2011, President from 1998 to 2010, and Chief Operating Officer from 1997 to 2005. Prior to joining Lam Research, Mr. Newberry held various executive positions at Applied Materials, Inc., a provider of manufacturing solutions for the semiconductor, flat panel display and solar industries. Mr. Newberry holds a B.S. from the United States Naval Academy and is a graduate of the Program for Management Development at Harvard Business School.

Mr. Newberry brings the following primary experiences, qualifications and skills to the Board:





Scaling a SaaS business | CEO experience | Sales





Marketing | Key customer segment insight | People and compensation



Governance, risk and compliance

General Dennis Via



Independent

Executive Vice President, Booz Allen Hamilton and Retired Four-Star U.S. Army General

Age **64**

Director **Since 2020**

Splunk Committee(s):
Cybersecurity & Data Responsibility Committee

General Via (ret) possesses specific attributes that qualify him to serve as a director, including his information technology expertise and extensive government and leadership experience.

General Dennis L. Via, US Army, Retired, has served on our Board since 2020. General Via (ret) has served as an Executive Vice President for Corporate Engagement and a member of the Global Defense Sector leadership team since 2021, an Executive Vice President in the Global Defense Group's Joint Combatant Command from 2018 to 2021 and a fellow for Defense Futures since 2017 at Booz Allen Hamilton Inc., a management and information technology consulting firm, and prior to this role, he served as Senior Executive Advisor from 2017 to 2018. Prior to joining Booz Allen, he served in the United States Army from 1980 to 2016, holding multiple command and senior leadership positions, including as the Commander of the U.S. Army Materiel Command from 2012 to 2016 and retiring as a four-star General. He holds a B.S. from Virginia State University and a Master of Education from Boston University.

General Via (ret) brings the following primary experiences, qualifications and skills to the Board:





Technology and security infrastructure | CEO experience | Modern cloud technologist





Key customer segment insight | People and compensation | Governance, risk and compliance

PROXY

Sara Baack



Independent

Former Chief Product Officer of Equinix

Age **50**

Director **Since 2017**

Splunk Committee(s):
Governance & Sustainability Committee

Ms. Baack possesses specific attributes that qualify her to serve as a director, including her knowledge and experience in the information technology services industry and professional experience serving in leadership positions at other public companies.

Sara Baack has served as a member of our Board since 2017. Ms. Baack served as Chief Product Officer of Equinix, Inc., a global interconnection and data center company, from 2019 to 2021. Previously, she was Equinix's Chief Marketing Officer from 2012 to 2019. Prior to joining Equinix, she served in various executive positions at Level 3 Communications Inc., a provider of integrated communications services, most recently as Senior Vice President, Voice Services from 2007 to 2012 and in other leadership positions in the company from 2000 to 2007. Prior to Level 3, she worked in financial services investing private equity for PaineWebber Capital (since acquired by UBS Group AG). Ms. Baack has served as a member of the board of directors of Crucible Acquisitions Corporation, a special purchase acquisition company, since 2021. Ms. Baack holds a B.A. from Rice University and an M.B.A. from Harvard Business School.

Ms. Baack brings the following primary experiences, qualifications and skills to the Board:


Technology and security infrastructure


Scaling a SaaS business


Investment


Modern cloud technologist


Sales


Marketing


Key customer segment insight


Finance


People and compensation


Governance, risk and compliance

Sean Boyle



Independent

Chief Operating Officer and Chief Financial Officer of Wildlife Studios Limited

Age **54**

Director **Since 2020**

Splunk Committee(s):
Audit Committee

Mr. Boyle possesses specific attributes that qualify him to serve as a director, including his financial expertise and professional experience serving in leadership positions at other public companies.

Sean Boyle has served as a member of our Board since 2020. Since December 2020, Mr. Boyle has served as Chief Operating Officer and Chief Financial Officer of Wildlife Studios Limited, a mobile gaming company. Previously, he served in various roles at Amazon and Amazon Web Services, Inc., a cloud computing and infrastructure company, from 2006 to 2020, including most recently as Vice President in 2020, Vice President and Chief Financial Officer from 2015 to 2020 and before that in various finance leadership roles. Mr. Boyle holds a B.Com. (Hons) and an M.B.A. from the University of Windsor.

Mr. Boyle brings the following primary experiences, qualifications and skills to the Board:


Technology and security infrastructure


Scaling a SaaS business


Investment


Modern cloud technologist


Key customer segment insight


Finance


People and compensation

Graham Smith



Independent

Chair of Splunk

Age **62**

Director **Since 2011**

Splunk Committee(s):
Talent & Compensation Committee

Mr. Smith possesses specific attributes that qualify him to serve as a director, including his financial expertise and professional experience as an executive and as a member of the board of directors of other public software companies.

Graham Smith has served as a member of our Board since 2011 and Chair since 2019. From November 2021 to April 2022, Mr. Smith served as our interim CEO. Mr. Smith served in various leadership positions at salesforce.com, inc., a provider of enterprise cloud computing software, from 2007 to 2015, including as Chief Financial Officer and most recently as Executive Vice President. Prior to joining Salesforce, Mr. Smith served as Chief Financial Officer at Advent Software Inc., a portfolio accounting software company, from 2003 to 2007. Mr. Smith has served as a member of the board of directors of BlackLine, Inc., a provider of cloud-based solutions for finance and accounting since 2015, and Procore Technologies, Inc., a provider of cloud-based construction management software, since 2020. Mr. Smith previously served on the board of directors of Citrix Systems, Inc., an enterprise software company, from 2015 to 2018, MINDBODY, Inc., a cloud-based wellness services marketplace (acquired by Vista Equity Partners), from 2015 to 2019, Xero Limited, an online accounting software company, from 2015 to 2020, Slack Technologies, Inc., a provider of cloud-based professional collaboration tools, from 2018 to 2021, and Elliott Opportunity II Corp., a special purchase acquisition company, from June to December 2021. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a chartered accountant in England and Wales.

Mr. Smith brings the following primary experiences, qualifications and skills to the Board:


Scaling a SaaS business


Investment


CEO experience


Modern cloud technologist


Key customer segment insight


Finance


People and compensation


Governance, risk and compliance

Luis Visoso



Independent

Chief Financial Officer, Unity Software

Age **53**

Director **Since 2022**

Splunk Committee(s):
Audit Committee; Governance & Sustainability Committee

Mr. Visoso possesses specific attributes that qualify him to serve as a director, including his financial expertise and professional experience serving in leadership positions at other public companies.

Luis Visoso has served as a member of our Board since 2022. Since April 2021, he has served as Senior Vice President and Chief Financial Officer of Unity Software Inc., a real-time 3D (RT3D) software platform company. Prior to joining Unity, Mr. Visoso served as Executive Vice President, Chief Financial Officer of Palo Alto Networks, Inc., a cybersecurity company, from 2020 to 2021. Prior to joining Palo Alto Networks, he served in various roles at Amazon.com, Inc., an e-commerce and cloud-computing company, from 2018 to 2020, including as Chief Financial Officer of Amazon Web Services, Inc. in 2020, and Chief Financial Officer of Amazon's Worldwide Consumer organization, from 2018 to 2020. From 2016 to 2018, he served as Senior Vice President, Business, Technology and Operations Finance at Cisco Systems, Inc., a networking technology company. Prior to joining Cisco, Mr. Visoso held various roles at The Procter & Gamble Company, a consumer products company, from 1993 to 2016, including most recently as Vice President, F&A Global Business Units. Mr. Visoso previously served as a member of the board of directors of Unity from 2020 to 2021. He holds a bachelor's degree from Tecnológico de Monterrey.

Mr. Visoso brings the following primary experiences, qualifications and skills to the Board:


Technology and security infrastructure


Scaling a SaaS business


Investment


Modern cloud technologist


Key customer segment insight


Finance


People and compensation


Governance, risk and compliance

PROXY

Gary Steele



President and CEO of Splunk

Age **59**

Director **Since 2022**

Splunk Committee(s): **None**

Mr. Steele possesses specific attributes that qualify him to serve as a director, including his knowledge and experience in the software industry and extensive professional experience as a CEO and as a member of the board of directors of other public companies.

Gary Steele has served as our President, CEO and as a member of our Board since 2022. Prior to joining Splunk, he served as CEO and a director of Proofpoint, Inc., a provider of security-as-a-service solutions, from 2002 to 2022, and served as the Chairman of the board of Proofpoint from 2018 to 2021. From 1997 to 2002, Mr. Steele served as Chief Executive Officer of Portera Systems Inc., a software company. Before Portera, Mr. Steele served as the vice president and general manager of the Middleware and Data Warehousing Product Group at Sybase, Inc., an enterprise and mobile software company. Mr. Steele also served in business development, marketing, and engineering roles at Sun Microsystems, Inc. and Hewlett-Packard Company, computer, computer software and information technology companies. Mr. Steele has served as a member of the board of directors of Upwork Inc., a talent freelancing platform, since 2018. Mr. Steele previously served as a member of the board of directors of Vonage Holdings Corp., a cloud communications provider, from 2016 to 2021. Mr. Steele holds a B.S. from Washington State University.

Mr. Steele brings the following primary experiences, qualifications and skills to the Board:



Technology and security infrastructure

Scaling a SaaS business

Investment

CEO experience

Modern cloud technologist

Sales

Marketing

Key customer segment insight

Finance

People and compensation

Governance, risk and compliance

Director Independence

Our common stock is listed on The Nasdaq Global Select Market. Under the rules of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company's board of directors, and subject to specified limited exceptions, all members of its audit, compensation, and nominating and corporate governance committees must be independent. Under those rules, a director is independent only if a company's board of directors makes an affirmative determination that the director has no material relationship with the company that would impair his or her independence.

Our Board has undertaken a review of the independence of each director. In making this determination, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock of each non-employee director, as well as relationships that our directors may have with our customers and vendors. Based on this review, our Board has determined that Ms. Baack, Mr. Boyle, Mr. Carges, Mr. Hao, Ms. Morrison, Mr. Newberry, Mr. Smith, Ms. Steele, General Via (ret), Mr. Visoso and Mr. Viswanath are "independent directors" as that term is defined under the rules of The Nasdaq Stock Market for purposes of serving on our Board and committees of our Board. During his service as interim CEO, Mr. Smith was deemed to be not independent.

Stockholder Recommendations

The Governance & Sustainability Committee will consider candidates for director recommended by stockholders holding at least one percent of our fully diluted capitalization continuously for at least 12 months. The Governance & Sustainability Committee will evaluate such recommendations in accordance with its charter, our Bylaws, our policies and procedures for director candidates, as well as the nominee criteria described above. This process is designed to ensure that the Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Stockholders meeting the applicable requirements that wish to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our stock and a signed letter from the candidate confirming willingness to serve on our Board. The Governance & Sustainability Committee has discretion to decide which individuals to recommend for nomination as directors. We did not receive any stockholder recommendations in fiscal 2022.

Stockholder Nominations

Our Bylaws permit stockholders to nominate director candidates through proxy access for inclusion in our proxy statement.

PROXY ACCESS PROCESS

1 a single stockholder, or group of up to 20 stockholders (or 25 stockholders, if our annual revenues are greater than $4 billion for the most recently completed fiscal year) owning **3%** outstanding stock for at least **3 years** consecutively

2 the individual or group may submit **up to 20%** (if there are 10 or more directors in office) or **up to 25%** (if there are nine or fewer directors in office) of the directors then in office, but in no case less than **one nominee**

3 stockholders and nominees who satisfy the requirements specified by our Bylaws are included in the proxy statement

To be timely for our 2023 annual meeting of stockholders, our Corporate Secretary must receive a stockholder's notice of a proxy access nomination at our principal executive offices:

• not earlier than December 3, 2022; and
• not later than the close of business on January 2, 2023.

Advance Notice Procedures

Our Bylaws also permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time period described under "Other Matters—Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

Board's Role and Responsibilities

Stockholders elect the Board to oversee our management team and to serve stockholders' long-term interests. In exercising their fiduciary duties, the Board represents and acts in the interests of our stockholders and is committed to strong corporate governance. The Board is deeply involved in the Company's strategic planning process, risk oversight, human capital management, succession planning and selecting and evaluating the performance of our CEO.

Long-Term Strategic Planning

Our Board recognizes the importance of assuring that our overall business strategy is designed to create long-term, sustainable value for our stockholders. As a result, our Board maintains an active oversight role in helping our management team formulate, plan and implement the Company's strategy. The Board and our management team routinely discuss the execution of our long-term strategic plans, the status of key initiatives and the key opportunities and risks facing the Company. At least annually, the Board participates in an in-depth review of the Company's overall strategy with our management team. The Board and our management team discuss the industry and competitive landscapes, and short- and long-term plans and priorities. In addition to our business strategy, the Board reviews the Company's financial plan for the upcoming year, which is aligned to the Company's long-term strategic plans and priorities.

Risk Oversight

Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities to the Company and its stockholders. Our Board is responsible for assuring that an appropriate culture of risk management exists within the Company and for setting the right "tone at the top," overseeing our risk management programs and practices. This oversight responsibility includes areas such as strategic risks (including risks related to product, go-to-market and sales strategies), competitive risks, financial risks, brand and reputation risks, legal, compliance, governance and geo-political risks, operational risks, ESG risks and cybersecurity and technology risks.

Our Board exercises its risk oversight responsibility both directly and through its four standing committees, each of which is delegated specific risks and keeps our Board informed of its oversight responsibilities through regular reports by the committee chairs. Our management team is responsible for the day-to-day management of risks we face and members of our management team engage with the Board and its four standing committees regularly regarding such risks. Throughout the year, our Board and each committee spend a portion of their time reviewing and discussing specific risk topics.

In March 2022, the Board formed a new Cybersecurity & Data Responsibility Committee to oversee and make recommendations to the Board, as necessary, on matters concerning the Company's cybersecurity and data responsibility objectives, strategies, capabilities, initiatives, and risk assessment and mitigation protocols.

The following are the key oversight responsibilities of our Board and its committees:



BOARD OF DIRECTORS

Oversees Major Risks

- Strategic and competitive
- Operational
- ESG

- Financial
- Data protection and cybersecurity

- Brand and reputational
- Succession planning

- Legal, compliance and geo-political
- Culture

AUDIT COMMITTEE	TALENT & COMPENSATION COMMITTEE	GOVERNANCE & SUSTAINABILITY COMMITTEE	CYBERSECURITY & DATA RESPONSIBILITY COMMITTEE
Primary Risk Oversight • Risk management framework • Financial statements, financial reporting and internal controls • Legal and compliance • Data protection and cybersecurity (as described below)	Primary Risk Oversight • Employee compensation policies and practices • Non-executive director compensation policies and practices • Human capital management • CEO and management succession planning	Primary Risk Oversight • Governance framework • Board effectiveness • Board succession planning • Conflicts of interest and compliance • ESG activities, programs and public disclosure	Primary Risk Oversight • Cybersecurity • Data responsibility • Breach incident response and management • Business continuity and disaster recovery for cyber events

MANAGEMENT

The primary responsibility for the identification, assessment and management of the various risks that the Company faces resides with our management team. The Company has established a formal risk assessment framework through its enterprise risk management ("ERM") program to facilitate risk assessment across the enterprise. The ERM program monitors the state of risks and changes to the Company's internal and external business environment and risk profile, and reports on key enterprise risks and risk management activities to the Board and Audit Committee on a periodic basis.

Board Oversight of Response to COVID-19

Our Board has been actively engaged with our management team in monitoring the market developments and other effects of the ongoing COVID-19 pandemic, and our management team is in regular communication with the Board about the assessment and management of the significant risks to the Company, our employees, our customers and other stakeholders. These risks include the impact of the COVID-19 pandemic on our business and the overall economic environment, compliance with measures by private industry and governments to protect the public health, operational challenges and increased risk of cybersecurity related breaches. In addition, the Board has overseen our management team's initiatives to ensure the health and safety of our employees and to provide support to our customers, partners and the communities in which we operate. To ensure effective and timely information sharing, in fiscal 2021 and throughout fiscal 2022, the Board and our management team held standing interim meetings to discuss the Company's COVID-19 response.

PROXY

Human Capital Management Oversight

The Board has general oversight of the Company's corporate culture and human capital management, both directly and through its standing committees. The Governance & Sustainability Committee is responsible for director appointments and ensuring consideration of a diverse pool of director candidates. The Talent & Compensation Committee periodically reviews and discusses with our management team the Company's human capital management activities including, among other things, matters related to talent management and development, talent acquisition, employee engagement and diversity, equity and inclusion. The Audit Committee oversees compliance with the Code of Business Conduct and Ethics (the "Code"). Our management team is responsible for ensuring that our policies and processes reflect and reinforce our desired corporate culture. We publish a Diversity, Equity and Inclusion Report annually in which we use our own data to identify and assess what we have achieved and understand what we need to do to increase our diversity in the workplace.

		Approach	**Actions and Highlights**
	Ensuring Employee Health and Safety	Throughout the COVID-19 pandemic, leadership has closely monitored the developments, and prioritized employee health, safety and wellbeing.	• We offer employees 30 days of pay for pandemic/epidemic and natural disaster-related absences plus four wellbeing paid rest days. In March 2022, we expanded this offering to include significant public emergencies. • We reimburse certain expenses related to remote working. • We offer counseling, coaching and digital wellness.

Information about our general approach to human capital management is available in the "Human Capital" section of our Annual Report on Form 10-K for the fiscal year ended January 31, 2022. Our human capital management disclosures in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022 are referenced for general information only and are not incorporated by reference in this proxy statement.

Other Core Business Functions Oversight

As part of our program to keep the Board informed in a timely and relevant manner, those employees representing certain core business functions also regularly engage with the Board and its committees. For example:

• Our Chief Information Security Officer ("CISO") provided periodic updates to the Audit Committee and the Board on cybersecurity and other risks relevant to our information technology environment in fiscal 2022. The Audit Committee receives periodic updates about maturity and readiness assessments performed internally and reviewed by our CISO. Following the establishment of the Cybersecurity & Data Responsibility Committee in March 2022, our CISO will provide periodic updates to the Cybersecurity & Data Responsibility Committee with respect to cybersecurity risks.

• Reporting to the Audit Committee, our internal audit function provides objective audit, investigative, and advisory services aimed at providing assurance to our management team and the Board that the Company is anticipating, identifying, assessing and appropriately prioritizing and mitigating risks.

• Representatives from our Legal & Global Affairs team update our Board regularly on material legal, ethics, compliance, governance and geo-political matters. Our Chief Ethics and Compliance Officer oversees risks related to ethics and compliance, labor and employment and disputes and litigation, and provides regular reports to the Audit Committee regarding these areas.

• Our Strategy and Corporate Development team, along with others, assists the Board in its governance of strategic acquisitions and investments and assessments of the competitive landscape.

Our Board believes that its current leadership structure, described in detail under "Board Effectiveness" on page 25, supports the risk oversight function of our Board by providing for open communication between our management team and our Board. In addition, independent directors chair the various committees involved in assisting with risk oversight, and all directors are involved in the risk oversight function.

Leadership Development and Management Succession Planning

The Board and management team recognize the importance of continuously developing our executive talent. The Talent & Compensation Committee periodically reviews the performance of, and succession planning for, our management team, and reports its findings and recommendations to the Board, works with the Board in evaluating potential successors to management positions and confers with the CEO to encourage our management team's employee development programs. The Talent & Compensation Committee also periodically reviews a succession plan for the CEO position, using formal criteria to evaluate potential successors, and reporting such information to the Board. In conducting its evaluation, the Talent & Compensation Committee considers current and future organizational needs, competitive challenges, leadership/management potential and development and emergency situations.

The Governance & Sustainability Committee regularly oversees and plans for director succession and refreshment of the Board to ensure a mix of skills, experience, tenure and diversity, as described under "Board Composition—Board Refreshment and Succession Planning" beginning on page 13.

CEO Evaluation Process

Our Board conducts an annual CEO evaluation process, consisting of both a performance review and, with the Talent & Compensation Committee, a compensation analysis. The performance evaluation component is led by our Chair and the chair of the Talent & Compensation Committee and includes an assessment of the CEO's performance in light of set objectives and a detailed CEO self-assessment. Separately, the Talent & Compensation Committee's independent compensation consultant conducts a market analysis to assess alignment of CEO compensation with competitive market practices and provides its findings to the Talent & Compensation Committee. Once the relevant performance data has been collected, our Chair and the chair of the Talent & Compensation Committee meet with the CEO to discuss his performance and then prepare and present their evaluation on CEO performance to the Board. The Talent & Compensation Committee then meets in executive session to discuss the CEO performance evaluation results and CEO compensation. After reviewing the collected data regarding performance, the Talent & Compensation Committee makes its decision regarding CEO compensation for the fiscal year. Our CEO abstains from participating in all discussions of the Talent & Compensation Committee and Board related to the final determination of his compensation. In fiscal 2022, we did not conduct a CEO evaluation process due to the termination of employment of our then-CEO Douglas Merritt. We expect to conduct a CEO evaluation process in fiscal 2023.

Board Effectiveness

Leadership Structure

The Chair presides over meetings of the Board, presides over meetings of stockholders, works with our management team to prepare agendas for meetings of the Board, serves as a liaison between our management team and the directors, and performs additional duties as the Board determines. Our Board believes that its leadership structure appropriately and effectively allocates authority, responsibility and oversight between our management team and the members of our Board. It gives primary responsibility for the operational leadership and strategic direction of the Company to our CEO, while the Chair facilitates our Board's independent oversight of our management team, promotes communication between our management team and our Board, engages with stockholders, when appropriate, and leads our Board's consideration of key governance matters.

Our Corporate Governance Guidelines require an independent director to serve as Lead Independent Director if the Chair is not an independent director.

Mr. Smith, one of the Company's independent directors, currently serves as Chair. In November 2021, Mr. Smith was appointed interim CEO after our then-CEO Douglas Merritt's termination of employment. In accordance with our Corporate Governance Guidelines, upon Mr. Smith's appointment as interim CEO, Mr. Newberry was appointed as Lead Independent Director. Following the appointment of Mr. Steele as the Company's President and CEO, effective as of April 11, 2022, Mr. Smith returned to his role as independent Chair of our Board and Mr. Newberry ceased to be our Lead Independent Director.

The Governance & Sustainability Committee periodically reviews the Board's leadership structure and when appropriate, recommends changes to the Board's leadership structure, taking into consideration the needs of the Board and the Company at such time.

Executive Sessions

The independent members of our Board and all committees of the Board generally meet in executive session without our management team present during their regularly scheduled board and committee meetings. For as long as we have independent Board and committee chairs, the chairs will preside over these meetings.

Board Evaluations

Each year, the Governance & Sustainability Committee reviews the format and framework of the Board and committee evaluation process and oversees the process itself.

The evaluation process has historically taken one of two forms: an internal assessment led by the independent Chair or Lead Independent Director (when we do not have an independent Chair) or an assessment using the services of an independent consultant. In either instance, the purpose of the evaluation is to focus on areas in which the Board or the committees believe contributions can be made going forward to increase the effectiveness of the Board or the committees. While this formal evaluation is conducted on an annual basis, directors share perspectives, feedback and suggestions year-round.

For fiscal 2022, as in the last several years, the Governance & Sustainability Committee used an independent consultant, experienced in corporate governance matters, to assist with the Board and committee evaluation process. Using a combination of online surveys and interviews by the consultant, directors provided feedback on individual directors, committees and the Board in general. The topics covered included, among other things, Board and committee processes, Board composition and expertise, Board refreshment and succession planning processes, and other matters designed to elicit information to be used in improving Board and committee operation, performance and capability. In addition, certain members of our management team completed an online survey regarding Board performance, were interviewed by the consultant and gave specific feedback on Board engagement with our management team.

The consultant synthesized the results and comments received during the interviews and presented its findings to the Board, which then reviewed and discussed further.

Over the past few years, the evaluation process has led to a broader scope of topics covered in Board meetings as well as improvements in Board process.

IMPROVEMENTS	• These improvements include changes relating to the preparation and distribution of Board materials, adjustments to the timing and location of Board and committee meetings, refining virtual Board and committee meeting formats, a directors' education day, an annual in-depth review of the Company's overall strategy with our management team and a more fluid discussion of anticipated future director skills. • The Board and management team also developed a shared understanding on Board dynamics and progress made and agreed on areas of focus for improved performance. • The process has also informed Board and committee composition and leadership roles, including evolution of our director skills and experience qualifications criteria to meet the current and anticipated needs of the business and improved structure and transparency around Board refreshment and succession planning.
RESULTS	Results of the process, including review of contributions and performance of each director, are used by the Governance & Sustainability Committee when considering whether to nominate the director for re-election to the Board.

Director Onboarding and Continuing Education

As part of our onboarding process, all new directors participate in an orientation program which familiarizes them with the Company's business, operations, strategies and corporate governance practices, and assists them in developing Company and industry knowledge to optimize their service on the Board. Our onboarding process also includes meetings with members of our management team to accelerate their ability to engage fully and effectively in deliberations of our Board.

The Company encourages directors to participate in continuing education programs focused on the Company's business and industry, committee roles and responsibilities and legal and ethical responsibilities of directors. The Company reimburses directors for their expenses associated with continuing education. We provide membership in the National Association of Corporate Directors to all Board members. We also encourage our directors to attend Splunk events such as our annual users' conference and take virtual Splunk education classes. Continuing director education is also provided during Board meetings and other Board discussions as part of the formal meetings and may include internally developed materials and presentations as well as programs presented by third parties.

Board Meetings and Committees

During our fiscal year ended January 31, 2022, the Board held 16 meetings, and no director attended fewer than 75% of the total number of meetings of the Board during the period for which he or she has been a director and the committees of which such director was a member during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage directors to attend. All then-serving directors attended our 2021 annual meeting of stockholders, with the exception of Ms. Baack. Our Board has an Audit Committee, a Talent & Compensation Committee, and a Governance & Sustainability Committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our Board.

In March 2022, we formed the Cybersecurity & Data Responsibility Committee. We expect the first meeting of the Cybersecurity & Data Responsibility Committee to occur in June 2022. In March 2022, we changed the name of the Compensation Committee to the Talent & Compensation Committee and the name of the Nominating and Corporate Governance Committee to the Governance & Sustainability Committee, in each instance to reflect a broadening of responsibilities of these committees.



Sean Boyle
Chair

Our Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and The Nasdaq Stock Market. A copy of the Audit Committee Charter is available on our investor website at http://investors. splunk.com/corporate-governance.

Number of Meetings: 10

AUDIT COMMITTEE

The current members of our Audit Committee are Messrs. Boyle and Visoso and Ms. Morrison. Our Board has determined that each of the members of our Audit Committee satisfies the requirements for independence and financial literacy under the rules and regulations of The Nasdaq Stock Market and the Securities and Exchange Commission ("SEC") applicable to Audit Committee members. Mr. Carges, who served on the Audit Committee until April 2022, was independent during his service. Our Board also determined that Messrs. Boyle and Visoso are audit committee financial experts as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002.

Our Audit Committee oversees our accounting and financial reporting processes and the audit of our financial statements and assists our Board in monitoring our financial systems and our legal and regulatory compliance. Our Audit Committee is responsible for, among other things:

- appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between our management team and the independent registered public accounting firm regarding financial reporting and any other required communications described in applicable accounting standards, including critical audit matters;
- approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;
- reviewing the qualifications and independence of the independent registered public accounting firm;
- reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
- reviewing the adequacy and effectiveness of our internal control over financial reporting;
- establishing procedures for the receipt, retention and treatment of accounting, internal accounting controls or auditing matters, the prompt internal reporting of violations of the Code that could have a significant impact on our financial statements, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
- reviewing and discussing with our management team and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports;
- reviewing and maintaining the related person transaction policy to ensure compliance with applicable law and that any proposed related person transactions are disclosed as required;
- overseeing the implementation and performance of the internal audit function;
- overseeing compliance with the Code and reviewing material legal and ethical matters;
- overseeing the adequacy and effectiveness of our enterprise risk management framework;
- overseeing disclosure of ESG metrics and key performance indicators, as well as the development and implementation of disclosure controls and procedures with regard to reporting such metrics and indicators; and
- reviewing our information technology risks, controls and procedures.



Stephen Newberry
Chair

Our Talent & Compensation Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and The Nasdaq Stock Market. A copy of the Talent & Compensation Committee Charter is available on our investor website at http://investors.splunk.com/corporate-governance.

Number of Meetings: 12

TALENT & COMPENSATION COMMITTEE

The current members of our Talent & Compensation Committee are Messrs. Newberry and Smith and Ms. Steele. Our Board has determined that each of the members of our Talent & Compensation Committee is independent within the meaning of the applicable independence requirements of The Nasdaq Stock Market. Mr. Carges, who served on the Talent & Compensation Committee until April 2022, was independent during his service. Our Board has also determined that the charter and responsibilities of our Talent & Compensation Committee complies with, any applicable requirements of The Nasdaq Stock Market and SEC rules and regulations.

Our Talent & Compensation Committee oversees our compensation policies, plans and programs. Our Talent & Compensation Committee is responsible for, among other things:

- reviewing our policies, strategies and progress related to human capital management activities, including the disclosure of such activities in public filings and reports;
- reviewing periodically the succession planning for our CEO and other executive officers;
- annually reviewing and approving the primary components of compensation for our CEO and other executive officers;
- reviewing and approving compensation and corporate goals and objectives relevant to the compensation for our CEO and other executive officers;
- evaluating the performance of our CEO and other executive officers in light of established goals and objectives;
- periodically evaluating the competitiveness of the compensation of our CEO and other executive officers and our overall compensation plans;
- providing oversight of our overall compensation plans and of our 401(k) plan;
- reviewing and discussing with our management team the risks arising from our compensation policies and practices for all employees to determine if there is a reasonable likelihood of a material adverse effect on us;
- evaluating and making recommendations regarding director compensation;
- adopting, amending and administering any clawback policies; and
- administering our equity compensation plans for our employees and directors.

Our Talent & Compensation Committee has delegated certain day-to-day administrative and ministerial functions to our officers under our equity compensation plans and our 401(k) plan.

Compensation Committee Interlocks and Insider Participation. None of Mr. Carges, Mr. Newberry or Ms. Steele, who serves or has served during the past fiscal year as a member of our Talent & Compensation Committee, is an officer or employee of our Company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Talent & Compensation Committee.



Sara Baack
Chair

Our Governance & Sustainability Committee operates under a written charter that was adopted by our Board and satisfies the applicable standards of the SEC and The Nasdaq Stock Market. A copy of the Governance & Sustainability Committee Charter is available on our investor website at http://investors.splunk.com/corporate-governance.

Number of Meetings: 4

GOVERNANCE & SUSTAINABILITY COMMITTEE

The current members of our Governance & Sustainability Committee are Mses. Baack and Steele and Mr. Visoso. Our Board has determined that each of the members of our Governance & Sustainability Committee is independent within applicable rules of The Nasdaq Stock Market. Messrs. Viswanath and Via and Ms. Morrison, who served on the Governance & Sustainability Committee until April 2022, were independent during their service.

Our Governance & Sustainability Committee oversees and assists our Board in reviewing and recommending corporate governance policies and nominees for election to our Board and its committees. Our Governance & Sustainability Committee is responsible for, among other things:

- recommending desired qualifications for Board and committee membership and conducting searches for potential members of our Board;
- evaluating and making recommendations regarding the organization and governance of our Board and its committees and changes to our Certificate of Incorporation, Bylaws, the Code and stockholder communications;
- assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and the size of our Board and its committees;
- evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;
- reviewing and making recommendations with regard to our Corporate Governance Guidelines and compliance with laws and regulations;
- reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the Audit Committee;
- providing oversight of our stockholder engagement program; and
- overseeing and reviewing our ESG activities, programs and public disclosure, including in light of any stockholder feedback.



General Dennis Via
Chair

Our Cybersecurity & Data Responsibility Committee operates under a written charter that was adopted by our Board. A copy of the Cybersecurity & Data Responsibility Committee Charter is available on our investor website at http://investors.splunk.com/corporate-governance.

Number of Meetings: None

CYBERSECURITY & DATA RESPONSIBILITY COMMITTEE

The current members of our Cybersecurity & Data Responsibility Committee are Messrs. Carges and Via and Ms. Morrison. We expect the first meeting of the Cybersecurity & Data Responsibility Committee to occur in June 2022.

Our Cybersecurity & Data Responsibility Committee oversees and makes recommendations to our Board, as necessary, on matters concerning our cybersecurity and data responsibility objectives, strategies, capabilities, initiatives, and risk assessment and mitigation protocols. Our Cybersecurity & Data Responsibility Committee is responsible for, among other things:

- overseeing, and reviewing with our management team, the overall assessment of our cybersecurity threats, risks, and control programs;
- overseeing, and reviewing with our management team, our data responsibility strategy and program;
- reviewing our programs to help prevent, detect, and respond to cyber attacks, data breaches, and unplanned outages, and any related material incidents;
- reviewing our business continuity planning and disaster recovery protocols for cyber events;
- periodically reviewing or discussing with our management team the adequacy and effectiveness of our processes and controls for making required or voluntary disclosures, in each case relating to cybersecurity and data responsibility matters; and
- annually reviewing the appropriateness and adequacy of our cybersecurity insurance coverage.

Non-Employee Director Compensation

Our non-employee director compensation program is designed to attract, retain and reward qualified non-employee directors and align the financial interests of the non-employee directors with those of our stockholders. Pursuant to this program, each member of our Board who is not our employee received the cash and equity compensation for fiscal 2022 Board service described below. We also reimburse our non-employee directors for expenses incurred in connection with attending Board and committee meetings, assisting with other Company business, such as meeting with potential officer and director candidates, as well as continuing director education.

Our Talent & Compensation Committee has the primary responsibility for reviewing the compensation paid to our non-employee directors and making recommendations for adjustments, as appropriate, to the full Board. The Talent & Compensation Committee undertakes an annual review of the type and form of compensation paid to our non-employee directors, which includes a market assessment and analysis by its independent compensation consultant, Compensia, a national compensation consulting firm ("Compensia"). As part of its analysis, Compensia reviews non-employee director compensation trends and data from companies comprising the same compensation peer group used by the Talent & Compensation Committee in connection with its review of executive compensation. Following a market assessment and analysis in fiscal 2022 by Compensia, no changes were made in fiscal 2022 to our non-employee director compensation program. The Board believes that the fiscal 2022 compensation program for our non-employee directors attracted, retained and rewarded qualified non-employee directors, consistent with market practices and the demands placed on our Board.

Among the Highlights of Our Program:

- Periodic market assessments and analyses by the Talent & Compensation Committee's independent compensation consultant; most recently completed assessment in fiscal 2022 indicated average non-employee director total compensation (excluding our Chair) approximates the peer 53rd percentile.
- Equity makes up a meaningful portion of the non-employee directors' overall compensation mix to align interests with stockholders.
- Reasonable cash retainers for leadership roles and committee membership to recognize additional time commitment.
- Stock ownership guidelines of the lesser of five times the annual Board membership cash retainer and 4,000 shares support alignment with stockholders' interests.
- No short sales, hedging, or pledging of stock ownership positions and transactions involving derivatives of our common stock.
- No additional fees are paid for Board meeting attendance.

Fiscal 2022 Cash Compensation

In fiscal 2022, our non-employee directors were entitled to receive the following cash compensation for their services:

- $50,000 per year for service as a Board member;
- $25,000 per year for service as chair of the Audit Committee;
- $20,000 per year for service as chair of the Talent & Compensation Committee;
- $10,000 per year for service as a member of the Audit Committee or the Talent & Compensation Committee;
- $12,500 per year for service as chair of the Governance & Sustainability Committee;
- $5,000 per year for service as a member of the Governance & Sustainability Committee;
- $30,000 per year for service as Lead Independent Director; and
- $50,000 per year for service as non-executive Chair.

All cash payments to our non-employee directors are paid quarterly in arrears.

Fiscal 2022 Equity Compensation

Initial Award. In fiscal 2022, each non-employee director who first joined our Board was automatically granted an initial restricted stock unit, or RSU, award having an award value of $350,000 on the date on which such person became a non-employee director, whether through election by our stockholders or appointment by our Board to fill a vacancy. An employee director who ceases to be an employee but remains a director will not receive this initial RSU award. An initial RSU award will vest as to one-third of the shares subject to the award on each of the first three anniversaries of the grant date, subject to continued service as a member of our Board through each such vesting date.

Annual Award. In fiscal 2022, each then-serving non-employee director was automatically granted an RSU award having an award value of $270,000 on the date of the annual meeting of stockholders. Grants of annual RSU awards will vest as to one-fourth of the shares subject to the award on the immediately following September 10, December 10, March 10 and June 10 (or our next annual meeting of stockholders if earlier), subject to continued service as a member of our Board through each such vesting date.

Discretionary Award. In fiscal 2022, on the date of a non-employee director's initial appointment to the Board that occurred other than on the date of the annual meeting of stockholders at which non-employee directors are elected, or at any other time and for any other reason as the Board determines appropriate, the Board could have granted a non-employee director a discretionary supplemental award. In connection with Mr. Hao's appointment to the Board effective July 9, 2021 and consistent with our past practice, he received a discretionary supplemental RSU award, intended to make him whole for an annual award, with an award value prorated based on the months of service between his initial appointment and the Annual Meeting. This RSU award will vest on the day prior to the Annual Meeting, subject to his continued service through such date.

Change in Control. Under the terms of our 2012 Equity Incentive Plan, as amended (the "2012 Plan"), if the Company experiences a change in control and our non-employee director equity awards are not assumed or substituted for, those awards will accelerate and become fully vested. If those awards are assumed or substituted for and the director's service as a director is subsequently involuntarily terminated or the director resigns at the request of the acquiring company, those awards will accelerate and become fully vested.

Death. Under the terms of our 2012 Plan, if a non-employee director dies, 100% of such non-employee director's outstanding equity awards will immediately vest (or 50% in the event he or she has been in service with us for less than a year.)

Expiration of 2012 Plan. In early fiscal 2023, the 2012 Plan expired by its terms, ten years after it was adopted by the Board in connection with the Company's 2012 initial public offering. In connection with the expiration of the 2012 Plan, the Board has suspended grants of equity compensation to new and continuing non-employee directors under our non-employee director compensation program, and expects to grant equity awards to non-employee directors if the proposal to approve our 2022 Equity Incentive Plan is approved by our stockholders. See "Splunk Inc. 2022 Equity Incentive Plan—Approval of the 2022 Equity Incentive Plan—New Plan Benefits" on page 95 for more information.

Fiscal 2022 Director Compensation

The following table sets forth information regarding total compensation paid in fiscal 2022, in accordance with our non-employee director compensation program, to each person who served as a non-employee director during fiscal 2022. Mr. Merritt did not receive compensation for his service as a director in fiscal 2022. Mr. Merritt's compensation for his services as an employee is discussed under "Executive Compensation—Compensation Discussion and Analysis" and "Executive Compensation—Compensation Tables," below.

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Sara Baack	55,000	269,398	324,398
Sean Boyle	69,607	269,398	339,005
Mark Carges	60,000	269,398	329,398
John Connors[3]	35,393	—	35,393
Kenneth Hao[4]	15,625	653,106[5]	668,731
Patricia Morrison	72,500	269,398	341,898
Stephen Newberry	70,000	269,398	339,398
Graham Smith[6]	110,000	269,398	379,398
Elisa Steele	60,000	269,398	329,398
General Dennis Via	51,708	269,398	321,106
Sri Viswanath	55,000	269,398	324,398

[1] The amounts reported in this column reflect the aggregate grant date fair value of the RSUs granted to our non-employee directors during fiscal 2022 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"). These amounts do not necessarily correspond to the actual value recognized by the non-employee directors. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022.

[2] Other than Mr. Hao and Mr. Connors, each non-employee director was granted an annual award of 2,133 RSUs on June 17, 2021, with a grant date fair value of $269,398. Twenty-five percent of the RSUs vest on each of September 10, 2021, December 10, 2021, March 10, 2022 and June 10, 2022 (or the next annual meeting of stockholders if earlier), subject to the director's continued service through such date.

[3] Mr. Connors resigned from our Board effective May 1, 2021. Upon his resignation date, Mr. Connors forfeited any unvested RSUs.

[4] Mr. Hao was appointed to our Board effective July 9, 2021, and his cash Board fees were prorated based on the number of days he served as a director in fiscal 2022.

[5] Mr. Hao was granted an initial award of 2,765 RSUs on July 9, 2021, with a grant date fair value of $382,593 computed in accordance with ASC Topic 718. One-third of these RSUs will vest on each anniversary of the date of grant, subject to his continued service as a director through each such vesting date. Mr. Hao was granted an additional prorated supplemental discretionary annual award of 1,955 RSUs on July 9, 2021 with a grant date fair value of $270,513 computed in accordance with ASC Topic 718. The RSUs subject to this award will vest on the day prior to the Annual Meeting, subject to his continued service through such date.

[6] Mr. Smith was appointed interim CEO effective November 13, 2021. In connection with this appointment, the Company entered into an offer letter with Mr. Smith. Pursuant to the offer letter, Mr. Smith's outstanding equity awards received in connection with his service as a non-employee director continued to vest on their terms (based on his service as a member of the Board). During the term of his employment as interim CEO, Mr. Smith did not receive any other compensation for his service as a member of the Board. The cash compensation shown in this table reflects cash compensation paid to Mr. Smith for his services as a non-employee director prior to becoming interim CEO. Mr. Smith's compensation for his service as interim CEO during fiscal 2022 is discussed under "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—CEO Transition and Named Executive Officers for Fiscal 2022—Interim CEO Arrangement" and "Executive Compensation—Compensation Tables—Summary Compensation Table" below.

As of January 31, 2022, each individual who served as a non-employee director during fiscal 2022 held the following aggregate number of shares subject to outstanding RSUs:

Director Name	Aggregate Number of Stock Awards Outstanding as of January 31, 2022
Sara Baack	1,067
Sean Boyle	2,250
Mark Carges	1,067
John Connors	—
Kenneth Hao	4,720
Patricia Morrison	1,067
Stephen Newberry	1,067
Graham Smith	1,067
Elisa Steele	1,067
General Dennis Via	2,233
Sri Viswanath	1,948

Stock Ownership Guidelines

Our Board believes that our non-employee directors and executive officers should hold a meaningful financial stake in the Company in order to further align their interests with those of our stockholders. To promote this belief, our Board has adopted stock ownership guidelines requiring our non-employee directors to achieve certain stock ownership levels within five years of the later of September 13, 2018 or such non-employee director's appointment or election date, as applicable. The current stock ownership guidelines are set forth below:

• Each non-employee director must own the lesser of (i) shares of Company common stock with a value of five times the annual cash retainer for Board service and (ii) 4,000 shares. Unvested equity awards and unexercised stock options do not count toward meeting the stock ownership guidelines.

As of the end of fiscal 2022, all of our directors met, exceeded, or are on track to meet, these guidelines based on their current rate of stock accumulations in the time frames set out in the guidelines.

See "Executive Compensation—Compensation Discussion and Analysis—Other Compensation Policies and Information—Stock Ownership Guidelines" for information about the guidelines applicable to our executive officers.

Stockholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our stockholders on a broad range of governance and business topics, including business strategy and execution, Board refreshment, executive compensation practices, risk oversight, ESG, culture and human capital management. Stockholders provide valuable insights into emerging issues and feedback on our related programs. We believe that ongoing engagement builds mutual trust and understanding with our stockholders and is essential to our long-term success.

We Reached out to Institutional Stockholders Representing	We Engaged with Institutional Stockholders Representing	Lead Independent Director Participated in Calls with Institutional Stockholders Representing
62%	**43%**	**27%**
of shares outstanding	of shares outstanding	of shares outstanding

In general, our stockholders have a long-term outlook and understand that we are currently in a dynamic, high-growth phase and that we face a talent war. We received feedback on our compensation and corporate governance practices and feedback was provided to the relevant committees and the full Board. See "Executive Compensation—Compensation Discussion and Analysis—Executive Summary—Stockholder Engagement and Our 2021 Say-On-Pay Vote" for stockholder feedback on our executive compensation program.

Annual Stockholder Engagement Cycle



SUMMER
We review the results of the annual meeting, together with governance trends and best practices, and regulatory developments. We start preparing our agenda for engagement in the fall.

FALL
We speak with our major stockholders and others who request meetings about significant governance and executive compensation changes, ESG updates, and other developments at the Company. We solicit feedback on topics that are important to them.

SPRING
We publish our proxy statement and annual report to our stockholders. We reach out to our major stockholders and speak with those who wish to engage on important topics to be addressed at our annual meeting. Stockholders vote on election of directors, executive compensation, ratification of our auditors, and such other matters as may arise at our annual meeting.

WINTER
We communicate to the Board and its committees any feedback received and consider those perspectives in upcoming governance and executive compensation discussions. We consider disclosure enhancements.

PROXY

Stockholder Communications with the Board

We have a practice of regularly engaging with stockholders to seek their feedback. Stockholders may also communicate with the Board or with an individual member of the Board by writing to the Board or to the particular member of the Board and mailing the correspondence to: c/o Corporate Secretary, Splunk Inc., 270 Brannan Street, San Francisco, California 94107. All such stockholder communications will be reviewed initially by our Corporate Secretary or the Legal Department and, if appropriate, will be forwarded to the appropriate member or members of the Board, or if none is specified, to the Chair of the Board. This process assists the Board in reviewing and responding to stockholder communications in an appropriate manner. The Corporate Secretary reports regularly to the Governance & Sustainability Committee on all correspondence received that, in their opinion, involves functions of the Board or its committees or that they otherwise determine merits Board attention.

ESG Oversight and Highlights

The Board believes operating sustainably benefits our many different stakeholders and drives long-term value creation. We believe that data can deliver clarity, accelerate positive change, strengthen and lift up communities, and create a more just world. We work to conduct our business in ways that are principled, transparent and accountable to our stakeholders. We focus our efforts where we can have the most positive impact on our business stakeholders and communities and are committed to effectively govern and manage the environmental and social risks and opportunities that arise from our core business strategy.

The Company's three high-level ESG objectives — advancing our Global Impact Strategy; integrating ESG across the business; and innovating through our Climate Resilience and Innovation Strategy — comprise our current ESG focus areas.

Oversight of ESG

We believe strong governance and oversight of the ESG issues that matter most to our business and to our stakeholders contribute both to the long-term success of our business and to the positive impacts the Company can make in society.

- Our Board works closely with our management team to oversee ESG at the Company, both directly and through its four standing committees dedicated to areas of the program associated with their respective areas of responsibility.
- Our Governance & Sustainability Committee provides oversight of the Company's ESG activities, programs and public disclosure, and factors in any feedback received from stockholders.
- Our Audit Committee provides oversight of the Company's enterprise risk management framework, disclosure of ESG metrics and key performance indicators, as well as the development and implementation of disclosure controls and procedures with regard to reporting such metrics and indicators.
- Our Talent & Compensation Committee provides oversight of a range of human capital management activities, including matters relating to talent acquisition, talent management and development, and employee engagement, as well as employee diversity, equity and inclusion.
- Our Cybersecurity & Data Responsibility Committee provides oversight on matters concerning the Company's cybersecurity and data responsibility objectives, strategies, capabilities, initiatives and risk assessment and mitigation protocols.

Our ESG Pillars and Highlights

In fiscal 2022, we formally launched our Global Impact Strategy, led by our Chief Social Impact Officer, which lays out a range of impact initiatives that reflect our values as a company and the issues that matter most to our internal and external stakeholders across four strategy pillars: Social Impact, Ethical and Inclusive Growth, Data Responsibility and Environmental Sustainability. The mission of our Global Impact Strategy is to bridge the data divide to find actionable solutions for humanity's greatest challenges, along with a set of guiding principles to add unique value, drive collaboration, innovate for impact and embrace our stakeholders, and together provide focus and direction for implementing the strategy.

We also released our first Global Impact Report in fiscal 2022 detailing our ESG and Global Impact Strategy, mission and guiding principles, along with progress on our four strategy pillars. The report was developed with the following leading voluntary disclosure standards as reference: The Task Force on Climate-Related Financial Disclosures (TCFD) guidelines, the Sustainability Accounting Standards Board (SASB) framework, and the GRI (formerly Global Reporting Initiative) Standards.



Social Impact

- **Charitable giving**
- **Employee engagement**
- **Innovation technology**
- **Pledge product donations**
- **Social Impact Fund**
- **Workforce development**

Our Social Impact pillar encompasses programs, commitments and initiatives that help us engage communities, employees, businesses, nonprofits and academia, and empower traditionally underrepresented members of society, providing pathways to thrive in the data age.

- Splunk and Splunkers gave more than $1.79 million to support approximately 1,300 nonprofit organizations in fiscal 2021.
- We also directed 54% of our corporate giving to COVID-19 relief and other disaster response efforts in fiscal 2021.
- Our $50 million Social Impact Fund continues to provide financial investment and strategic support to for-profit social impact, beneficial purpose firms that seek to harness the power of business and data to drive positive changes.



Ethical and Inclusive Growth

- **Diversity, equity and inclusion**
- **Supplier diversity**
- **Talent and careers**

As Splunk grows, with it grows our vision to deliver actionable insights, accelerate positive change, strengthen and lift up communities, and create a more just world. Workforce diversity is an indispensable component of this vision, and our diversity, equity and inclusion (DEI) initiatives are central to fulfilling it.

- We published our second annual Diversity, Equity and Inclusion Annual Report.
- We advanced initiatives to remove unconscious bias in our language, product documentation and code repositories.
- We began work with leading supplier diversity organizations to engage more diverse suppliers.
- We continued work to transform and expand our talent pipeline to diversify our talent attraction channels.



Data Privacy and Security

- **AI ethics**
- **Data ethics**
- **Data privacy**
- **Data security**

Privacy and Security by Design is top of mind throughout our development process, and Splunk complies with industry and international security standards.

- Our Chief Information Security Officer (CISO) leads Splunk's Global Security team.
- The Splunk Assurance Advisory, Risk and Compliance (SpAARC) group oversees enterprise risk management, assurance and internal controls to safeguard, evaluate and mitigate data risk.
- The Data Protection team operates Splunk's global privacy program and supports the security and compliance programs managed by SpAARC and the CISO.



Environmental Sustainability

- **Climate resilience and innovation**
- **Operational eco-efficiency**
- **Sustainable sourcing and procurement**

Our position as the data platform leader for security and observability gives us the ability to be "all in" on sustainability and leverage our technology, expertise and talent to help build a safe, sustainable world that inspires and nourishes generations to come.

- We incorporated TCFD-aligned disclosures of our physical and transitional climate risks in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022; aligned our first Global Impact Report with TCFD guidelines; and became an official signatory to the Business Ambition for 1.5° campaign.
- We announced our commitment to achieve a net zero by 2050 Science Based Target consistent with a 1.5°C ambition level and to register a suite of shorter-term targets with the Science Based Targets initiative by the end of fiscal 2023.
- We began plans to develop our Sustainable Sourcing and Procurement program.

For more information about our ESG initiatives and voluntary disclosures, as well as our Global Impact Strategy, our Climate Resilience and Innovation Strategy, and our aim to bridge the data divide, please see our 2021 Global Impact Report (https://www.splunk.com/pdfs/2021-global-impact-report.pdf), our ESG Position Statement (https://www.splunk.com/en_us/legal/esg-position-statement.html), and our 2020 Diversity, Equity and Inclusion Annual Report (https://www.splunk.com/en_us/careers/diversity/diversity-annual-report.html).

The contents of these materials are referenced for general information only and are not incorporated by reference in this proxy statement.

PROXY

Other Governance Policies and Practices

Related Person and Other Transactions

Policies and Procedures for Related Person Transactions

The Audit Committee of our Board has the primary responsibility for reviewing and approving or ratifying transactions with related persons. We have adopted a formal written policy providing that related persons, which includes our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock, and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related person transaction with us, other than certain standing pre-approved transactions under the policy, without the prior consent of our Audit Committee.

In approving or rejecting any such proposal, our Audit Committee considers the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction and their involvement in the transaction, if any.

In the event we become aware of a related person transaction that was not previously approved or ratified under the policy, our Audit Committee will evaluate all options available, including whether to ratify, amend, terminate, rescind or take other action as appropriate.

From time to time, we engage in ordinary course commercial transactions with other entities whose officers or directors are also directors of the Company, whose directors are officers of the Company, or whose officers or directors are immediate family members of an officer or director of the Company. Such transactions are conducted on an arm's-length basis and our related persons do not have a material interest in such transactions. The Audit Committee has adopted standing pre-approvals under the policy for these and certain other transactions that do not create or involve a direct or indirect material interest.

In June 2021, we entered into an Investment Agreement with Silver Lake. Mr. Hao, a member of our Board since July 2021, is affiliated with Silver Lake. See "Board Composition—Board Refreshment and Succession Planning—Agreement with Silver Lake" for more information.

Except as set forth above, since the beginning of our last fiscal year, there were no related person transactions, and there are not currently any proposed related person transactions, that would require disclosure under the SEC rules.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain current executive officers. See "Executive Compensation—Compensation Tables—Executive Employment Arrangements."

We have also entered into indemnification agreements with certain directors and officers. The indemnification agreements and our Certificate of Incorporation and Bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Anti-Hedging and Anti-Pledging Policy; Stock Trading Practices

We maintain an Insider Trading Policy that, among other things, prohibits our non-employee directors, executive officers and employees from trading during quarterly and closed trading windows. The Insider Trading Policy also prohibits our non-employee directors, executive officers, employees, certain partners with access to confidential information and third parties identified from time to time by our Insider Trading Compliance Officer from engaging in short sales, hedging, swaps, exchange funds and similar transactions designed to decrease the risks associated with holding the Company's securities, as well as pledging the Company's securities as collateral for loans, transactions involving derivative securities relating to our common stock, and holding Company securities in a margin account. None of the Company's subsidiaries have publicly traded equity securities. Our Insider Trading Policy requires all non-employee directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 as amended ("Section 16 Officers") and employees identified by the Insider Trading Compliance Officer to obtain written pre-clearance from the Insider Trading Compliance Officer or his or her designee prior to buying, selling, or engaging in any other transaction in the Company's securities.

Further, we have adopted Rule 10b5-1 Trading Plan Guidelines that permit our non-employee directors, Section 16 Officers and certain employees to adopt Rule 10b5-1 trading plans ("10b5-1 plans"). Under our 10b5-1 Trading Plan Guidelines, 10b5-1 plans may only be adopted or modified during an open trading window under our Insider Trading Policy and only when such individual does not otherwise possess material nonpublic information about the Company. The first trade under a 10b5-1 plan may not occur until the completion of the next quarterly closed trading window following the adoption or modification of the 10b5-1 plan, as applicable.

Audit Committee Matters

PROXY

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Board recommends a vote "**FOR**" the Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the fiscal year ending January 31, 2023.

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP ("PwC"), independent registered public accountants, to audit our financial statements for the fiscal year ending January 31, 2023. During our fiscal year ended January 31, 2022, PwC served as our independent registered public accounting firm.

Notwithstanding its selection and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Splunk and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2023. Our Audit Committee is submitting the selection of PwC to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of PwC will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

The ratification of the appointment of PwC must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes present in person (virtually) or by proxy and thus will have the same effect as votes "Against" the proposal. Broker non-votes will have no effect on the outcome of this proposal. If the stockholders do not ratify the appointment of PwC, the Board or Audit Committee will reconsider the appointment.

Report of the Audit Committee

The Audit Committee is a committee of the Board comprised solely of independent directors, as required by the listing standards of The Nasdaq Stock Market and rules of the SEC. The Audit Committee operates under a written charter approved by the Board, which is available on our investor website at http://investors.splunk.com/corporate-governance. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to comply with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As of the date this report was approved, the Audit Committee consisted of three members: Sean Boyle, Mark Carges and Patricia Morrison. Mr. Boyle is an "audit committee financial expert" as defined under SEC rules and regulations. With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. PwC is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare or certify the Company's financial statements or guarantee the audits or reports of PwC. These are the fundamental responsibilities of management and PwC. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and PwC;
- discussed with PwC the applicable requirements of the Public Company Accounting Oversight Board; and
- received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence

Based on the Audit Committee's review and discussions with management and PwC, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 2022 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the Board:

Sean Boyle *(Chair)*
Mark Carges
Patricia Morrison

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by PwC for the fiscal years ended January 31, 2021 and 2022. All fees were pre-approved by the Audit Committee in accordance with the policy described below.

	2021 ($)	2022 ($)
Audit Fees[1]	4,626,990	5,083,435
Audit-Related Fees	—	—
Tax Fees[2]	968,767	645,435
All Other Fees[3]	152,870	3,870
Total:	5,748,626	5,732,740

[1] Audit fees consist of fees for professional services provided in connection with the integrated audit of our annual financial statements, management's report on internal controls, the review of our quarterly consolidated financial statements, and audit services that are normally provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements for those fiscal years, such as statutory audits.

[2] Tax fees consist of fees billed for tax compliance, consultation and planning services.

[3] All other fees consist of fees billed for access to online accounting and tax research software and ERP system implementation.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board, regarding auditor independence, our Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a description of services expected to be rendered during that year to the Audit Committee for approval.

The Audit Committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and the Audit Committee requires the independent registered public accounting firm and our management team to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the services must be pre-approved by the Audit Committee before the independent registered public accounting firm is engaged.

PROXY

Our Executive Officers

The following table identifies certain information about our executive officers as of May 1, 2022. Executive officers are appointed by the Board to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Gary Steele	59	President and Chief Executive Officer
Shawn Bice	52	President of Products & Technology
Jason Child	53	Senior Vice President and Chief Financial Officer
Scott Morgan	51	Senior Vice President, Chief Legal Officer, Global Affairs and Secretary



Gary Steele has served as our President, Chief Executive Officer and member of our Board since April 2022. Prior to joining us, Mr. Steele served as the Chief Executive Officer and as a director of Proofpoint, Inc., a provider of security-as-a-service solutions, from 2002 to 2022, and served as the Chairman of the board of Proofpoint from 2018 to 2021. From 1997 to 2002, Mr. Steele served as Chief Executive Officer of Portera Systems Inc., a software company. Before Portera, Mr. Steele served as the vice president and general manager of the Middleware and Data Warehousing Product Group at Sybase, Inc., an enterprise and mobile software company. Mr. Steele also served in business development, marketing, and engineering roles at Sun Microsystems, Inc. and Hewlett-Packard Company, computer, computer software and information technology companies. Mr. Steele has served as a member of the board of directors of Upwork Inc., a talent freelancing platform, since 2018. Mr. Steele previously served as a member of the board of directors of Vonage Holdings Corp., a cloud communications provider, from 2016 to 2021. Mr. Steele holds a B.S. from Washington State University.



Shawn Bice has served as our President of Products & Technology since 2021. Prior to joining us, Mr. Bice served as Vice President, Databases at Amazon Web Services, a cloud computing infrastructure company, from 2016 to 2021. Prior to this role, Mr. Bice spent 17 years in various leadership roles at Microsoft, a technology company, including most recently as General Manager. Mr. Bice has served as a member of the board of directors of Washington Federal Bank, National Association, a national bank, since 2021. Mr. Bice holds a B.S. from Eastern Michigan University.



Jason Child has served as our Senior Vice President and Chief Financial Officer since 2019. Prior to joining us, Mr. Child served as Chief Financial Officer at Opendoor Labs Inc., an online real estate marketplace, from 2017 to 2019. From 2015 to 2016, Mr. Child was Chief Financial Officer at AliphCom, Inc. (d/b/a Jawbone), a consumer technology and wearable products company. Mr. Child served as Chief Financial Officer at Groupon, Inc., an e-commerce company, from 2010 to 2015. Previously, he spent over 11 years leading various global finance teams at Amazon.com, Inc., an e-commerce and cloud computing company. Mr. Child began his career at Arthur Andersen LLP. Mr. Child has served as a member of the board of directors of Coupang, Inc., an e-commerce company, since April 2022. He holds a B.A. from the University of Washington.



Scott Morgan has served as our Senior Vice President, Chief Legal Officer since 2019 and our Secretary since 2018. Mr. Morgan has also led our Global Affairs organizations since 2020. Prior to this role, Mr. Morgan served as our General Counsel from 2017 to 2019, as our Vice President, Associate General Counsel from 2014 to 2017 and as our Associate General Counsel from 2012 to 2014. He also served as our Assistant Secretary from 2012 to 2018. Prior to joining us, Mr. Morgan served as legal counsel at Autodesk, Inc., a design software and services company and Tellabs, Inc., a provider of access networks solutions. Mr. Morgan began his career as an associate at Morrison & Foerster LLP and at Thoits, Love, Hershberger & McClean LLP. Mr. Morgan holds a B.A. from the University of California, Berkeley and a J.D. from the University of California, Hastings College of the Law.

Executive Compensation

<table>
<tr>
<td>PROPOSAL
3</td>
<td>## Advisory Vote to Approve Named Executive Officer Compensation

The Board recommends a vote "**FOR**" the Approval, on an Advisory Basis, of our Named Executive Officer Compensation.</td>
</tr>
</table>

As required by SEC rules, we are asking our stockholders to approve, on an advisory, non-binding basis, the compensation of our named executive officers ("NEOs") as disclosed in the "Compensation Discussion and Analysis" section beginning on page 44, the compensation tables and the related narratives appearing in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this proxy statement. We currently hold our Say-on-Pay vote every year.

In response to the Say-on-Pay vote at our 2021 annual meeting of stockholders, in late fiscal 2022 and early fiscal 2023 we conducted an extensive outreach campaign to speak directly with a number of our stockholders. In response to the feedback we received from our stockholders through this campaign, we made a number of changes to our annual and long-term incentive compensation programs. Our outreach campaign, as well as the related changes to our annual and long-term incentive compensation programs, are described in more detail below under "Compensation Discussion and Analysis— Executive Summary—Stockholder Engagement and Our 2021 Say-On-Pay Vote."

The Say-on-Pay vote must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. Abstentions are considered votes present in person (virtually) or by proxy and thus have the same effect as votes "Against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. The Say-on-Pay vote is advisory, and therefore is not binding on us, our Talent & Compensation Committee or our Board. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Talent & Compensation Committee will consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and our Talent & Compensation Committee value the opinions of our stockholders. To the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, we will endeavor to engage with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns. The Talent & Compensation Committee will evaluate whether any actions are necessary to address those concerns.

We believe that our executive compensation program is effective in achieving the Company's objectives of:

- Recruiting, incentivizing and retaining highly qualified executive officers who possess the skills and leadership necessary to grow our business;
- Directly linking incentive compensation for our executive officers with achieving or exceeding our strategic and financial performance goals;
- Providing meaningful long-term incentives to align the interests of our executive officers with those of our stockholders;
- Reflecting our long-term strategy, which includes a financial strategy of disciplined investing for our future growth;
- Promoting a healthy approach to risk and sensitivity to underperformance as well as outperformance; and
- Providing compensation packages that are competitive, reasonable and fair relative to peers, the overall market and performance.

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the proxy statement for the 2022 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure."

Compensation Discussion and Analysis

Executive Summary

Our executive compensation program is designed to attract, motivate and retain the key executives who drive our success. Pay that reflects performance and aligns with the interests of long-term stockholders is key to our compensation program design and decisions. We structure our executive compensation program to include significant performance metrics that are aligned with our business strategy and long-term stockholder value creation.

Our executive compensation program consists of the following primary components–base salary, a short-term cash bonus opportunity, and long-term incentive compensation in the form of time-based restricted stock unit ("RSU") and performance-based performance unit ("PSU") equity awards. A significant portion of our executive compensation is performance-based and in the form of long-term compensation. The fiscal 2022 executive compensation program provided short-term cash bonuses designed to drive total annual recurring revenue ("ARR") and long-term performance-based equity awards designed to drive ARR, operating cash flow and stock price performance. We believe that both ARR growth and operating cash flow performance are critical to long-term stockholder value creation and that incorporating stock price growth as part of our long-term equity award design further aligns our executives' and stockholders' interests.

In response to the "Say-on-Pay" vote at our 2021 annual meeting of stockholders, in late fiscal 2022 and early fiscal 2023 we conducted an extensive outreach campaign to speak directly with a number of our stockholders. We contacted institutional stockholders representing approximately 62% of our shares and met with institutional stockholders representing 43% of our shares. In response to the feedback we received from our stockholders through this campaign, we implemented changes to our annual and long-term incentive compensation programs. Our outreach campaign, as well as the related changes to our annual and long-term incentive compensation programs, are described in more detail below under "Stockholder Engagement and Our 2021 Say-On-Pay Vote" and "Recent Fiscal 2023 Compensation Decisions."

Our compensation actions during fiscal 2022 and early fiscal 2023 also included implementing compensation arrangements to support a CEO transition and the appointment of two new executive officers, as described in more detail below under "CEO Transition and Named Executive Officers for Fiscal 2022."

CEO Transition and Named Executive Officers for Fiscal 2022

Termination of Douglas Merritt as President and CEO

On November 13, 2021, our Board terminated Douglas Merritt as our President and CEO, and Mr. Merritt agreed to continue his employment with us as a strategic advisor to our interim CEO. If Mr. Merritt had not agreed to continue his employment as a strategic advisor to our interim CEO, our Board's termination of his employment as our President and CEO would have constituted a termination of his employment by us without "cause" under Section 7(b) of our employment letter with him, and given rise to the corresponding severance payments and benefits under the employment letter immediately upon such termination in November 2021. However, in order to facilitate a smooth transition and continued business operations during a critical transformation period without interruption, our Board negotiated to retain Mr. Merritt as a strategic advisor to our interim CEO.

To encourage Mr. Merritt to remain employed by us as a strategic advisor to our interim CEO following our Board's termination of him as our President and CEO, we maintained his then-existing level of compensation, including continued vesting of outstanding equity awards. During his employment as a strategic advisor to our interim CEO, Mr. Merritt served a crucial role and helped facilitate a smooth leadership transition to our interim CEO. He served as a valuable resource to our interim CEO, helping to retain senior executives, preserving the commitment and engagement of our employees, partners and customers during a critical transformation period for the Company, and helping to lead our go-to-market efforts during the Company's historically most important fourth quarter, which allowed our interim CEO to focus on other operational matters and the important task of recruiting a new President and CEO. Without Mr. Merritt's employment as a strategic advisor to our interim CEO through this critical transformation period, our ability to drive our ongoing business transformation and our sales performance may have been jeopardized.

PROXY

In connection with the appointment of our new President and CEO, described below, Mr. Merritt's employment with the Company terminated on March 31, 2022, and he received the severance payments and benefits under our employment letter with him corresponding to a termination of his employment by us without "cause." These payments and benefits would have been provided to him upon our termination of him as our President and CEO if he had not agreed to continue employment with us as a strategic advisor to our interim CEO. Mr. Merritt's severance payments and benefits are described in further detail below under "Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits."

Interim CEO Arrangement

Immediately following the termination of Mr. Merritt as our President and CEO, Graham Smith, the Chair of our Board, became our interim CEO, and we immediately commenced a search process to identify our next President and CEO. In connection with his appointment as interim CEO, we entered into an employment letter with Mr. Smith. Given the temporary and transitional nature of Mr. Smith's role as interim CEO, and his existing meaningful financial stake in the Company at the time of his transition to interim CEO (including through unvested equity awards received in connection with his services as a member of our Board), the Talent & Compensation Committee, with the assistance of its independent compensation consultant Compensia, a national compensation consulting firm ("Compensia"), structured Mr. Smith's compensation to be simple and to be less than the median CEO total direct compensation for the CEOs in our compensation peer group. Mr. Smith's employment letter provided for a base salary for the term he served as interim CEO at a rate of $1,000,000 per month, as well as eligibility to participate in our standard employee benefit programs applicable to full-time U.S. employees. In connection with his services as interim CEO, Mr. Smith was not eligible for an annual cash bonus opportunity or equity awards. We determined this was appropriate not only given the temporary and transitional nature of Mr. Smith's role as interim CEO and his existing meaningful financial stake in the Company, but also given that at the time he commenced his role as interim CEO, more than three-quarters of the one-year performance periods within our fiscal 2022 annual and long-term performance-based incentive programs had elapsed. During his term as interim CEO, Mr. Smith's equity awards previously granted to him in connection with his services as a member of our Board continued to vest, and he did not receive any other compensation for his services as a member of our Board.

Appointment of New CEO



Following an extensive candidate search and interview process, our Board appointed Gary Steele as our President and CEO effective as of April 11, 2022. Mr. Smith ceased services as our interim CEO on such date and remained the Chair of our Board. Our Board appointed Mr. Steele as our President and CEO in light of his tenure as a highly regarded technology executive with over 30 years of experience, as well as his proven track record of successfully scaling SaaS operations and growing multi-billion-dollar global enterprises. Prior to joining us, Mr. Steele served as the Chief Executive Officer and as a director of Proofpoint, Inc., a provider of security-as-a-service solutions, since 2002, and served as the Chairman of the board of Proofpoint from 2018 to 2021. Over the past two decades, he led Proofpoint's growth from an early-stage start-up to a leading, publicly traded security-as-a-service provider to some of the world's best-known organizations. As a public company, Proofpoint had a long history of strong growth combined with compelling free cash flow.

CEO New Hire Compensation Package

We entered into an employment letter with Mr. Steele, which provides for the following compensation:

- Annual base salary of $900,000 and annual target bonus of 125% of annual base salary (prorated for fiscal 2023);
- A cash signing bonus of $8,000,000, subject to full reimbursement if Mr. Steele voluntarily resigns from the Company without "good reason" (as defined in his employment letter) or the Company terminates his employment for "cause" (as defined in his employment letter) within 12 months of his employment start date. The bonus is subject to reimbursement to the Company on a prorated basis if such a termination occurs 12 months after Mr. Steele's employment start date and before 36 months after his employment start date;
- RSUs with a value of approximately $12,000,000, subject to time-based vesting over four years from Mr. Steele's employment start date;
- PSUs with a target value of $18,000,000, subject to performance-based vesting on terms and conditions for the fiscal year 2023 PSU program, described in further detail below under "Recent Fiscal 2023 Compensation Decisions";

- In the event that Mr. Steele's employment is terminated without cause or if he resigns employment for good reason within six months before or 18 months after a change in control (a "change of control period"), then, in addition to any accrued compensation, he will be eligible to receive: (i) a cash payment equal to 24 months of his annual base salary plus 24 months of his annual target bonus in effect in the year of termination, plus a prorated portion of his annual target bonus for the fiscal year of termination based on the number of months employed during such year, less any amounts already paid for such year; (ii) continued health coverage for 18 months or, if doing so would cause imposition of an excise tax or otherwise violate applicable laws, a lump sum cash payment of $36,000; and (iii) accelerated vesting of all unvested equity awards with only time-based vesting conditions;

- In the event that Mr. Steele's employment is terminated without cause not during a change of control period, then, in addition to any accrued compensation, he will be eligible to receive, (i) a cash payment equal to 18 months of his then-current base salary, plus a prorated portion of his annual target bonus for the year of termination, less any amounts already paid for such year, (ii) continued health coverage for 12 months, or a lump sum cash payment of $24,000 if paying for COBRA premiums would result in an excise tax to the Company or violate other applicable laws, and (iii) accelerated vesting of equity awards with only time-based vesting conditions scheduled to vest in the 12 months following such termination; and

- The foregoing severance payments and benefits will be subject to Mr. Steele's execution of an effective release of claims in favor of the Company.

The Talent & Compensation Committee determined Mr. Steele's compensation with the assistance of Compensia, as follows:

- *Process.* The Talent & Compensation Committee considered and analyzed CEO compensation within our compensation peer group, as well as recent new-hire CEO compensation among 14 broader technology companies.

- *Target cash compensation.* Based on this analysis, the Talent & Compensation Committee set Mr. Steele's target total cash compensation (excluding the cash signing bonus) to approximate the median target total cash compensation within both peer groups.

- *Initial equity awards.* The Talent & Compensation Committee determined that the target value of initial equity awards for external CEO appointments ranges from approximately two to three times the value of the relevant CEO's annual equity awards. Based on such determination, the Talent & Compensation Committee set the target value of the initial equity awards for Mr. Steele to approximately two times the median target value of CEO annual equity awards within our compensation peer group. These initial equity awards were intended to encourage Mr. Steele to accept our offer of employment and create an immediate, performance-based tie to changes in stockholder value, fostering a commonality of interest between Mr. Steele and our stockholders.

- *Forfeited compensation.* In determining Mr. Steele's initial equity awards and his cash signing bonus, the Talent & Compensation Committee took into account the significantly higher long-term performance-based compensation opportunity he forfeited when he separated from his prior employer, which opportunity was more than twice the target value of Mr. Steele's initial equity awards (target value of $30,000,000) and his cash signing bonus ($8,000,000).

- *Severance eligibility.* Mr. Steele's eligibility for severance payments and benefits reflects the Company's existing severance payments and benefits structure for non-interim CEOs. In determining Mr. Steele's compensation package generally, the Talent & Compensation Committee also took into account the highly competitive business environment and extremely competitive talent market in which we operate.

With respect to Mr. Steele's future compensation, the Talent & Compensation Committee expects to take into account competitive market analyses prepared by its independent compensation consultant, as well the other factors described in "Discussion of Our Fiscal 2022 Executive Compensation Program—Compensation Process—Role of Talent & Compensation Committee" below.

Performance-based and long-term compensation are predominant elements of our regular CEO and NEO compensation program. For Mr. Merritt, approximately 63% of his annualized target fiscal 2022 compensation was performance-based compensation (based on target annual cash bonus opportunity and grant date accounting fair value of PSUs), and approximately 90% was long-term compensation (based on grant date accounting fair value of PSUs and RSUs, vesting over three years). The Talent & Compensation Committee expects that Mr. Steele's compensation beginning with fiscal 2024 will have a similar mix of performance-based and long-term compensation that aligns with the Company's pay-for-performance compensation philosophy for its executives.

Our Fiscal Year 2022 Named Executive Officers

Our NEOs for fiscal 2022, determined as of January 31, 2022, in accordance with SEC rules and regulations, are:

- Graham Smith, our then interim CEO and Chair of our Board;
- Jason Child, our Senior Vice President and Chief Financial Officer;
- Teresa Carlson, our then President and Chief Growth Officer;
- Shawn Bice, our President of Products & Technology;
- Scott Morgan, our Senior Vice President, Chief Legal Officer, Global Affairs and Secretary;
- Douglas Merritt, our then former President and CEO and then strategic advisor to the interim CEO; and
- Timothy Tully, our then former Senior Vice President, Chief Technology Officer.

Strategic Context and Fiscal 2022 Business Highlights

We provide innovative solutions that use data from digital systems to help organizations identify opportunities for optimization and innovation and to keep those systems secure and performing effectively. This class of data is growing significantly as a direct result of the prevalence and importance of digital systems used by today's organizations. Decades of investment in digital transformation have integrated the hardware and software that comprise digital systems into every aspect of how modern organizations operate. The data generated by these systems contains a comprehensive, real-time record of operations, interactions, and transactions that our offerings convert into insights and actions that improve technology and business outcomes. Our solutions for cybersecurity ("Security") and Observability empower users in technology roles, including Development Operations ("DevOps"), IT Operations ("ITOps"), and cyber security, to monitor and secure digital systems more quickly and efficiently. Business users leverage our offerings to gain visibility into their digital processes to deliver better experiences, improve decisions and drive better results.

Our offerings provide visibility to our customers' diverse technology infrastructure including systems deployed on the edge, on premises, and in private and public cloud environments, running software ranging from monolithic apps to cloud native ones. We also believe our offerings empower operational transformation, helping customers move from reactive, non-scalable and ineffective approaches to proactive, automated, and AI-assisted processes that drive better outcomes even as the scale and complexity of their technology continue to grow.

The COVID-19 pandemic significantly increased the importance of being a digital, data-driven organization and we believe the importance of data-driven innovation will only continue to increase over time. The events of 2020 and 2021 accelerated the adoption of new ways to work and exerted an enormous amount of pressure on organizations of all kinds to deliver better experiences and outcomes, and to enable entirely new offerings and business models. We believe this global shift in the business environment and the related challenges are here to stay and that Splunk enables organizations to rise to these challenges by leveraging technology to achieve greater efficiency, agility, security, and drive a sustained competitive advantage. When organizations use Splunk to improve their security postures and build resilience, they are able to innovate more effectively.

In fiscal 2022, we reached a significant milestone as we surpassed $3 billion in total ARR, with cloud revenue growing 70%. Our cloud services customers have accelerated their time to value and achieved lower total cost of ownership. Most importantly, the rate at which new features and capabilities are delivered to and used by customers is accelerated when using cloud services offerings. Given our customers' success adopting our cloud services offerings, we will continue to invest heavily in differentiated cloud services offerings delivered through a cloud-optimized go-to-market and support model. We will continue to invest in our license offerings to enable both standalone consumption and hybrid Splunk deployments that span customer on-premises and cloud environments. We expect our cloud services offerings will continue to be an important source of growth for the Company, our customers and our partners.

We intend to continue investing for long-term growth. We have invested and intend to continue to invest in product development to deliver additional features and performance enhancements, deployment models and solutions that can address new end markets. We expect to continue to expand our sales and marketing organizations to market and sell our offerings both in the United States and internationally.

In fiscal 2022, we prioritized growth with a focus on disciplined execution of our business objectives as we navigated our cloud-first business model transformation. Accordingly, in fiscal 2022, we and our investors focused on total annual recurring revenue ("ARR") and operating cash flow metrics. Our focus on customer success and innovative products is critical to software and cloud services adoption and led to continued ARR growth. Our focus on capturing our large and growing market opportunity requires that we continue to invest in our business, so in fiscal 2022, our executive compensation balanced growth and operational discipline in support of our long-term execution objectives.

In March 2021, the Talent & Compensation Committee established goals for ARR and operating cash flow performance for fiscal 2022 that it considered very aggressive, yet achievable with focused effort and execution by our NEOs, and that reflected a rigorous increase in growth relative to our prior fiscal year ARR and operating cash flow achievement. We believe that our effort and performance were strong in fiscal 2022, as demonstrated by our business highlights below.

Strong Cloud Momentum



Cloud ARR of $1.34 billion
Up 65%
year-over-year[1]

Cloud Revenue of $944 million
Up 70%
year-over-year

317 customers with Cloud ARR > $1 million
Up 70%
year-over-year

Fiscal Year 2022 Performance



Total Revenues
$2.67 Billion
Up **20%**
year-over-year

Cash Flow
Operating Cash Flow of
$128 million
Free Cash Flow[2] of
$117 million

Customers with ARR > $1 million
675 customers
Up 32%
year-over-year



ARR
($ in millions) • FYE January 31

ARR up **32**% year-over-year[1]

[1] ARR represents the annualized revenue run-rate of active cloud services, term license, and maintenance contracts at the end of a reporting period, Cloud ARR represents the annualized revenue run-rate of active cloud services contracts at the end of a reporting period, each as reported in our Annual Report on Form 10-K for the year ended January 31, 2022. Each contract is annualized by dividing the total contract value by the number of days in the contract term and then multiplying by 365. ARR and Cloud ARR should be viewed independently of revenue, and do not represent our revenue under GAAP on an annualized basis, as each is an operating metric that can be impacted by contract start and end dates and renewal rates. ARR is not intended to be a replacement for forecasts of revenue.

[2] To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we provide investors with certain non-GAAP financial measures, including non-GAAP free cash flow. For a full reconciliation between GAAP and net cash used in operating activities and free cash flow, please see Appendix A.

We believe our executive compensation program structure incentivized our NEOs to drive our strong growth, financial performance and execution for fiscal 2022. In addition, we believe our NEOs' compensation for fiscal 2022 appropriately reflected and rewarded their collective contributions to our performance. We have an executive management team of seasoned and accomplished leaders focused on executing on our market opportunity and leading us through our next phase of growth.

Stockholder Engagement and Our 2021 Say-On-Pay Vote

At our 2021 annual meeting of stockholders, we held a Say-on-Pay vote on the compensation of our NEOs for fiscal 2021, which received the support of approximately 35% of the votes cast. This was significantly lower than the Say-on-Pay vote support of approximately 88%, 94% and 87%, respectively, of the votes cast at our annual meetings of stockholders in 2020, 2019 and 2018, respectively, for the compensation of our NEOs. The Talent & Compensation Committee and our full Board took the Say-on-Pay vote outcome very seriously. While we have a history of strong engagement with our stockholders, in order to better understand this vote result and solicit stockholder feedback, we undertook an extensive stockholder outreach campaign following our 2021 annual meeting of stockholders. We contacted institutional stockholders representing approximately 62% of our shares to, among other things, discuss our executive compensation program, policies, and practices, solicit feedback and ensure that we had insight into the issues that were most important to our stockholders so that we could better understand their perspectives. We met with institutional stockholders representing 43% of our shares. Mr. Newberry, our then Lead Independent Director and current chair of the Talent & Compensation Committee, led 40% of the meetings. These discussions included our Senior Vice President, Chief Legal Officer, Global Affairs and Secretary, our Vice President, Investor Relations, and members of our Legal, Global Affairs team focused on corporate governance, executive compensation and ESG matters.

We value our stockholders' opinions and feedback and are committed to maintaining an active dialogue to understand the priorities and concerns of our stockholders. We believe that ongoing engagement builds mutual trust and alignment with our stockholders and is essential to our long-term success.

We Reached out to Institutional Stockholders Representing:	We Engaged with Institutional Stockholders Representing:	Institutional Stockholders We Engaged with That Voted Against 2021 Say-On-Pay Proposal:
 62% of Shares Outstanding	 43% of Shares Outstanding	 29% of Shares Outstanding

In the course of 20 meetings with our institutional stockholders, we received valuable feedback on our executive compensation program, policies and practices, as summarized in the chart below. We discussed with these stockholders the reasons for their opposition to, or support of, our Say-on-Pay resolution for fiscal 2021 NEO compensation. These stockholders generally viewed the evolution of our executive compensation program as consistent with what we previously communicated in our outreach over the past several years and consistent with our strategy and pay for performance philosophy. Key feedback we received from our stockholders relating to our executive compensation program and our responses, including related changes to our annual and long-term incentive compensation programs, is described in the chart below. See "Corporate Governance at Splunk—Stockholder Engagement" on page 35 of this proxy statement for more information on our stockholder engagement program.

Area of Focus	What We Heard from Stockholders	How We Responded
Adjustments to ARR Performance Metrics	• Stockholders sought to understand our fiscal 2021 mid-year adjustments to ARR performance metrics in our fiscal 2021 annual executive bonus plan and fiscal 2021 PSU program, and in many cases preferred capping the related payout at the original target level	• The Talent & Compensation Committee did not lower or otherwise adjust our fiscal 2022 performance metrics • The Talent & Compensation Committee commits that lowering performance metrics for in-flight incentives (or providing special incentives to true-up in-flight incentives) are actions that it would take only in extraordinary circumstances that could not have been foreseen • Further, in the event of any such extraordinary circumstance and any related direct or indirect change to in-flight incentives, the Talent & Compensation Committee commits that it would cap any related payout at its original target level
Overlapping Performance Metrics	• Stockholders indicated a preference for differentiated performance metrics in our annual executive bonus plan and our PSU program	• As described in more detail immediately below under "Recent Fiscal 2023 Compensation Decisions," beginning with fiscal 2023, we eliminated overlapping performance metrics in our annual executive bonus plan and our PSU program
Longer Performance Periods in PSU Program	• Stockholders indicated a preference for a performance period longer than one year in our PSU program	• As described in more detail immediately below under "Recent Fiscal 2023 Compensation Decisions," in fiscal 2023, we initiated a transition to a PSU program with a three-year relative total stockholder return performance metric, with interim earning opportunities not to exceed one-third of target
Use of Relative Total Stockholder Return in PSU Program	• Some stockholders indicated a preference for basing our PSU program on a relative total stockholder performance metric	• As described in more detail immediately below under "Recent Fiscal 2023 Compensation Decisions," in fiscal 2023, we initiated a transition to a PSU program with a three-year relative total stockholder return performance metric, with interim earning opportunities not to exceed one-third of target
Rigor of Performance Metric in PSU Program	• If relative total stockholder return performance is to be used as a PSU metric, some stockholders indicated a preference for using a benchmark relevant to the Company's industry and not a broad public company index like the S&P 500 index • If relative total stockholder return performance is to be used as a PSU metric, some stockholders indicated a preference for setting target performance at a level above median performance, and capping any payout at the target level if the Company's absolute relative total stockholder return is negative	• As described in more detail immediately below under "Recent Fiscal 2023 Compensation Decisions": • Our fiscal 2023 PSU program is based on a Company total stockholder return performance metric compared to the SPDR S&P Software & Services ETF (XSW), an ETF which tracks the S&P Software & Services index (this is an index that is focused on the Company's industry and that has meaningfully outperformed the Dow Jones, S&P 500 and Russell 2000 indices on a five-year basis over the last five years) • Target earning under the fiscal year 2023 PSU program is aligned with 55th percentile performance against the SPDR S&P Software & Services ETF (XSW), and payouts under the program are capped at the target level if the Company's absolute relative total stockholder return is negative

Recent Fiscal 2023 Compensation Decisions

In March 2022, the Talent & Compensation Committee conducted its annual executive compensation review and made fiscal 2023 compensation decisions for our continuing NEOs as set forth below. In making these decisions, the Talent & Compensation Committee considered, among other factors, feedback from our stockholders, including in response to our 2021 Say-on-Pay vote as described above, pay levels of our NEOs relative to peers and the overall competitive market, the performance of each continuing NEO, and the continued talent war for experienced leadership in our industry.

- Due to the successful progression of our business transformation, our business has matured and our financial results have become more predictable, enabling us to respond to stockholder feedback and initiate, in fiscal 2023, a transition to a PSU program with a three-year relative total stockholder return performance metric.
  - o The fiscal 2023 PSUs include interim payout opportunities after the end of the first and second year of the three-year performance period as follows:
    - These two interim payout opportunities are each capped at one-third of the target level payout for the PSUs, based on relative total stockholder return performance and continued service through the end of the relevant year.
    - For each interim payout opportunity, any upside above one-third of the target level payout cannot be earned until the conclusion of the three-year performance period (and would be based on relative total stockholder return performance through the conclusion of the three-year performance period).
    - This interim payout structure was implemented in order to avoid a payout gap at the end of year one and year two of the three-year performance period as we transition to a new PSU program (under our current PSU structure, payouts for earned amounts begin after the conclusion of a one-year performance period).
  - o We expect that beginning with fiscal 2025, PSU grants will require continued service through the full three-year performance period for any PSUs to vest, so that the two interim payout opportunities described above would be converted into opportunities to "bank" shares based on the Company's interim performance (at no more than one-third a target level of payout) and, if earned, any payout would require continued service until the end of the full three-year performance period.
  - o The minimum (threshold), target and maximum relative total stockholder return metrics for the fiscal 2023 program are the 25th, 55th and 75th percentile, respectively, compared to the SPDR S&P Software & Services ETF (XSW). The Talent & Compensation Committee selected the SPDR S&P Software & Services ETF (XSW) given (x) its representation of our technology industry peers and (y) that it is challenging relative to other potential benchmark indices, having outperformed the Dow Jones, S&P 500 and Russell 2000 on a five-year basis over the last five years.
  - o Payouts under the fiscal 2023 PSUs are capped at the target level if the Company's absolute relative total stockholder return is negative.
  - o In the event of a change in control of the Company, the fiscal 2023 PSUs will be treated as follows: (x) relative total stockholder return will be measured, and the PSUs will correspondingly performance-vest, as of the date of such change in control; (y) a portion of the performance-vested PSUs will time-vest on the date of such change in control on a prorated basis (based on months of service through such date); and (z) the portion of the performance-vested PSUs that do not time-vest pursuant to the preceding clause (y) will remain subject to time-vesting conditions following such change in control.
- In response to the stockholder feedback described above, in fiscal 2023, we eliminated overlapping metrics in our annual executive bonus plan and our PSU program.
  - o To motivate and incentivize our executives to drive top-line growth in our business while enhancing their focus on specific financial goals considered important to the Company's long-term growth, our fiscal 2023 annual executive bonus plan is based on ARR and operating cash flow.
- After considering a competitive analysis of market data of our compensation peer group provided by Compensia, the recommendations of our interim CEO, other than with respect to his own base salary, and other factors described in "Discussion of Our Fiscal 2022 Executive Compensation Program—Compensation Process—Role of Talent & Compensation Committee" below:
  - o We increased the base salaries of Messrs. Child, Bice and Morgan by approximately 4% to 11% of their fiscal 2022 base salaries.
  - o We maintained the target annual cash bonus opportunities for Messrs. Child, Bice and Morgan.
  - o We maintained the mix of fiscal 2023 annual equity awards for all recipients at 60% PSUs and 40% RSUs. This mix is consistent with that of fiscal 2022 annual equity awards.

Our Executive Compensation Policies and Practices

Our executive compensation policies and practices are designed to reinforce our pay for performance philosophy and align with sound governance principles. The following chart highlights our fiscal 2022 executive compensation policies and practices:



WHAT WE DO

- Ongoing engagement with our institutional stockholders regarding our compensation policies and practices
- Performance-based cash and equity incentive compensation
- Caps on performance-based cash and equity incentive compensation
- Annual review and approval of our executive compensation strategy
- Significant portion of executive compensation at risk based on corporate performance
- Clawback policy on cash and equity incentive compensation
- Stock ownership guidelines for executive officers and non-employee directors
- Multi-year equity award vesting periods for equity awards
- Independent compensation consultant engaged by the Talent & Compensation Committee
- 100% independent directors on the Talent & Compensation Committee
- Limited perquisites



WHAT WE DON'T DO

- No "single trigger" change in control payments and benefits
- No post-termination retirement or pension-type non-cash benefits or perquisites for our executive officers that are not generally available to our employees
- No tax gross-ups for change in control related excise tax payments
- No short sales, hedging, or pledging of stock ownership positions and transactions involving derivatives of our common stock
- No strict benchmarking of compensation to a specific percentile of our compensation peer group

Discussion of Our Fiscal 2022 Executive Compensation Program

We align our executive compensation program with our business strategy, consider feedback from our stockholders, and focus on outcomes that we believe to be key to our success—growth, execution, innovation and disruption. This section provides an overview of the philosophy, objectives and components of our executive compensation program for fiscal 2022. In addition, we explain how and why the Talent & Compensation Committee arrived at the specific compensation policies and decisions for our NEOs during fiscal 2022.

Philosophy and Objectives

Our *"Pay for Performance" Philosophy.* We operate in a highly competitive business environment within a rapidly evolving and extremely competitive talent market. To successfully compete and grow our business in this dynamic environment, we need to recruit, incentivize and retain talented and seasoned technology leaders. Our success is critically dependent on the skills, acumen and motivation of our executives and employees to rapidly execute at the highest level. To that end, our executive compensation program is shaped by our "pay for performance" philosophy.

Our Current Objectives. The current objectives of our executive compensation program are to:

- Recruit, incentivize and retain highly qualified executive officers who possess the skills and leadership necessary to grow our business;

- Directly link the incentive compensation for our executive officers with achieving or exceeding our strategic and financial performance goals;
- Provide meaningful long-term incentives to align the interests of our executive officers with those of our stockholders;
- Reflect our long-term strategy, which includes a financial strategy of disciplined investing for our future growth;
- Promote a healthy approach to risk and sensitivity to underperformance as well as outperformance; and
- Provide compensation packages that are competitive, reasonable and fair relative to peers, the overall market and performance.

Intense Competition For Talent. We actively compete with other companies in seeking to attract and retain a skilled executive management team. This is particularly prevalent in our industry, where there are a number of rapidly expanding technology companies intensely competing for highly qualified candidates in the cloud, security and observability markets. In addition, the success and prominence of our business in the emerging big data market is increasingly attracting the attention of competitors and other companies. This has caused us to increase our focus on retaining employees, particularly our executives, as we are seen as a company with experienced executive talent that has successfully and rapidly scaled our technology business.

We have responded to this intense competition for talent by implementing compensation policies and practices designed to motivate our executive officers to pursue our corporate objectives while also incentivizing them to create long-term value for our stockholders. Our executive compensation program combines short-term and long-term components, including base salary, annual cash bonuses and long-term equity awards. While challenging to achieve, we believe the Talent & Compensation Committee has developed an appropriate mix of incentives that attracts, motivates and retains each executive officer.

We regularly review and discuss our executive compensation program with our stockholders. If appropriate, we adjust our executive compensation program to match the maturity, size, scale and growth of our business. Because our ability to compete and succeed in this dynamic environment is directly correlated to our ability to recruit, incentivize and retain talented and seasoned technology executives, we expect to continue to adjust our approach to executive compensation to respond to our needs and to market conditions as they evolve.

Compensation Process

Role of Talent & Compensation Committee

Pursuant to its charter, the Talent & Compensation Committee is responsible for annually reviewing and approving compensation arrangements for our executive officers, including our CEO, for reviewing and approving corporate goals and objectives relevant to these compensation arrangements, evaluating executive performance, and considering factors related to the performance of the Company, including accomplishment of the Company's long-term strategic and financial goals. In evaluating and determining executive officer compensation, the Talent & Compensation Committee also considers the results of the most recent Say-on-Pay vote and feedback from our stockholders. For additional information about the Talent & Compensation Committee, see "Corporate Governance at Splunk—Board Meetings and Committees—Talent & Compensation Committee" in this proxy statement.

In making executive compensation decisions, the Talent & Compensation Committee seeks the assistance of its independent compensation consultant, Compensia, as well as our CEO and our management team (except with respect to their own compensation). The Talent & Compensation Committee reviews the cash and equity compensation of our executive officers to properly incentivize and reward them for their performance.

The Talent & Compensation Committee makes compensation decisions after consideration of several factors, including:

- Feedback from our stockholders;
- The performance and experience of each executive officer;
- The scope and strategic impact of the executive officer's responsibilities;
- Our past business performance and future expectations;
- Our long-term goals and strategies;
- The performance of our executive team as a whole;
- The difficulty and cost of replacing high-performing leaders with in-demand skills;
- The past compensation levels of each individual;
- The relative compensation among our executive officers;
- An analysis of the competitiveness of our compensation relative to our compensation peer group;
- Recommendations of our CEO; and
- Consultation with its independent compensation consultant and management.

Role of Management

The Talent & Compensation Committee consults with members of our management team, including our CEO and our human resources, finance and legal professionals (except with respect to their own compensation), when making compensation decisions. Typically, our CEO and other members of our management team provide the Talent & Compensation Committee with information on corporate and individual performance and their perspective and recommendations on compensation matters. Our CEO makes recommendations to the Talent & Compensation Committee regarding compensation matters, including the compensation of our other executive officers. The Talent & Compensation Committee uses these recommendations as one of several factors in making compensation decisions, and those decisions do not necessarily follow the CEO's recommendations.

Role of Compensation Consultant

The Talent & Compensation Committee has the authority to retain the services and obtain the advice of external advisors, including compensation consultants, legal counsel or other advisors, to assist in the evaluation of executive officer compensation. For fiscal 2022, the Talent & Compensation Committee engaged Compensia to review our executive compensation program, policies and practices, to conduct an executive compensation market analysis and to review our long-term incentive compensation program to help ensure alignment with competitive market practices. Compensia reviewed and advised on all principal aspects of our executive compensation program for fiscal 2022, including:

- Assisting in updating a peer group of publicly traded companies to be used to help assess our executive compensation;
- Assisting in assuring a competitive compensation framework and consistent executive compensation assessment practices relevant to a comparable public company at our stage of development;
- Meeting regularly with the Talent & Compensation Committee to review all elements of executive compensation, including the competitiveness of such compensation elements against those of the companies in our compensation peer group and, where appropriate, broader compensation surveys;
- The design of our annual cash and long-term PSU program; and
- Assisting in the risk assessment of our compensation programs.

Representatives from Compensia attend the meetings of the Talent & Compensation Committee and communicate with members of the Talent & Compensation Committee and our management team outside the formal Talent & Compensation Committee meetings from time to time.

During fiscal 2022, Compensia also performed services for us at the direction of the Talent & Compensation Committee relating to equity utilization and general Talent & Compensation Committee support. Compensia also provided a competitive market analysis and advised the Talent & Compensation Committee in connection with compensation decisions related to the employment of Messrs. Bice and Smith and Ms. Carlson in order to promote alignment between their new roles and the competitive market for executives in similarly situated roles.

Based on the consideration of the factors specified in the rules of the SEC and the listing standards of The Nasdaq Stock Market, the Talent & Compensation Committee does not believe that its relationship with Compensia and the work of Compensia on behalf of the Talent & Compensation Committee has raised any conflict of interest. The Talent & Compensation Committee reviews these factors on an annual basis. As part of the Talent & Compensation Committee's determination of Compensia's independence, it received written confirmation from Compensia addressing these factors and supporting the independence determination.

Compensation Peer Group

The Talent & Compensation Committee reviews market data of companies that it believes are comparable to us. With Compensia's assistance, in December 2020, the Talent & Compensation Committee reviewed and updated our then-existing compensation peer group for use when making its fiscal 2022 compensation decisions. The peer group consisted primarily of publicly traded software and software services companies headquartered in the U.S. that generally had revenue between 0.33x and 3.0x of our revenue and/or had a market capitalization between 0.33x and 3.0x of our market capitalization. The Talent & Compensation Committee referred to compensation data from this compensation peer group when making fiscal 2022 base salary, cash bonus and equity award decisions for our executive officers. The following is a list of the companies that comprised our fiscal 2022 compensation peer group:

Akamai Technologies	Electronic Arts	Square	VMWare
ANSYS	Fortinet	SS&C Technologies	Workday
Arista Networks	Intuit	Twitter	Zillow Group
Autodesk	Palo Alto Networks	Veeva Systems	
Citrix Systems	ServiceNow	Verisign	

For fiscal 2022, the Talent & Compensation Committee removed Guidewire Software from, and added Electronic Arts to, the then-existing compensation peer group based on the criteria described above. The remainder of the peer group was unchanged.

The Talent & Compensation Committee considers compensation data from our compensation peer group as one of several factors that informs its judgment of appropriate parameters for compensation levels. The Talent & Compensation Committee does not strictly benchmark compensation to a specific percentile of our compensation peer group, nor does it apply a formula or assign relative weightings to specific compensation elements. The Talent & Compensation Committee believes that over-reliance on benchmarking can result in compensation that is unrelated to the value delivered by our executive officers because compensation benchmarking does not take into account the specific performance of the executive officers, the relative size, growth and performance of the Company, or any unique circumstances or strategic considerations of the Company.

Components of Our Fiscal 2022 Compensation Program

In fiscal 2022, our executive compensation program consisted of the following primary components, all of which are described in more detail below:

• base salary;

• annual cash bonuses;

• long-term incentive compensation in the form of equity awards; and

• severance and change in control-related payments and benefits.

In addition, where appropriate and consistent with the philosophy and objectives described above, we provided new executive officers with sign-on bonuses, generally to compensate for imminent compensation payments that would have been forfeited with their prior employer, as described in this "Compensation Discussion and Analysis" for Ms. Carlson and Mr. Bice for fiscal 2022. We also provide our executive officers with comprehensive employee benefit programs, including medical, dental and vision insurance, a 401(k) plan with a matching contribution component, life and disability insurance, flexible spending and health savings accounts, an employee stock purchase plan, a wellbeing program, post-tax hospital indemnity and critical illness programs, a mental health program and an employee assistance program, all of which are made available to our eligible employees generally.

We believe these elements provide a compensation package that attracts and retains qualified individuals, links individual performance to Company performance, focuses the efforts of our NEOs and other executive officers on the achievement of both our short-term and long-term objectives and aligns the interests of our executive officers with those of our stockholders. In fiscal 2022 the Talent & Compensation Committee did not exercise discretion to adjust any NEO performance-based compensation.

The chart below illustrates the short-term and long-term timeframe over which the various components of the NEOs' fiscal 2022 compensation are earned and paid and designed to retain and incentivize our NEOs, all of which are described in more detail below. The chart below excludes one-time cash signing bonus payments made to Ms. Carlson and Mr. Bice, as described further below. In addition, approximately 69% of Ms. Carlson's RSUs granted in fiscal 2022 were scheduled to vest over four years, with 25% of the RSUs scheduled to vest on March 10, 2022 and 1/16th of the RSUs scheduled to vest quarterly thereafter over three years in approximately equal installments. The remaining portion of Ms. Carlson's RSUs granted in fiscal 2022 were scheduled to vest over three years as shown in the chart below.


January 31, 2022
January 31, 2023
January 31, 2024
March 2024
BASE SALARY
Paid throughout fiscal 2022
CASH BONUS
Fiscal 2022 annual cash bonus (50% of target annual cash bonus opportunity paid in September 2021, and full fiscal 2022 achievement determined and paid in April 2022)
LONG-TERM EQUITY COMPENSATION (RSUs)
Fiscal 2022 awards granted in 2021
(1/3 vested in March 2022, remaining 2/3 vest quarterly thereafter over next two years)
LONG-TERM EQUITY COMPENSATION (PSUs)
Fiscal 2022 awards granted in 2021
(1/3 of earned corporate PSUs vested in March 2022, remaining 2/3 of earned corporate PSUs vest quarterly thereafter over next two years)
(stock price PSUs eligible to be earned and to vest beginning in June 2023 on a quarterly basis through the end of the three-year vesting period of the corporate PSUs in March 2024)

Base Salaries

We pay base salaries to our NEOs to compensate them for their services and provide predictable annual income. The salaries typically reflect each NEO's experience, skills, knowledge and responsibilities, although competitive market data also plays a role in setting salary levels. We do not apply specific formulas to determine salaries or changes in salaries. Instead, the salaries of our NEOs are reviewed on an annual basis by the Talent & Compensation Committee based on our compensation philosophy and objectives.

FISCAL 2022 BASE SALARIES

The Talent & Compensation Committee determined the fiscal 2022 base salary of each of our NEOs after considering a competitive analysis of market data of our compensation peer group provided by Compensia, the recommendations of our CEO, other than with respect to his own base salary, and other factors described in "Compensation Process—Role of Talent & Compensation Committee" above. At the beginning of fiscal 2022, the Talent & Compensation Committee increased the base salaries for each of our then-current NEOs to reflect each individual's responsibilities and performance and to increase their base salaries to more market-competitive levels.

The table below sets forth the annualized base salaries for our NEOs for fiscal 2022.

NEO	Base Salary	Percentage Increase from Fiscal 2021 Base Salary
Graham Smith	$12,000,000	N/A
Jason Child	$ 540,000	11%
Teresa Carlson	$ 600,000	N/A
Shawn Bice	$ 600,000	N/A
Scott Morgan	$ 475,000	10%
Douglas Merritt	$ 900,000	6%
Timothy Tully	$ 560,000	18%

Mr. Smith became our interim CEO on November 13, 2021 and earned $1,000,000 per month in base salary during his period of employment with us. Ms. Carlson joined the Company on April 19, 2021, Mr. Bice joined the Company on June 1, 2021, and Mr. Tully's employment with the Company terminated on May 4, 2021. Please see "Other Compensation Policies and Information" below for a more detailed description of how the Talent & Compensation Committee set the initial base salaries for Ms. Carlson and Mr. Bice.

Given the temporary and transitional nature of Mr. Smith's role as interim CEO, and his existing meaningful financial stake in the Company at the time of his transition to interim CEO (including through unvested equity awards received in connection with his services as a member of our Board), Mr. Smith's compensation was structured to be simple and to be less than the median CEO total direct compensation for the CEOs in our compensation peer group. Other than base salary and eligibility to participate in our standard employee benefits programs applicable to full-time U.S. employees, Mr. Smith received no additional compensation for his services as interim CEO in fiscal 2022.

Annual Cash Bonuses

A key objective of our compensation philosophy is to tie a significant portion of each NEO's total direct compensation to company performance. To help accomplish this objective, we provide annual performance-based cash bonus opportunities for our NEOs, which are earned based on the Company's achievement against corporate performance objectives established at the beginning of the fiscal year. As described above, Mr. Smith did not receive an annual cash bonus opportunity in connection with his services as interim CEO.

At the beginning of fiscal 2022, our Board approved the Company's fiscal 2022 operating plan, which included performance objectives that the Talent & Compensation Committee and our CEO used to design our NEOs' target cash bonus opportunities for fiscal 2022. For purposes of our executive bonus plan for fiscal 2022, the Talent & Compensation Committee considered a number of factors in selecting the performance objectives applicable to our NEOs' target annual cash bonus opportunities, including stockholder feedback to consider performance objectives that tie to our business strategy and are appropriate for our ongoing business transformation to a majority cloud services delivery model. The Talent & Compensation Committee determined that revenue-related objectives were of critical importance and aligned with the key drivers of success during this phase of our business model transformation and reflected the health of our business during the transformation.

FISCAL 2022 TARGET ANNUAL CASH BONUS OPPORTUNITIES

As in prior years, the target annual cash bonus opportunities for our NEOs were expressed as a percentage of their respective base salaries. At the beginning of fiscal 2022, the Talent & Compensation Committee, after considering a competitive analysis of market data of our compensation peer group provided by Compensia and other factors described in "Compensation Process—Role of Talent & Compensation Committee" above, and in consultation with Mr. Merritt (other than with respect to his own target annual cash bonus opportunity), increased the target cash bonus opportunity percentages for Messrs. Child, Morgan and Tully. The Talent & Compensation Committee decided to maintain the percentage for Mr. Merritt's target annual cash bonus opportunity but, due to the base salary increase described above, the dollar amount of the target annual cash bonus opportunity increased for Mr. Merritt. The table below shows the target annual cash bonus opportunity for each NEO as a percentage of his or her base salary and as a corresponding dollar amount:

NEO	Fiscal 2022 Target Bonus as a Percentage of Salary	Fiscal 2022 Target Bonus as a Dollar Amount	Increase from Fiscal 2021 Target Bonus as a Percentage of Salary
Graham Smith	—	—	—
Jason Child	100%	$ 540,000	20%
Teresa Carlson	100%	$ 600,000	—
Shawn Bice	100%	$ 600,000	—
Scott Morgan	80%	$ 380,000	10%
Douglas Merritt	125%	$1,125,000	0%
Timothy Tully	100%	$ 560,000	20%

As described above, Mr. Smith was not eligible for an annual cash bonus. The dollar amounts shown above are on an annualized basis, and fiscal 2022 bonuses were capped at 200% of target for our NEOs. Ms. Carlson joined the Company on April 19, 2021 and Mr. Bice joined the Company on June 1, 2021, and both received prorated annual cash bonus opportunities for fiscal 2022. Mr. Tully's employment with the Company terminated on May 4, 2021, at which time he forfeited his fiscal 2022 annual cash bonus opportunity. Please see "Other Compensation Policies and Information" below for a more detailed description of how the Talent & Compensation Committee set the initial annual cash bonus opportunities for Ms. Carlson and Mr. Bice.

FISCAL 2022 PERFORMANCE OBJECTIVES

For purposes of the executive bonus plan, in March 2021, the Talent & Compensation Committee selected ARR as the performance metric for fiscal 2022. ARR represents the annualized revenue run-rate of active cloud services, term license and maintenance contracts at the end of a reporting period as reported in our Annual Report on Form 10-K for fiscal 2022, but excluding any ARR recognized during the performance period from acquisitions made during fiscal 2022.

In March 2021, the Talent & Compensation Committee, in order to motivate Mr. Merritt and our other then-current NEOs to continue to grow and develop our business during our business model transformation, established a target level for ARR performance for fiscal 2022 that it considered very aggressive, yet achievable with focused effort and execution by our NEOs, and that reflected a rigorous increase in growth relative to our prior fiscal year ARR achievement. For example, our fiscal 2022 ARR target established in March 2021 reflected an increase of 28% over our fiscal 2021 ARR results, and maximum achievement required an increase of 33% or more over our fiscal 2021 ARR results. These performance target levels were selected and designed to drive increased ARR, which the Talent & Compensation Committee believed would increase stockholder value consistent with our overall growth strategy.

As noted above, the target annual cash bonus opportunities for our NEOs were based on our ARR performance. The following chart presents the tiers of the bonus payout multiples relative to the target annual cash bonus opportunity based on ARR achievement (with linear interpolation in between tiers).

	Fiscal 2022 ARR (in millions)[1]	YoY ARR Growth	Bonus Payout Multiple Relative to Target
Max	$3,145 or more	33%	200%
	$3,121	32%	175%
	$3,098	31%	150%
	$3,074	30%	125%
Target	$3,027	28%	100%
	$3,003	27%	88%
	$2,980	26%	75%
Threshold	$2,956	25%	50%
	Less than $2,956	Less than 25%	0%

[1] Excluding ARR recognized during the fiscal year from acquisitions made during the fiscal year.

FISCAL 2022 CASH BONUS PAYMENTS

Following the second quarter of fiscal 2022, the Talent & Compensation Committee reviewed our ARR performance against the ARR target applicable to the target annual cash bonus opportunities of our NEOs. The Talent & Compensation Committee determined that we were on track to achieve or exceed our fiscal 2022 ARR target. Accordingly, the Talent & Compensation Committee approved semi-annual bonus payments of 50% of each of these NEO's fiscal 2022 target annual cash bonus opportunities, with Ms. Carlson's and Mr. Bice's bonus payment amounts prorated based on the number of days in the first half of fiscal 2022 they were employed with us. After the conclusion of fiscal 2022, the Talent & Compensation Committee evaluated our performance against the ARR target for the full fiscal year. The Talent & Compensation Committee determined that we had achieved ARR of approximately $3.12 billion, which represented an approximately 32% increase from our fiscal 2021 ARR. The Talent & Compensation Committee excluded the impact of acquisitions in fiscal 2022 from the ARR metric in accordance with the terms of the fiscal 2022 annual bonus plan. In accordance with the payout multiples established under the executive bonus plan, the Talent & Compensation Committee approved a bonus payment to Messrs. Bice, Child, Merritt and Morgan and Ms. Carlson in an amount that resulted in a total fiscal 2022 bonus payment for each equaling 167.72% of the NEO's respective fiscal 2022 target annual cash bonus opportunity. Mr. Smith was not eligible for an annual cash bonus. Mr. Tully's employment with the Company terminated on May 4, 2021, and he did not receive an annual cash bonus.

As described under "Executive Summary—Recent Fiscal 2023 Compensation Decisions," above, in response to stockholder feedback, in fiscal 2023 we eliminated overlapping metrics in our annual executive bonus plan and our PSU program. In order to motivate and incentivize our executives to drive top-line growth in our business while enhancing their focus on specific financial goals considered important to the Company's long-term growth, our fiscal 2023 annual executive bonus plan uses ARR and operating cash flow metrics.

The following table summarizes the target and actual annual cash bonus payments made to our NEOs for fiscal 2022 (prorated for Ms. Carlson and Mr. Bice based on their fiscal 2022 employment start dates):

NEO	Fiscal 2022 Target Bonus as a Dollar Amount	Fiscal 2022 Cash Bonus Paid
Graham Smith	—	—
Jason Child	$ 540,000	$ 905,688
Teresa Carlson	$ 473,425	$ 794,028
Shawn Bice	$ 402,740	$ 675,475
Scott Morgan	$ 380,000	$ 637,336
Douglas Merritt	$1,125,000	$1,886,850
Timothy Tully	$ 560,000	$ 0

Long-Term Equity Compensation

Our equity compensation program focuses the efforts of our NEOs and other executive officers on the achievement of long-term objectives and aligns the interests of our executive officers with those of our stockholders through the grant of equity awards, the value of which depends on our stock price performance and other performance metrics, to achieve strong long-term performance.

In fiscal 2022, these equity awards consisted of time-based RSUs and performance-based PSUs. We believe that RSUs offer predictable value delivery and promote retention of our executive officers while aligning their interests with the long-term interests of our stockholders in a manner consistent with competitive market practices. We believe that the fiscal 2022 PSUs described below directly link a significant portion of our executive officers' target total direct compensation to our financial and stock price performance based on the achievement of multiple, distinct and pre-established financial and stock price performance metrics. Together, RSUs and PSUs are important tools to motivate and retain our highly valuable executive officers, since the value of the awards is delivered to our executive officers over three- or four-year periods, subject to their continued service. We may modify our equity award program from one fiscal year to the next, including performance targets, for our executive officers, including our NEOs, to continue to maintain a strong alignment of their interests with the interests of our stockholders. As described in more detail above under "Executive Summary—Recent Fiscal 2023 Compensation Decisions," due to the successful progression of our business transformation, our business has matured and our financial results have become more predictable, enabling us to respond to stockholder feedback and initiate, in fiscal 2023, a transition to a PSU program with a three-year relative total stockholder return performance metric with interim earning opportunities.

In fiscal 2022, the Talent & Compensation Committee, in consultation with Mr. Merritt (other than with respect to his own equity awards) and Compensia determined the size, mix, material terms and, in the case of PSUs, performance metrics of the equity awards granted to our executive officers, after taking into account the factors described in "Compensation Process—Role of Talent & Compensation Committee" above.

FISCAL 2022 EQUITY AWARDS

Annual Equity Awards. In March 2021, the Talent & Compensation Committee granted RSUs and PSUs to each of our then-current NEOs. As described above, Mr. Smith did not receive an equity award in connection with his employment as our interim CEO and therefore does not hold any PSUs or, other than the RSUs granted to him in connection with his service as a member of our Board, any RSUs. The Talent & Compensation Committee granted RSUs and PSUs to Ms. Carlson and Mr. Bice in connection with the commencement of their employment with us in April 2021 and June 2021, respectively, after taking into account the factors described in "Compensation Process—Role of Talent & Compensation Committee," above. The following table sets forth the number of shares of our common stock subject to the RSUs and PSUs granted to each NEO in March 2021 or, if applicable, in connection with the commencement of their employment.

NEO	Nature of Equity Awards	Percentage of Award as RSUs	RSUs (number of shares)	Percentage of Award as PSUs	Target PSUs (number of shares)	Total Target Value ($)
Graham Smith	—	—	—	—	—	—
Jason Child	Annual	40%	22,426	60%	33,639	8,565,464
Teresa Carlson	New Hire	68%	72,164	32%	33,765	14,773,270
Shawn Bice	New Hire	40%	33,898	60%	50,848	11,222,763
Scott Morgan	Annual	40%	14,138	60%	21,207	5,399,953
Douglas Merritt	Annual	40%	48,752	60%	73,129	18,620,603
Timothy Tully	Annual	40%	22,426	60%	33,639	8,565,464

The target number of shares of our common stock subject to the fiscal 2022 PSUs represents the number of shares eligible to be earned and subsequently eligible to vest based on the target level performance of both the ARR metric and the operating cash flow metric, described below, for fiscal 2022, without giving effect to the stock price modifier, described below. Please see "Other Compensation Policies and Information" below for a more detailed description of how the Talent & Compensation Committee determined the initial equity grants for Ms. Carlson and Mr. Bice.

Each grant to our NEOs in fiscal 2022 was made by the Talent & Compensation Committee in consultation with Compensia and after taking into account a competitive market analysis prepared by Compensia, as well the factors described in "Compensation Process—Role of Talent & Compensation Committee" above.

The RSUs granted to our NEOs in fiscal 2022 vest over three years with approximately 33.33% vesting on March 10, 2022, and approximately 66.66% vesting quarterly thereafter over the remaining two years in approximately equal installments, subject to the NEO's continued service with us on each vesting date. For Ms. Carlson, approximately 69% of the RSUs granted to her in fiscal 2022 were scheduled to vest over four years, with approximately 25% scheduled to vest on March 10, 2022, and approximately 75% scheduled to vest quarterly thereafter over the remaining three years in approximately equal installments.

The PSUs granted to our NEOs in fiscal 2022 vest over three years and may be earned based on our actual performance as measured against corporate performance metrics (corporate PSUs) and a stock price performance modifier (stock price PSUs). The corporate performance metrics have a one-year performance period, with approximately 33.33% of any earned corporate PSUs vesting following the end of the performance period and after certification of financial results, and approximately 66.66% vesting quarterly thereafter over the remaining two years in approximately equal installments, subject to the NEO's continued service with us on each vesting date. In order to further align the interests of our NEOs and stockholders, a modifier to any earned corporate PSUs provides an opportunity to earn additional PSUs based on our stock price growth rate over a multi-year performance period. Other terms and conditions are described in the "Fiscal 2022 PSU Award Design" section below. The target number of shares of our common stock subject to the fiscal 2022 PSUs shown in the table above represents the number of shares eligible to be earned and subsequently eligible to vest based on the target level performance of both the ARR metric and the operating cash flow metric for fiscal 2022, without giving effect to the stock price modifier.

Prior to fiscal 2022, the RSUs and PSUs granted to our executive officers vested over four years. The change to three-year vesting of RSUs granted to our executive officers, including our NEOs, beginning with fiscal 2022 aligns with the vesting schedule for the rest of our employees and allows us to better attract and retain talent in the highly competitive business environment and extremely competitive talent market in which we operate.

Fiscal 2022 PSU Award Design. The principal terms and conditions of the fiscal 2022 PSUs, as well as the rationale for our design approach, are set forth in the following table. As described in more detail above under "Executive Summary—Recent Fiscal 2023 Compensation Decisions," due to the successful progression of our business transformation, our business has matured and our financial results have become more predictable, enabling us to respond to stockholder feedback and initiate, in fiscal 2023, a transition to a PSU program with a three-year relative total stockholder return performance metric with interim earning opportunities.

PSU Feature	Our Approach	Our Rationale
Corporate PSUs		
Corporate Performance Metrics	• Two corporate metrics–60% based on ARR achievement and 40% based on operating cash flow achievement	• Motivate and incentivize our executives to drive top-line growth in our business while enhancing their focus on specific financial goals considered important to our long-term growth
Corporate Performance Metric (ARR)	• ARR represents the annualized revenue run-rate of active cloud services, term license and maintenance contracts at the end of a reporting period, as reported in our Annual Report on Form 10-K for fiscal 2022, but excluding any ARR recognized from acquisitions made during fiscal 2022	• Use of ARR as a performance metric in both our fiscal 2022 PSUs and our executive bonus plan in fiscal 2022 underscored the importance of top-line growth. In fiscal 2022, ARR was a key driver of stockholder value during our ongoing business transformation to a majority cloud services delivery model and a key performance metric to assess the health and trajectory of our business and the success of our business model transformation
Corporate Performance Metric (OCF)	• The operating cash flow metric is determined under GAAP, but excluding the impact from any acquisitions made during fiscal 2022	• Use of operating cash flow as a performance metric in the fiscal 2022 PSUs reflects focus on disciplined execution of our business objectives during our ongoing business transformation to a majority cloud services delivery model
		• Belief that our strategy of investing in our business for growth is appropriate given the significant market opportunity available to us

PSU Feature	Our Approach	Our Rationale
Corporate PSUs		
Target Levels for Corporate Performance Metrics	• Very aggressive, yet achievable with focused effort and execution, target ARR and operating cash flow metrics, which are described below • Target ARR for fiscal 2022 reflected an increase of 28% over our fiscal 2021 ARR results, and maximum achievement required an increase of 33% or more over our fiscal 2021 ARR results	• Align the interests of our executives with those of our stockholders through performance targets that correlate with key drivers of stockholder value • Minimum (threshold) and maximum performance levels provide accountability for underperformance and incentive for overperformance • Capped, maximum payouts only possible when we have exceptional performance
Corporate Performance Period	• One-year performance period for corporate performance metrics in fiscal 2022 • Earned corporate PSUs will not fully vest until approximately three years after March 2021, thus placing awards at-risk for a prolonged period	• Our rapid growth and ongoing transition to a majority cloud services delivery model has historically made performance difficult to estimate over a longer period • Allows for adjusted priorities in a rapidly changing competitive business environment • Risk of setting inappropriate target levels that may not align with our stockholders' interests if we were to project more than one year in advance
Corporate PSU Vesting Schedule	• Approximately 33.33% of earned corporate PSUs vested following the end of the one-year performance period after certification of financial results • Remainder will vest quarterly over the next two years in approximately equal installments, subject to continued service through each vesting date	• Time-based vesting schedule for earned corporate PSUs provides additional long-term retention incentives and encourages our NEOs to take a long-term view of our business
Stock Price Modifier	• Up to an additional 50% of the number of earned corporate PSUs, or stock price PSUs, can be earned if our stock price growth rate is (a) equal to or greater than that of the SPDR S&P Software & Services ETF (XSW) (or its successor) stock price growth rate and (b) at least 33.10%, in each case on the relevant measurement date (as described below) • Stock price growth rate is measured over a three-year performance period through March 2024, with stock price PSUs eligible to be earned quarterly in four installments beginning in June 2023, if the stock price hurdles are achieved through the relevant quarterly measurement date • For each of the first three quarterly measurement dates, no more than 25% of the stock price PSUs may be earned	• Requiring our stock price to outperform an index of other software and services companies as a threshold in order for any additional PSUs to be earned helps reward our relative performance, not just stock market performance • Below-index stockholder returns will not be rewarded • Aligns the interests of our NEOs and stockholders, and rewards, retains and incentivizes our NEOs for above-market stockholder returns • Eligibility for any stock price PSUs to be earned does not begin until over two years after March 2021, and for each of the first three quarterly measurement dates, the number of stock price PSUs eligible to be earned is capped at 25% of the number of stock price PSUs, providing long-term incentive and alignment

FISCAL 2022 PERFORMANCE OBJECTIVES

The following chart presents the tiers of the ARR metric payout multiples at target and relative to target (with linear interpolation in between tiers) approved by the Talent & Compensation Committee in March 2021.

	Fiscal 2022 ARR (in millions)[1]	YoY ARR Growth	Payout Multiple Relative to Target
Max	$3,145 or more	33%	200%
	$3,121	32%	175%
	$3,098	31%	150%
	$3,074	30%	125%
Target	$3,027	28%	100%
	$3,003	27%	88%
	$2,980	26%	75%
Threshold	$2,956	25%	50%
	Less than $2,956	Less than 25%	0%

[1] Excluding ARR recognized during the fiscal year from acquisitions made during the fiscal year.

The following chart presents the tiers of the operating cash flow metric payout multiples at target and relative to target (with linear interpolation in between tiers) approved by the Talent & Compensation Committee in March 2021.

	Fiscal 2022 Operating Cash Flow (in millions)[1]	Payout Multiple Relative to Target
Max	$150	200%
	$120	150%
	$100	125%
Target	$80	100%
	$60	75%
Threshold	$40	50%
	Less than $40	0%

[1] Excluding the impact of acquisitions made during the fiscal year.

A summary of the stock price modifier approved by the Talent & Compensation Committee in March 2021 is shown below.

	Company Stock Price Growth Rate	Stock Price Modifier Relative to Earned Corporate PSUs (with linear interpolation in between tiers)
Company stock price growth rate must be at least equal to or greater than SPDR S&P Software & Services ETF (XSW) stock price growth rate and achieve the following Company stock price growth rate through the relevant measurement date	52.09% (or $254.17)	50%
	33.10% or below (or $222.44 or below)	0%

Earned Corporate PSU Awards. In fiscal 2022, we achieved ARR of approximately $3.12 billion, which represented an approximately 32% increase from our fiscal 2021 ARR, and operating cash flow of approximately $128.0 million. The Talent & Compensation Committee excluded the impact of acquisitions in fiscal 2022 from both the ARR metric and the operating cash flow metric in accordance with the terms of the fiscal 2022 PSUs.

Based on our actual performance, the Talent & Compensation Committee determined that 167.97% of each NEO's target PSU award was earned as corporate PSUs. The following chart summarizes the target and actual number of corporate PSUs earned by each NEO:

NEO	Target PSUs (number of shares)	Number of Earned Corporate PSUs (number of shares)
Graham Smith	—	—
Jason Child	33,639	56,503
Teresa Carlson	33,765	56,715
Shawn Bice	50,848	85,409
Scott Morgan	21,207	35,621
Douglas Merritt	73,129	122,834
Timothy Tully	33,639	0

In connection with Mr. Tully's termination of employment with the Company on May 4, 2021, his unearned fiscal 2022 corporate PSUs and fiscal 2022 stock price PSUs were forfeited in accordance with the terms of his PSU award agreement.

The following chart presents the number of stock price PSUs that will be eligible to be earned and vest beginning in June 2023 through March 2024, as described above:

NEO	Number of Stock Price PSUs Eligible to be Earned
Graham Smith	—
Jason Child	28,251
Teresa Carlson	28,357
Shawn Bice	42,704
Scott Morgan	17,810
Douglas Merritt	61,417
Timothy Tully	—

In connection with their respective terminations of employment with the Company on March 31, 2022, Mr. Merritt's and Ms. Carlson's fiscal 2022 stock price PSUs were forfeited in accordance with the terms of their PSU award agreements.

PAYOUT OF FISCAL 2019 AND FISCAL 2020 STOCK PRICE PSUs

Stock Price PSUs. As previously disclosed, the fiscal 2019 and fiscal 2020 PSU programs included an overall modifier to any earned corporate PSUs that provided for an opportunity to earn additional stock price PSUs beginning in June 2020 and June 2021, respectively, depending on the Company's stock price growth rate as compared to the SPDR S&P Software & Services ETF (XSW) since March 2018 and March 2019, respectively. Based on the Company's stock price growth rate, no stock price PSUs were earned under the fiscal 2019 and fiscal 2020 PSU programs during fiscal 2022.

As described in more detail above under "Executive Summary—Recent Fiscal 2023 Compensation Decisions," due to the successful progression of our business transformation, our business has matured and our financial results have become more predictable, enabling us to respond to stockholder feedback and initiate, in fiscal 2023, a transition to a PSU program with a three-year relative total stockholder return performance metric with interim earning opportunities. The minimum (threshold), target and maximum relative total stockholder return metrics for the fiscal 2023 PSUs are the 25th, 55th and 75th percentile, respectively, compared to the SPDR S&P Software & Services ETF (XSW). Payouts under fiscal 2023 PSUs are capped at the target level if the Company's absolute relative total stockholder return is negative.

Severance and Change in Control-Related Benefits

Our NEOs other than Mr. Smith are provided certain protections in their employment letters and equity award agreements in the event of their termination of employment under specified circumstances, including in connection with a change in control of the Company. We believe that these protections serve our retention objectives by permitting our NEOs to maintain continued focus and dedication to their responsibilities in order to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. The chart below describes the material terms of these benefits for our NEOs, including Mr. Merritt in his role as a strategic advisor to our interim CEO.

Triggering Event(s)	Benefits
Employment is terminated without cause or the NEO resigns for good reason, within either six months before or 18 months after a Company change in control	• A lump sum payment equal to 12 months of the NEO's then-current base salary (24 months, in the case of Mr. Merritt), plus 100% of the NEO's annual target bonus for the year of termination (24 months of annual target bonus plus a pro-rated portion of annual target bonus for the year of termination, in the case of Mr. Merritt), less any amounts already paid for such year; • Payment by us for up to 12 months of COBRA premiums to continue health insurance coverage for the NEO and eligible dependents (18 months, in the case of Mr. Merritt), or a lump sum payment of $24,000 ($36,000, in the case of Mr. Merritt) if paying for COBRA premiums would result in an excise tax to us; • Outstanding PSU awards for which the one-year corporate performance period has not completed will be deemed performance-vested at target levels for such corporate performance period as further described below, and all equity awards subject only to time-vesting conditions will become 100% time-vested; • Six-month post-termination exercise period for the NEO's outstanding stock options. In each case subject to the NEO timely signing a release of claims in favor of the Company that becomes effective.
Employment is terminated without cause, other than in connection with a Company change in control as described above	• A lump sum payment equal to six months of the NEO's then-current base salary (18 months, in the case of Mr. Merritt), plus a pro-rated portion of the NEO's annual target bonus for the year of termination, less any amounts already paid for such year; • Payment by us for up to six months of COBRA premiums to continue health insurance coverage for the NEO and eligible dependents (12 months, in the case of Mr. Merritt), or a lump sum payment of $12,000 ($24,000, in the case of Mr. Merritt) if paying for COBRA premiums would result in an excise tax to us; • Outstanding PSU awards for which the one-year corporate performance period has not completed will be deemed performance-vested at target levels for such corporate performance period, and all equity awards subject only to time-vesting conditions that would have vested in the six-month period following termination will accelerate vesting (12 months, in the case of Mr. Merritt); and • Six-month post-termination exercise period for the NEO's outstanding stock options. In each case subject to the NEO timely signing a release of claims in favor of the Company that becomes effective. Effective November 30, 2021, shortly after Mr. Merritt's employment as our President and CEO was terminated and Mr. Smith was appointed as interim CEO, the Talent & Compensation Committee temporarily increased the severance payments and benefits described above for our NEOs until the 12-month anniversary of the start date of the first new (non-interim) CEO as follows. If the relevant termination of employment occurs on or before the 12-month anniversary of the start date of the first new (non-interim) CEO, (1) the portion of the NEO's lump sum severance payment equal to six months of then-current base salary increased from six to 12 months, (2) the payment by us for up to six months of the NEO's COBRA premiums, or a lump sum payment of $12,000 in lieu thereof as described above, increased to 12 months and $24,000, respectively, and (3) the six months of accelerated vesting of the NEO's outstanding equity awards as described above increased to 12 months. The Talent & Compensation Committee believes that such temporary enhanced severance payments and benefits serve our retention objectives by permitting our NEOs to maintain continued focus and dedication to their responsibilities in order to maximize stockholder value during the CEO transition. These temporary enhanced severance arrangements do not apply to Mr. Smith or Mr. Merritt. As noted above, Gary Steele was appointed President and CEO effective April 11, 2022. Consequently, these temporary enhanced severance arrangements will expire effective April 11, 2023.

In the event of a Company change in control, (1) outstanding PSU awards for which the one-year corporate performance period has not been completed will be deemed earned at target levels for such corporate performance period, and will only be subject to the time-based vesting conditions applicable to such corporate PSUs; (2) outstanding stock price PSUs will be deemed earned based on stock price growth measured through the date of the change in control, and will become subject to the same time-based vesting conditions as the corporate PSUs to which they relate; and (3) if the successor corporation does not assume or substitute for an equity award, the award will fully vest and, with respect to awards with performance-based vesting conditions, all performance metrics or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met.

In addition, in the event any of the payments provided for under their employment letters, or otherwise payable to an NEO, would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Tax Code"), and would be subject to the related excise tax under Section 4999 of the Tax Code, he or she would be entitled to receive either full payment of the benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such NEO. No employment letter with any of our NEOs provides for any excise tax reimbursement or "gross-up" payments.

Under our 2012 Plan, our employees, including our executive officers, and our non-employee directors are entitled to vesting acceleration benefits for their outstanding and unvested equity awards in the event of their death. See "Compensation Tables—Equity Acceleration Death Benefit" below for further information.

See page 51 for a description of the treatment of our fiscal 2023 PSUs in the event of a Company change in control.

Other Compensation Policies and Information

Employment Letter with Mr. Smith

As described above, we entered into an employment letter with Mr. Smith in connection with his appointment as our interim CEO, effective as of November 13, 2021. Mr. Smith's base salary for the term he served as interim CEO was at a rate of $1,000,000 per month. Mr. Smith also was eligible to participate in our standard employee benefit programs applicable to full-time U.S. employees. Other than this base salary and standard benefit programs, Mr. Smith was not eligible to receive additional compensation for his services as interim CEO. Given the temporary and transitional nature of Mr. Smith's role as interim CEO, and his existing meaningful financial stake in the Company at the time of his transition to interim CEO (including through unvested equity awards received in connection with his services as a member of our Board), Mr. Smith's compensation was structured to be simple and to be less than the median CEO total direct compensation for the CEOs in our compensation peer group. During his term as interim CEO, Mr. Smith's equity awards previously granted to him in connection with his services as a member of our Board continued to vest, and he did not receive any other compensation for his services as a member of our Board. Mr. Smith ceased serving as our interim CEO on April 11, 2022, upon the employment start date of Mr. Steele as our President and Chief Executive Officer.

Amendment to Employment Letter with Mr. Merritt

As described above, on November 13, 2021, our Board terminated Mr. Merritt as our President and CEO, and Mr. Merritt agreed to continue his employment with us as a strategic advisor to our interim CEO. If Mr. Merritt had not agreed to continue his employment as a strategic advisor to our interim CEO, our Board's termination of his employment as our President and CEO would have constituted a termination of his employment by us without "cause" under Section 7(b) of our employment letter with him, and given rise to the corresponding severance payments and benefits under the employment letter immediately upon such termination in November 2021. However, in order to facilitate a smooth transition and continued business operations during a critical transformation period without interruption, our Board negotiated to retain Mr. Merritt as a strategic advisor to our interim CEO.

To encourage Mr. Merritt to continue employment with us as a strategic advisor to our interim CEO following our Board's termination of him as our President and CEO, on November 22, 2021 we entered into an amendment to Mr. Merritt's employment letter dated November 16, 2015, as amended by letter agreements effective as of March 20, 2019 and April 24, 2020, pursuant to which Mr. Merritt resigned from our Board and confirmed his position as a strategic advisor to our interim CEO and we maintained his then-existing level of compensation, including continued vesting of outstanding equity awards, during his employment as a strategic advisor to our interim CEO. During his employment as a strategic advisor to our interim CEO, Mr. Merritt served a crucial role and he helped facilitate a smooth leadership transition to our interim CEO. He served as a valuable resource to our interim CEO, helping to retain senior executives, preserving the commitment and engagement of our employees, partners and customers during a critical transformation period for the Company, and helping to lead our go-to-market efforts during the Company's historically most important fourth quarter, which allowed our interim CEO to focus on other operational matters and the important task of recruiting a new President and CEO. Without Mr. Merritt's employment as a strategic advisor to our interim CEO through this critical transformation period, our ability to drive our ongoing business transformation and our sales performance may have been jeopardized.

Compensation Arrangements with Ms. Carlson

Signing Bonus for Ms. Carlson. In fiscal 2022, pursuant to her employment letter, Ms. Carlson received a cash signing bonus in the amount of $3,250,000. The bonus is approximately equal to an imminent compensation opportunity Ms. Carlson forfeited when she separated from her prior employer. If Ms. Carlson voluntarily resigned from the Company for any reason within 12 months following her employment start date, she would have had to reimburse the Company 100% of the bonus. If Ms. Carlson voluntarily resigned from the Company after the 12-month anniversary of her employment start date, she would have had to reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of her employment start date from 12 and dividing the result by 12.

New Hire Equity Awards. Ms. Carlson was also granted 72,164 RSUs and 33,765 target PSUs in connection with her hiring. With respect to the RSUs, 49,654 RSUs were scheduled to vest over four years, with one-fourth of such RSUs vesting on March 10, 2022 and 1/16th of the RSUs vesting quarterly thereafter in approximately equal installments, subject to continued service with the Company on each vesting date; and 22,510 RSUs were scheduled to vest over three years, with one-third of the RSUs vesting on March 10, 2022, and 1/12th vesting quarterly thereafter in approximately equal installments over the remaining two years, subject to continued service to the Company. On March 24, 2022, 167.97% of such target PSUs were earned as corporate PSUs and one-third vested based on Company performance for fiscal 2022. The remainder of such PSUs were scheduled to vest quarterly over two years in approximately equal installments, subject to continued service with the Company on each vesting date.

In considering Ms. Carlson's initial compensation arrangements, including her signing bonus, the Talent & Compensation Committee took into account the highly competitive business environment and extremely competitive talent market in which we operate and a competitive market analysis prepared by Compensia, as well the other factors described in "Discussion of Our Fiscal 2022 Executive Compensation Program—Compensation Process—Role of Talent & Compensation Committee" above. To successfully compete and grow our business in this dynamic environment, we need to recruit, incentivize and retain talented and seasoned technology leaders. Our success critically depends on the skill, acumen and motivation of our executives and employees to rapidly execute at the highest level. The Talent & Compensation Committee also took into account the substantial effort, focus and commitment required of Ms. Carlson to achieve the Company's strategic business goals and to transition into her new role as President and Chief Growth Officer of the Company, leading our efforts to align and drive our ongoing business transformations across our go-to-market segments. The Talent & Compensation Committee was also mindful of Ms. Carlson's prior experience as well as the substantial future compensation opportunities she forfeited when she separated from her prior employer. Prior to joining the Company, Ms. Carlson served as Vice President, Worldwide Public Sector and Industries, for Amazon Web Services, Inc. ("AWS"). After she founded AWS's Worldwide Public Sector in 2010, Ms. Carlson's role eventually expanded to include financial services, energy services, telecommunications, and aerospace and services industry business units.

Ms. Carlson's employment with us terminated on March 31, 2022; this termination constituted a termination of her employment by us without "cause" under Section 8(b) of her employment letter with us, and gave rise to the corresponding severance payments and benefits under her employment letter, which are described in further detail above under "Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits".

Compensation Arrangements with Mr. Bice

Signing Bonus for Mr. Bice. In fiscal 2022, pursuant to his employment letter, Mr. Bice received a cash signing bonus in the amount of $8,500,000. The bonus is approximately equal to an imminent compensation opportunity Mr. Bice forfeited when he separated from his prior employer. If Mr. Bice voluntarily resigns from the Company for any reason within 12 months following his employment start date, he must reimburse the Company 100% of the bonus. If Mr. Bice voluntarily resigns from the Company after the 12-month anniversary of his employment start date, he must reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of his employment start date from 12 and dividing the result by 12.

New Hire Equity Awards. Mr. Bice was also granted 33,898 RSUs and 50,848 target PSUs in connection with his hiring. The RSUs vest over three years, with one-third of the RSUs vesting on March 10, 2022, and 1/12th vesting quarterly thereafter over the remaining two years in approximately equal installments, subject to continued service with the Company on each vesting date. On March 24, 2022, 167.97% of such target PSUs were earned as corporate PSUs and approximately one-third vested based on Company performance for fiscal 2022. The remainder of his PSUs vest quarterly over two years in approximately equal installments, subject to continued service with the Company on each vesting date.

In considering Mr. Bice's initial compensation arrangements, including his signing bonus, the Talent & Compensation Committee took into account the highly competitive business environment and extremely competitive talent market in which we operate and a competitive market analysis prepared by Compensia, as well the other factors described in "Discussion of Our Fiscal 2022 Executive Compensation Program—Compensation Process—Role of Talent & Compensation Committee" above. To successfully compete and grow our business in this dynamic environment, we need to recruit, incentivize and retain talented and seasoned technology leaders. Our success critically depends on the skill, acumen and motivation of our executives and employees to rapidly execute at the highest level. The Talent & Compensation Committee considered the significant value Mr. Bice would bring to the Company as a result of his deep technical and engineering leadership experience, his many years of proven growth at scale, as well as his direct experience with transformation to the cloud. The Talent & Compensation Committee also took into account the substantial effort, focus and commitment required of Mr. Bice to achieve the Company's strategic business goals and to transition into his new role as President of Products & Technology, with overall responsibility for Product, Engineering, Design, Architecture, Chief Technology Officer, Chief Information Officer and Chief Information Security Officer functions. The Talent & Compensation Committee was also mindful of Mr. Bice's prior experience as well as the substantial future compensation opportunities he forfeited when he separated from his prior employer. With previous leadership roles at AWS and Microsoft, Mr. Bice brings nearly 25 years of expertise in managing massive data operations and native cloud services at scale. With respect to Mr. Bice's future compensation, the Talent & Compensation Committee expects to take into account competitive market analyses prepared by its independent compensation consultant, as well the other factors described in "Discussion of Our Fiscal 2022 Executive Compensation Program—Compensation Process—Role of Talent & Compensation Committee" above.

Employee Benefits and Perquisites

Employee Benefits. We provide employee benefits to all eligible employees in the United States, including our NEOs, which the Talent & Compensation Committee believes are reasonable and consistent with its overall compensation objective to better enable us to attract and retain highly talented employees. These benefits include medical, dental and vision insurance, a 401(k) plan with a matching contribution component, life and disability insurance, flexible spending and health savings accounts, an employee stock purchase plan, a wellbeing program, post-tax hospital indemnity and critical illness programs, a mental health program and an employee assistance program.

Perquisites and other Personal Benefits. We provide limited perquisites. In fiscal 2022, as in fiscal years prior to the COVID-19 pandemic, we paid for certain spousal expenses to attend business events and related tax gross-ups and have disclosed such gross-up amounts and the incremental costs of such expenses in our Summary Compensation Table. During the COVID-19 pandemic, we have paid certain limited travel expenses, primarily for travel by our executive officers for events or matters at the request of the Company, and in order to comply with potential SEC requirements, have disclosed the incremental costs of such travel expenses in our Summary Compensation Table.

Stock Ownership Guidelines

Our Board believes that our non-employee directors and executive officers should hold a meaningful financial stake in the Company in order to further align their interests with those of our stockholders. To promote this belief, our Board has adopted stock ownership guidelines requiring our executive officers to achieve certain stock ownership levels within five years of the later of September 13, 2018 or such executive officer's hire, appointment, promotion or election date, as applicable. The current stock ownership guidelines are set forth below:

• Our CEO must own the lesser of (i) shares of Company common stock with a value of five times his or her annual base salary and (ii) 50,000 shares; and

• Each other executive officer who reports directly to our CEO must own the lesser of (i) shares of Company common stock with a value of two times his or her annual base salary and (ii) 12,000 shares.

The salary multiples above are consistent with current market practices, and the alternative share number thresholds are intended to provide our executive officers with certainty as to whether the guidelines are met, regardless of our then-current stock price. If an executive officer fails to meet the ownership guidelines within the applicable compliance period, he or she will be required to hold 50% of the shares of Company common stock acquired (which will be calculated based on net shares after taxes) through our equity incentive plans until such time as he or she meets the required ownership guidelines. Unvested equity awards and unexercised stock options do not count toward meeting the stock ownership guidelines.

As of the end of fiscal 2022, all of our continuing NEOs have met, exceeded, or are on track to meet, these guidelines based on their current rate of stock accumulations in the time frames set out in the guidelines.

See "Corporate Governance at Splunk—Non-Employee Director Compensation—Stock Ownership Guidelines" for information about the stock ownership guidelines applicable to our non-employee directors.

Clawback Policy

We have a Clawback Policy pursuant to which we may seek the recovery of cash performance-based incentive compensation paid by us as well as performance-based equity awards, including PSUs. The Clawback Policy applies to our CEO and to all officers who report directly to our CEO. The Clawback Policy provides that if (i) we restate our financial statements as a result of a material error; (ii) the amount of cash incentive compensation or performance-based equity compensation that was paid or is payable based on achievement of specific financial results paid to a covered individual would have been less if the financial statements had been correct; (iii) no more than two years have elapsed since the original filing date of the financial statements upon which the incentive compensation was determined; and (iv) the Talent & Compensation Committee unanimously concludes, in its sole discretion, that fraud or intentional misconduct by such individual caused the material error and it would be in our best interests to seek from such individual recovery of the excess compensation (minus taxes paid or payable by such individual on such excess compensation), then the Talent & Compensation Committee may, in its sole discretion, seek from such individual repayment to the Company of an amount up to the amount of such excess compensation.

Anti-Hedging and Anti-Pledging Policy; Stock Trading Practices

We maintain an Insider Trading Policy that, among other things, prohibits our executive officers, including our NEOs, from trading during quarterly and special closed trading windows. The Insider Trading Policy also prohibits our executive officers, including our NEOs, from engaging in short sales, hedging, swaps, exchange funds and similar transactions designed to decrease the risks associated with holding the Company's securities, as well as pledging the Company's securities as collateral for loans, transactions involving derivative securities relating to our common stock, and holding Company securities in a margin account. None of the Company's subsidiaries have publicly traded equity securities. Our Insider Trading Policy requires all executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16 Officers"), including our NEOs, to obtain written pre-clearance from the Insider Trading Compliance Officer or his or her designee prior to buying, selling, or engaging in any other transaction in the Company's securities.

Further, we have adopted Rule 10b5-1 Trading Plan Guidelines that permit our Section 16 Officers, including our NEOs, to adopt Rule 10b5-1 trading plans ("10b5-1 plans"). Under our 10b5-1 Trading Plan Guidelines, 10b5-1 plans may only be adopted or modified during an open trading window under our Insider Trading Policy and only when the relevant NEO does not otherwise possess material nonpublic information about the Company. The first trade under a 10b5-1 plan may not occur until the completion of the next quarterly closed trading window following the adoption or modification of the 10b5-1 plan, as applicable.

Impact of Accounting and Tax Requirements on Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Tax Code, or Section 162(m), disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer, chief financial officer, and certain other current and former highly compensated officers that qualify as covered employees within the meaning of Section 162(m).

The Talent & Compensation Committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our current and former executive officers and does not currently have any immediate plans to do so. The Talent & Compensation Committee may, in its judgment, authorize compensation payments that are not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. The Talent & Compensation Committee intends to continue to compensate our current and former executive officers in a manner consistent with our best interests and the best interests of our stockholders.

Taxation of "Parachute" Payments and Deferred Compensation

We do not provide our NEOs with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Tax Code. Sections 280G and 4999 of the Tax Code provide that executive officers, directors who hold significant equity interests in our Company, and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control of our Company that exceeds certain prescribed limits, and that the Company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Tax Code also imposes additional significant taxes on an executive officer, director or other service provider to the Company in the event that he or she receives "deferred compensation" that does not meet certain requirements of Section 409A of the Tax Code.

Accounting for Stock-Based Compensation

We follow The Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, for our stock-based awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, restricted stock unit awards and performance unit awards (including PSUs), based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below for equity awards to our NEOs as required by the applicable SEC rules. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that the recipient of such compensation is required to render service in exchange for the option or other award.

For performance unit awards (including PSUs), stock-based compensation expense recognized may be adjusted over the performance period based on interim estimates of performance against pre-set objectives.

Compensation Risk Assessment

The Talent & Compensation Committee, with the assistance of Compensia, assesses and considers potential risks when reviewing and approving our compensation programs, policies and practices for our executive officers and our employees. We designed our compensation programs, including our incentive compensation plans, with features to address potential risks while rewarding employees for achieving financial and strategic objectives through prudent business judgment and appropriate risk taking. Based upon its assessment, the Talent & Compensation Committee believes that any risks arising from our compensation programs do not create disproportionate incentives for our employees to take risks that are reasonably likely to have a material adverse effect on us.

Talent & Compensation Committee Report

The Talent & Compensation Committee of our Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Talent & Compensation Committee recommended to our Board that this Compensation Discussion and Analysis be included in this proxy statement.

TALENT & COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Stephen Newberry (Chair)
Graham Smith*
Elisa Steele

* Mr. Smith joined the Talent & Compensation Committee effective April 12, 2022.

Compensation Tables

Summary Compensation Table

The following table summarizes the compensation that we paid to or was earned by each of our NEOs for the fiscal years ended January 31, 2022, 2021 and 2020, and their principal position with us as of the fiscal year ended January 31, 2022.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Graham Smith Interim Chief Executive Officer and Director	2022	2,740,137[2]	—	269,398	—	853[3]	3,010,388
Jason Child Senior Vice President and Chief Financial Officer	2022	540,000	—	8,565,464	905,688	67,430[3]	10,078,582
	2021	485,000	—	10,734,528	413,492	4,010[4]	11,637,030
	2020	341,534[5]	500,000[6]	16,294,280	265,372[5]	84,623[7]	17,485,809
Teresa Carlson President and Chief Growth Officer	2022	473,425[8]	3,250,000[9]	14,773,270	794,028[8]	60,157[3]	19,350,880
Shawn Bice President of Products and Technology	2022	402,740[10]	8,500,000[11]	11,222,763	675,475[10]	61,481[3]	20,862,459
Scott Morgan Senior Vice President, Chief Legal Officer, Global Affairs and Secretary	2022	475,000	—	5,399,953	637,336	61,776[3]	6,574,065
	2021	430,000	—	6,851,708	320,776	3,545[4]	7,606,029
	2020	375,000	—	5,853,518	233,100	10,599[7]	6,472,217
Douglas Merritt Former President, CEO and Director	2022	900,000	—	18,620,603	1,886,850	134,790[3]	21,542,243
	2021	850,000	—	25,351,450	1,132,306	50,055[4]	27,383,811
	2020	675,000	—	14,100,955	874,125	60,565[7]	15,710,645
Timothy Tully Former Senior Vice President, Chief Technology Officer	2022	142,685[12]	—	8,565,464	—	7,959[3]	8,716,108
	2021	475,000	—	10,734,528	404,966	3,957[4]	11,618,451
	2020	420,000	—	8,064,755	304,584	10,464[7]	8,799,803

[1] The amounts reported in the Stock Awards column reflect the aggregate grant date fair value of the RSUs granted to our NEOs in fiscal 2022, 2021 and 2020 and the PSUs granted to our NEOs in fiscal 2022, 2021 and 2020, as computed in accordance with ASC Topic 718. For fiscal 2022 and 2020, the estimated fair value of PSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the date on which the PSUs were granted for accounting purposes. The estimated fair value of the fiscal 2021 PSUs is calculated based on (a) the probable outcome of the performance measures for such PSUs, which were granted in March 2020 and (b) the incremental fair value of the modification of such PSUs based on the probable outcome of the performance measures calculated as of October 27, 2020, the date on which such PSUs were modified. We accounted for this change as a Type III modification under ASC Topic 718 as the expectation of the achievement of certain performance conditions related to these awards changed from improbable to probable post-modification. Post-modification stock-based compensation expense related to these awards will be recognized based on the modification date fair value over their remaining service period, under the graded-vesting attribution method. PSUs include both corporate performance and market-related (stock price modifier) goals. Consistent with the applicable accounting standards, the grant date fair value of the stock price modifier component has been determined using a Monte Carlo simulation model. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022. Notwithstanding the foregoing, for Mr. Smith, the amount reported in the Stock Awards column reflects the aggregate grant date fair value of the RSUs granted to him in fiscal 2022 in connection with his service as a member of our Board, as computed in accordance with ASC Topic 718.

The grant date fair value of the fiscal 2022 PSUs assuming that the highest level of performance is achieved under the applicable performance measures is presented below. The estimated grant date fair value for these PSUs presented in the table above is different from (and lower than) the maximum value set forth below. These amounts do not necessarily correspond to the actual value recognized by our NEOs.

Name	Maximum Value of Fiscal 2022 PSUs ($)
Graham Smith	—
Jason Child	16,399,246
Teresa Carlson	15,548,024
Shawn Bice	21,121,282
Scott Morgan	10,338,670
Douglas Merritt	35,650,692
Timothy Tully	16,399,246

(2) Mr. Smith became Interim Chief Executive Officer of the Company on November 13, 2021. The salary presented for Mr. Smith is prorated based on the number of days in fiscal 2022 during which he was employed with us and includes $110,000 in director fees paid to him in fiscal 2022.

(3) For Mr. Smith, this amount represents a premium payment for long-term disability benefits. For Mr. Child, this amount represents $26,421 in tax gross-ups; $31,205 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $8,806 in a matching contribution to Mr. Childs' 401(k) plan account, which contribution was made to all eligible participants; a premium payment for long-term disability benefits; travel expenses for spousal travel to accompany Mr. Child for travel he engaged in for business purposes; and a gift presented to Mr. Child in connection with a team building event. For Ms. Carlson, this amount represents $17,736 in tax gross-ups; $27,337 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $10,085 in a matching contribution to Ms. Carlson's 401(k) plan account, which contribution was made to all eligible participants; a premium payment for long-term disability benefits; travel expenses for spousal travel to accompany Ms. Carlson for travel she engaged in for business purposes; spousal expenses associated with attendance at a customer event that Ms. Carlson engaged in for business purposes; gifts presented to Ms. Carlson in connection with team building events and the commencement of her employment with the Company; and expenses for travel that Ms. Carlson engaged in that could be required to be reported as All Other Compensation under the SEC's proxy disclosure rules. For Mr. Bice, this amount represents $18,907 in tax gross-ups; $29,142 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $10,085 in a matching contribution to Mr. Bice's 401(k) plan account, which contribution was made to all eligible participants; a premium payment for long-term disability benefits; travel expenses for spousal travel to accompany Mr. Bice for travel he engaged in for business purposes; and gifts presented to Mr. Bice in connection with team building events and the commencement of his employment with the Company. For Mr. Morgan, this amount represents $23,949 in tax gross-ups; $28,171 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $8,804 in a matching contribution to Mr. Morgan's 401(k) plan account, which contribution was made to all eligible participants; and a premium payment for long-term disability benefits. For Mr. Merritt, this amount represents $16,071 in tax gross-ups; $24,770 in spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $8,815 in a matching contribution to Mr. Merritt's 401(k) plan account, which contribution was made to all eligible participants; a premium payment for long-term disability benefits; spousal expenses associated with attendance at a customer event that Ms. Merritt engaged in for business purposes; and $84,281 in expenses for travel that Mr. Merritt engaged in for business purposes that could be required to be reported as All Other Compensation under the SEC's proxy disclosure rules. For Mr. Tully, this amount represents $7,604 in a matching contribution to Mr. Tully's 401(k) plan account, which contribution was made to all eligible participants; and a premium payment for long-term disability benefits.

(4) For Mr. Child, this amount represents $847 in tax gross-ups; and $1,163 in a matching contribution and $2,000 in a discretionary contribution to Mr. Child's 401(k) plan account, which contributions were made to all eligible participants. For Mr. Morgan, this amount represents $553 in tax gross-ups; and $992 in a matching contribution and $2,000 in a discretionary contribution to Mr. Morgan's 401(k) plan account, which contributions were made to all eligible participants. For Mr. Merritt, this amount represents $1,136 in tax gross-ups; spousal expenses associated with attendance at our annual sales achievement event and a gift provided to all attendees at the event; $1,962 in a matching contribution and $2,000 in a discretionary contribution to Mr. Merritt's 401(k) plan account, which contributions were made to all eligible participants; a premium payment for long-term disability benefits; and $44,957 in expenses for travel that Mr. Merritt engaged in for business purposes that could be required to be reported as All Other Compensation under the SEC's proxy disclosure rules. For Mr. Tully, this amount represents $638 in tax gross-ups; and $1,319 in a matching contribution and $2,000 in a discretionary contribution to Mr. Tully's 401(k) plan account, which contributions were made to all eligible participants.

(5) Mr. Child joined the Company on May 6, 2019. The salary and non-equity incentive plan compensation amounts presented for Mr. Child are prorated based on the number of days in fiscal 2020 during which he was employed with us.

(6) Pursuant to his employment letter, Mr. Child received a cash signing bonus, subject to reimbursement if he voluntarily resigns from the Company without good reason within 12 months of his employment start date.

(7) For Mr. Child, this amount represents $24,830 in tax gross-ups; spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $48,807 reimbursement of relocation expenses provided as part of his employment letter; $1,769 in a matching contribution and $2,000 in a discretionary contribution to Mr. Childs' 401(k) plan account, which contributions were made to all eligible participants; and a premium payment for long-term disability benefits. For Mr. Morgan, this amount represents $6,599 in tax gross-ups; and $2,000 in a matching contribution and $2,000 in a discretionary contribution to Mr. Morgan's 401(k) plan account, which contributions were made to all eligible participants. For Mr. Merritt, this amount represents $5,562 in tax gross-ups; spousal expenses associated with attendance at our annual sales achievement event and a gift presented to all attendees at the event; $42,698 in one-time home security installation, equipment and monitoring cost; $2,000 in a matching contribution and $2,000 in a discretionary contribution to Mr. Merritt's 401(k) plan account, which contributions were made to all eligible participants; and a premium payment for long-term disability benefits. For Mr. Tully, this amount represents $6,225 in tax gross-ups; and $2,239 in a matching contribution and $2,000 in a discretionary contribution to Mr. Tully's 401(k) plan account, which contributions were made to all eligible participants.

(8) Ms. Carlson joined the Company on April 19, 2021. The salary and non-equity incentive plan compensation amounts presented for Ms. Carlson are prorated based on the number of days in fiscal 2022 during which she was employed with us. Ms. Carlson's employment with the Company terminated on March 31, 2022.

(9) Pursuant to her employment letter, Ms. Carlson received a cash signing bonus. The bonus is approximately equal to an imminent compensation opportunity Ms. Carlson forfeited when she separated from her prior employer. If Ms. Carlson voluntarily resigned from the Company for any reason within 12 months following her employment start date, she would have had to reimburse the Company 100% of the bonus. If Ms. Carlson resigned after the 12-month anniversary of her employment start date, she would have had to reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of her employment start date from 12 and dividing the result by 12.

(10) Mr. Bice joined the Company on June 1, 2021. The salary and non-equity incentive plan compensation amounts presented for Mr. Bice are prorated based on the number of days in fiscal 2022 during which he was employed with us.

(11) Pursuant to his employment letter, Mr. Bice received a cash signing bonus. The bonus is approximately equal to an imminent compensation opportunity Mr. Bice forfeited when he separated from his prior employer. If Mr. Bice voluntarily resigns from the Company for any reason within 12 months following his employment start date, he must reimburse the Company 100% of the bonus. If Mr. Bice voluntarily resigns after the 12-month anniversary of his employment start date, he must reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of his employment start date from 12 and dividing the result by 12.

(12) Tim Tully resigned as Senior Vice President, Chief Technology Officer, effective May 4, 2021. The salary amount presented for Mr. Tully is prorated based on the number of days in fiscal 2022 during which he was employed with us.

Grants of Plan-Based Awards for Fiscal 2022

The following table presents, for each of our NEOs, information concerning grants of plan-based awards made during fiscal 2022. This information supplements the information about these awards set forth in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Graham Smith	—				—	—	—	—	—
RSUs	06/17/2021	—	—	—	—	—	—	2,133	269,398
Jason Child	—	270,000	540,000	1,080,000	—	—	—	—	—
RSUs	03/11/2021	—	—	—	—	—	—	22,426	3,099,049
PSUs	03/11/2021	—	—	—	16,820	33,639	100,917	—	5,466,415
Teresa Carlson	—	236,712	473,425	946,849	—	—	—	—	—
RSUs	04/19/2021	—	—	—	—	—	—	49,654	6,599,017
RSUs	04/19/2021	—	—	—	—	—	—	22,510	2,991,579
PSUs	04/19/2021	—	—	—	16,883	33,765	101,295	—	5,182,675
Shawn Bice	—	201,370	402,740	805,479	—	—	—	—	—
RSUs	06/16/2021	—	—	—	—	—	—	33,898	4,182,335
PSUs	06/16/2021	—	—	—	25,424	50,848	152,544	—	7,040,428
Scott Morgan	—	190,000	380,000	760,000	—	—	—	—	—
RSUs	03/11/2021	—	—	—	—	—	—	14,138	1,953,730
PSUs	03/11/2021	—	—	—	10,604	21,207	63,621	—	3,446,223
Douglas Merritt	—	562,500	1,125,000	2,250,000	—	—	—	—	—
RSUs	03/11/2021	—	—	—	—	—	—	48,752	6,737,039
PSUs	03/11/2021	—	—	—	36,565	73,129	219,387	—	11,883,564
Timothy Tully	—	280,000	560,000	1,120,000	—	—	—	—	—
RSUs	03/11/2021	—	—	—	—	—	—	22,426	3,099,049
PSUs	03/11/2021	—	—	—	16,820	33,639	100,917	—	5,466,415

[1] Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to cash incentive compensation opportunities under our executive bonus plan. Payments under this plan are subject to a threshold limitation based on achieving at least 97.65% of the target corporate performance objective. Target payment amounts assume achievement of 100% of the target corporate performance objective. Payments to Mr. Child, Ms. Carlson, Mr. Bice, Mr. Morgan, Mr. Merritt and Mr. Tully under these plans are subject to a maximum payment of 200%, based on achievement of 103.9% or more of the target corporate performance objective. The actual amounts paid to our NEOs are set forth in the "Summary Compensation Table" above, and the calculation of the actual amounts paid is discussed more fully in "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program— Components of Our Fiscal 2022 Compensation Program—Annual Cash Bonuses" above. The amounts presented for Ms. Carlson and Mr. Bice are prorated based on the number of days in fiscal 2022 during which they were employed with us.

[2] Amounts in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns relate to payout opportunities of the fiscal 2022 PSUs, which were granted under Our 2012 Plan. The amounts shown in the Threshold column reflect the corporate PSUs if the minimum ARR metric and operating cash flow metrics are met and are 50% of the amounts shown under the Target column. The amounts shown in the Target column reflect the corporate PSUs if the target ARR metric and operating cash flow metrics are met. The amounts shown in the Maximum column reflect the corporate PSUs if the maximum ARR metric and operating cash flow metrics are met and are 200% of the amounts shown under the Target column, plus the maximum number of stock price PSUs eligible to be earned, which is 50% of the maximum number of corporate PSUs. The PSUs vest over three years, subject to continued service to us. On March 24, 2022, 167.97% of each NEO's target fiscal 2022 PSUs were earned based upon our fiscal 2022 financial results, and one-third of these earned corporate PSUs vested on March 24, 2022 and 1/12th vest quarterly thereafter, beginning on June 10, 2022, over the remaining two years, subject to continued service to us. The PSUs are discussed more fully in "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Long-Term Equity Compensation" above.

[3] Mr. Smith's RSU grant represents an RSU grant received under our 2012 Plan in connection with his service as a member of our Board. Twenty-five percent of such grant vests on each of September 10, 2021, December 10, 2021, March 10, 2022 and June 10, 2022 (or the next annual meeting of stockholders following the grant date if earlier), subject to his continued service through each such date. For Mr. Child, Mr. Bice, Mr. Morgan, Mr. Merritt and Mr. Tully, the RSUs were granted under our 2012 Plan and vest over three years, with one-third of the RSUs vesting on March 10, 2022 and 1/12th vesting quarterly thereafter over the remaining two years, subject to continued service to us. For Ms. Carlson, the RSUs were granted under our 2012 Plan and approved by the Talent

& Compensation Committee on April 14, 2021, and were scheduled to vest as follows: 49,654 RSUs over four years, with one-fourth of the RSUs vesting on March 10, 2022 and 1/16th vesting quarterly thereafter over the remaining three years; and 22,510 RSUs over three years, with one-third of the RSUs vesting on March 10, 2022 and 1/12th vesting quarterly thereafter over the remaining two years, both subject to continued service to us.

(4) The amounts reported in this column reflect the aggregate grant date fair value of the RSUs and PSUs granted to our NEOs in fiscal 2022 as computed in accordance with ASC Topic 718. For accounting purposes, the estimated fair value of PSUs was calculated based on the probable outcome of the performance measures for the fiscal 2022 performance period as of the grant date. The fiscal 2022 PSUs include both corporate performance and market-related (stock price modifier) goals. Consistent with the applicable accounting standards, the grant date fair value of the stock price modifier component has been determined using a Monte Carlo simulation model. These amounts do not necessarily correspond to the actual value recognized by NEOs. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table sets forth information concerning outstanding equity awards held by our NEOs as of January 31, 2022.

Name	Vesting Commencement Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
		Stock Awards			
Graham Smith	—	1,067[2]	132,223	—	—
Jason Child	6/10/2019	15,577[2]	1,930,302	—	—
	3/10/2019	29,216[3]	3,620,447	—	—
	3/10/2020	13,651[2]	1,691,632	—	—
	3/10/2020	27,566[4]	3,415,979	—	—
	3/10/2021	22,426[5]	2,779,030	—	—
	3/10/2021	—	—	56,503[6]	7,001,852
Teresa Carlson	3/10/2021	49,654[2]	6,153,124	—	—
	3/10/2021	22,510[5]	2,789,439	—	—
	3/10/2021	—	—	56,715[6]	7,028,123
Shawn Bice	3/10/2021	33,898[5]	4,200,640	—	—
	3/10/2021	—	—	85,409[6]	10,583,883
Scott Morgan	9/10/2018	1,875[2]	232,350	—	—
	3/10/2019	4,774[2]	591,594	—	—
	3/10/2019	10,744[3]	1,331,396	—	—
	3/10/2020	8,714[2]	1,079,839	—	—
	3/10/2020	17,596[4]	2,180,496	—	—
	3/10/2021	14,138[5]	1,751,981	—	—
	3/10/2021	—	—	35,621[6]	4,414,154
Douglas Merritt	3/10/2018	2,336[2]	289,477	—	—
	3/10/2018	7,006[7]	868,184	—	—
	3/10/2019	11,500[2]	1,425,080	—	—
	3/10/2019	25,882[3]	3,207,297	—	—
	3/10/2020	32,239[2]	3,995,057	—	—
	3/10/2020	65,093[4]	8,066,325	—	—
	3/10/2021	48,752[5]	6,041,348	—	—
	3/10/2021	—	—	122,834[6]	15,221,589
Timothy Tully[8]	—	—	—	—	—

[1] Market Value is calculated based on the closing price of our common stock on The NASDAQ Global Select Market on January 31, 2022 (the last trading day of our fiscal year), which was $123.92.

[2] Mr. Smith's RSU grant represents an RSU grant received in connection with his service as a member of our Board. Twenty-five percent of such grant vests on each of September 10, 2021, December 10, 2021, March 10, 2022 and June 10, 2022 (or the next annual meeting of stockholders following the grant date if earlier), subject to his continued service through each such date. For the other NEOs, the RSUs vest over four years, with one-fourth of the RSUs vesting one year following the vesting commencement date and 1/16th vesting quarterly thereafter over the remaining three years, subject to continued service to us.

[3] On March 26, 2020, 150.05% of each NEO's target fiscal 2020 PSUs were deemed earned based upon our fiscal 2020 financial results, and one-fourth of these earned corporate PSUs vested on March 26, 2020 and 1/16th vest quarterly thereafter, beginning on June 10, 2020, over the remaining three years, subject to continued service to us. The number of corporate PSUs earned were 93,488, 34,382 and 82,827 shares for Mr. Child, Mr. Morgan and Mr. Merritt, respectively. The number of stock price PSUs that will be eligible to be earned and vest beginning in June 2021 through March 2023 are 46,744 and 17,191 for Mr. Child and Mr. Morgan, respectively. No stock price PSUs were earned in fiscal 2022. In connection with Mr. Merritt's termination of employment with the Company on March 31, 2022, all outstanding stock price PSUs held by him were forfeited to the Company.

[4] On March 31, 2021, 134.60% of each NEO's target fiscal 2021 PSUs were deemed earned based upon our fiscal 2021 financial results, and one-fourth of these earned corporate PSUs vested on March 31, 2021 and 1/16th vest quarterly thereafter, beginning on June 10, 2021, over the remaining three years, subject to continued service to us. The number of corporate PSUs earned were 48,997, 31,274 and 115,715 shares for Mr. Child, Mr. Morgan and Mr. Merritt, respectively. The number of stock price PSUs that will be eligible to be earned and vest beginning in June 2022 through March 2024 are 24,498 and 15,637 for Mr. Child and

Mr. Morgan, respectively. In connection with Mr. Merritt's termination of employment with the Company on March 31, 2022, all outstanding stock price PSUs held by him were forfeited to the Company.

(5)   The RSUs vest over three years, with one-third of the RSUs vesting one year following the vesting commencement date and 1/12th vesting quarterly thereafter over the remaining two years, subject to continued service to us.

(6)   On March 24, 2022, 167.97% of each NEO's target fiscal 2022 PSUs were deemed earned based upon our fiscal 2022 financial results, and one-third of these earned corporate PSUs vested on March 24, 2022 and 1/12th vest quarterly thereafter, beginning on June 10, 2022, over the remaining two years, subject to continued service to us. The number of corporate PSUs earned were 56,503, 56,715, 85,409, 35,621, and 122,834 shares for Mr. Child, Ms. Carlson, Mr. Bice, Mr. Morgan and Mr. Merritt, respectively. The number of stock price PSUs that will be eligible to be earned and vest beginning in June 2023 through March 2024 are 28,251, 42,704, 17,810 for Mr. Child, Mr. Bice, and Mr. Morgan, respectively. In connection with Ms. Carlson's termination of employment with the Company on March 31, 2022, all outstanding stock price PSUs held by her were forfeited to the Company. In connection with Mr. Merritt's termination of employment with the Company on March 31, 2022, all outstanding stock price PSUs held by him were forfeited to the Company.

(7)   On March 27, 2019, 200% of Mr. Merritt's target fiscal 2019 PSUs were deemed earned based upon our fiscal 2019 financial results, and one-fourth of these earned corporate PSUs vested on March 27, 2019 and 1/16th vest quarterly thereafter, beginning on June 10, 2019, over the remaining three years, subject to continued service to us. The number of corporate PSUs earned was 112,088 for Mr. Merritt. The number of stock price PSUs eligible to be earned and vest beginning in June 2020 through March 2022 was 56,044. An additional 24.67% to 50% of Mr. Merritt's earned corporate PSUs were earned as stock price PSUs on June 10, 2020, September 10, 2020 and December 10, 2020. No stock price PSUs were earned in fiscal 2022.

(8)   In connection with Mr. Tully's termination of employment with the Company on May 4, 2021, all outstanding equity awards were forfeited to the Company.

Option Exercises and Stock Vested in Fiscal 2022

The following table sets forth the number of shares acquired and the value realized upon the exercise of stock options and the vesting of RSUs/PSUs during fiscal 2022 by each of our NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Graham Smith	—	—	1,935	251,632
Jason Child	—	—	65,804	8,616,352
Teresa Carlson	—	—	—	—
Shawn Bice	—	—	—	—
Scott Morgan	—	—	39,870	5,219,792
Douglas Merritt	—	—	154,734	20,309,943
Timothy Tully	—	—	31,767	4,273,148

(1)   The value realized on vesting is calculated by multiplying the number of shares of stock by the market value of the underlying shares on each vesting date. The value reported in this column for Mr. Smith relates to stock awards received in connection with his service as a member of our Board.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our NEOs participated in a nonqualified deferred compensation plan during fiscal 2022.

Executive Employment Arrangements

The terms and conditions of employment for each of our NEOs are set forth in written employment letters, as amended from time to time ("employment letters"). Each of the employment letters with our NEOs sets forth the terms and conditions of such executive's employment with us and, other than with respect to Mr. Graham, provides for severance and change in control payments and benefits, as described above under "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits".

Graham Smith

We entered into an initial employment letter dated November 13, 2021 with Mr. Smith, our interim CEO. Mr. Smith's base salary for fiscal 2023 was $1,000,000 per month. Given the temporary and transitional nature of Mr. Smith's role as interim CEO, and his existing meaningful financial stake in the Company at the time of his transition to interim CEO (including through unvested equity awards received in connection with his services as a member of our Board), Mr. Smith's compensation was structured to be simple and to be less than the median CEO total direct compensation for the CEOs in our compensation peer group. Other than base salary and eligibility to participate in our standard employee benefit programs applicable to full-time U.S. employees in the U.S., Mr. Smith received no additional compensation for his services as interim CEO in fiscal 2022 or fiscal 2023. Consequently, Mr. Smith was not eligible for an annual cash bonus opportunity or equity awards for his services as interim CEO. During his term as interim CEO, Mr. Smith's equity awards previously granted to him in connection with his services as a member of our Board continued to vest, and he did not receive any other compensation for his services as a member of our Board.

Jason Child

We entered into an initial employment letter dated April 16, 2019 with Mr. Child, our Senior Vice President and Chief Financial Officer. Mr. Child's severance benefits were amended effective as of November 30, 2021 – see "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits" above for the severance benefits for which Mr. Child is eligible under his employment letter, as amended. Mr. Child received a cash signing bonus in the amount of $500,000, subject to reimbursement if he voluntarily resigns from the Company without good reason within 12 months of his employment start date. Mr. Child's current base salary for fiscal 2023 is $575,000 and his annual target cash bonus is 100% of his base salary.

Teresa Carlson

We entered into an initial employment letter dated March 2, 2021 with Ms. Carlson, our former President and Chief Growth Officer. Ms. Carlson's severance benefits were amended effective as of November 30, 2021 – see "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits" above for the severance benefits for which Ms. Carlson was eligible under her employment letter, as amended. Ms. Carlson received a cash signing bonus in the amount of $3,250,000. The bonus is approximately equal to an imminent compensation opportunity Ms. Carlson forfeited when she separated from her prior employer. If Ms. Carlson voluntarily resigned from the Company for any reason within 12 months following her employment start date, she would have had to reimburse the Company 100% of the bonus. If Ms. Carlson voluntarily resigned after the 12-month anniversary of her employment start date, she would have had to reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of her employment start date from 12 and dividing the result by 12. In connection with the commencement of her employment in fiscal 2022, Ms. Carlson was granted 72,164 RSUs and 33,765 target PSUs. With respect to her RSUs, 49,654 RSUs were scheduled to vest over four years, with one-fourth of such RSUs vesting on March 10, 2022 and 1/16th of the RSUs vesting quarterly thereafter in approximately equal installments, subject to continued service to us; and 22,510 RSUs were scheduled to vest over three years, with one-third of the RSUs vesting on March 10, 2022, and 1/12th vesting quarterly thereafter in approximately equal installments over the remaining two years, subject to continued service to us. Ms. Carlson's employment with the Company terminated on March 31, 2022.

Shawn Bice

We entered into an initial employment letter dated April 29, 2021 with Mr. Bice, our President, Products and Technology. Mr. Bice's severance benefits were amended effective as of November 30, 2021 – see "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits" above for the severance benefits for which Mr. Bice is eligible, as amended. Mr. Bice received a cash signing bonus in the amount of $8,500,000. The bonus is approximately equal to an imminent compensation opportunity Mr. Bice forfeited when he separated from his prior employer. If Mr. Bice voluntarily resigns from the Company for any reason within 12 months following his employment start date, he must reimburse the Company 100% of the bonus. If Mr. Bice voluntarily resigns after the 12-month anniversary of his employment start date, he must reimburse the Company up to 50% of the bonus on a prorated basis with the proration factor determined by subtracting the number of months completed after the 12-month anniversary of his employment start date from 12 and dividing the result by 12. In connection with the commencement of his employment with us in fiscal 2022, Mr. Bice was granted 33,898 RSUs and 50,848 target PSUs in connection with his hiring. The RSUs vest over three years, with one-third of the RSUs vesting on March 10, 2022, and 1/12th vesting quarterly thereafter over the remaining two years in approximately equal installments, subject to continued service to us. Mr. Bice's current base salary for fiscal 2023 is $625,000 and his annual target cash bonus is 100% of his base salary.

Scott Morgan

We entered into an initial employment letter dated January 24, 2012, as amended on March 28, 2012, with Mr. Morgan, our Senior Vice President, Chief Legal Officer, Global Affairs and Secretary, that was superseded by a revised employment letter dated October 30, 2018. Mr. Morgan's severance benefits were amended effective as of March 20, 2019 and November 30, 2021 – see "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits" above for the severance benefits for which Mr. Morgan is eligible, as amended. Mr. Morgan's current base salary for fiscal 2023 is $525,000 and his annual target cash bonus is 80% of his base salary.

Douglas Merritt

We entered into an initial employment letter dated April 7, 2014 with Mr. Merritt, our former Senior Vice President, Field Operations that was superseded by a revised employment letter dated November 16, 2015 in connection with his appointment as our President and CEO. Mr. Merritt's severance benefits were amended by letter agreements effective as of March 20, 2019 and April 24, 2020 – see "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits" above for the severance benefits for which Mr. Merritt was eligible. As described above under "Compensation Discussion and Analysis—Executive Summary—CEO Transition and Named Executive Officers for Fiscal 2022," on November 13, 2021, Mr. Merritt's employment as President and CEO terminated. As part of his transition, on November 22, 2021, the Company entered into an amendment to Mr. Merritt's employment letter, pursuant to which Mr. Merritt resigned from our Board and confirmed his position as a strategic advisor to the interim CEO. The amendment also provided that the Company will not terminate Mr. Merritt's employment other than for "cause" (as defined in his employment letter) prior to February 1, 2022. The amendment included no other changes to Mr. Merritt's compensation or employment terms. Mr. Merritt's base salary for fiscal 2023 was $900,000 and his annual target cash bonus was 125% of his base salary. Mr. Merritt's employment with the Company terminated on March 31, 2022.

Timothy Tully

We entered into an employment letter dated July 22, 2017 with Mr. Tully, our former Senior Vice President, Chief Technology Officer. Mr. Tully's employment with the Company terminated on May 4, 2021. He did not receive any severance payment or benefits in connection with such termination.

Equity Acceleration Death Benefit

Under our 2012 Plan, each of our employees and non-employee directors is eligible to receive the following vesting acceleration upon such person's termination of service due to death:

- 100% of the shares underlying plan awards held by that person (including any plan awards previously earned based on the achievement of designated performance goals) will vest and, with respect to stock options and stock appreciation rights, become immediately exercisable, and
- where the achievement of designated performance goals has been determined, all performance goals or other applicable vesting criteria required to be met for any plan awards held by that person to be earned will be deemed achieved based on such determination and all other terms and conditions will be deemed satisfied and that person will immediately become vested in 100% of the earned plan awards, and
- where the achievement of designated performance goals has not yet been determined, all performance goals or other vesting criteria required to be met for such awards to be earned will be deemed achieved at target levels, provided that
- if that person's death occurs following the end of the performance period for any performance goal but prior to the determination of the achievement of such performance goal, then the achievement of such performance goal will be determined based on actual performance.

In the event the person has not continuously served as an employee or non-employee director for at least 12 months prior to his or her death, all references to 100% in this paragraph mean 50%.

Potential Payments Upon Termination or Upon Termination in Connection With a Change in Control

Our executive officers other than Mr. Smith, including our NEOs other than Mr. Smith, are eligible for certain payments and benefits in the event of their termination of employment under specified circumstances, including in connection with a change in control of the Company, contingent on the execution of a release by the NEO in favor of the Company (other than a termination of employment due to death). These payments and benefits are described in further detail above under "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits" and "Equity Acceleration Death Benefit." The following table and the narrative that follows provide information concerning the estimated payments and benefits that could be provided in the termination circumstances described below, assuming that the relevant termination took place on January 31, 2022.

NEO	Death ($)	Termination Without Cause ($)	Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ($) [1]
Graham Smith[2]			
Severance payment	—	—	—
Continued health coverage	—	—	—
Accelerated vesting[3]	132,223	—	—
Total:	132,223	—	—
Jason Child			
Severance payment[4]	—	1,080,000	1,080,000
Continued health coverage	—	31,824	31,824
Accelerated vesting[3]	20,439,241	12,157,915	20,439,241
Total:	20,439,241	13,269,739	21,551,065
Teresa Carlson[5]			
Severance payment[4]	—	1,200,000	1,200,000
Continued health coverage	—	21,742	21,742
Accelerated vesting[3]	7,985,343	8,418,257	15,970,686
Total:	7,985,343	9,639,999	17,192,428
Shawn Bice			
Severance payment[4]	—	1,200,000	1,200,000
Continued health coverage	—	32,587	32,587
Accelerated vesting[3]	7,392,262	8,623,469	14,784,523
Total:	7,392,262	9,856,056	16,017,110
Scott Morgan			
Severance payment[4]	—	855,000	855,000
Continued health coverage	—	32,587	32,587
Accelerated vesting[3]	11,581,811	6,816,096	11,581,811
Total:	11,581,811	7,703,683	12,469,398
Douglas Merritt[6]			
Severance payment[4]	—	2,475,000	5,175,000
Continued health coverage	—	32,587	48,880
Accelerated vesting[3]	39,114,357	22,627,172	39,114,357
Total:	39,114,357	25,134,759	44,338,237
Tim Tully[7]			
Severance payment	—	—	—
Continued health coverage	—	—	—
Accelerated vesting	—	—	—
Total:	—	—	—

PROXY

(1) A qualifying termination of employment is considered "in connection with a change in control" if such termination occurs within the period commencing six months before and ending 18 months after a "change in control" of the Company.

(2) Mr. Smith was not eligible for any severance payment or benefits upon termination of his employment as our interim CEO.

(3) For purposes of valuing accelerated vesting, the values indicated in the table are calculated as follows. With respect to RSUs, the values are calculated as (i) the closing price of a share of our common stock on January 31, 2022, which was $123.92, multiplied by (ii) the number of RSUs outstanding on such date that accelerate vesting. With respect PSUs, the values are calculated as (i) the closing price of a share of our common stock on January 31, 2022, which was $123.92, multiplied by (ii) the number of PSUs previously earned (based on the applicable one-year corporate performance metrics, including 167.97% of each NEO's target fiscal 2022 PSUs) outstanding on such date that accelerate vesting as to time-based vesting conditions. In the event of a Company change in control, outstanding stock price PSUs will be deemed earned based on stock price growth measured through the date of the change in control, and will become subject to the same time-based vesting conditions as the corporate PSUs to which they relate. Assuming a Company change in control on January 31, 2022, no stock price PSUs would have been deemed earned and all stock price PSUs would have been forfeited. Mr. Smith is entitled to accelerated vesting of outstanding RSUs received in connection with his services as a member of our Board upon his death, as described under "Corporate Governance at Splunk—Non-Employee Director Compensation" of this proxy statement, and the amount reflected in this table for Mr. Smith reflects such accelerated vesting. Please see "Corporate Governance at Splunk—Non-Employee Director Compensation" of this proxy statement for further information regarding potential accelerated vesting of Mr. Smith's RSUs received in connection with his services as a member of our Board under certain circumstances unrelated to his role as our interim CEO.

(4) Other than Messrs. Smith and Tully, each NEO's base salary and target bonus amount in effect as of January 31, 2022 was used in calculating severance payment amounts.

(5) Ms. Carlson's employment with us terminated on March 31, 2022; this termination constituted a termination of her employment by us without "cause" under Section 8(b) of her employment letter with us, and gave rise to the corresponding severance payments and benefits under the employment letter. These severance payments and benefits are described in further detail under "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits."

(6) Mr. Merritt's employment with us terminated on March 31, 2022, and he received the severance payments and benefits under Section 7(b) of our employment letter with him corresponding to a termination of his employment by us without "cause," which payments and benefits would have been provided to him upon our termination of him as our President and CEO if he had not agreed to continue employment with us as a strategic advisor to our interim CEO. These severance payments and benefits are described in further detail under "Compensation Discussion and Analysis—Discussion of Our Fiscal 2022 Executive Compensation Program—Components of Our Fiscal 2022 Compensation Program—Severance and Change in Control-Related Benefits."

(7) Mr. Tully informed us of his decision to resign as our Senior Vice President, Chief Technology Officer, effective as of May 4, 2021. He did not receive any severance payment or benefits in connection with such termination.

For purposes of the severance benefits disclosed above that our NEOs are eligible to receive, "cause" generally means: (i) the NEO's conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude which our Board believes has had or will have a detrimental effect on the Company's reputation or business; (ii) the NEO engaging in an act of gross negligence or willful misconduct in the performance of the NEO's employment obligations and duties; (iii) the NEO committing an act of fraud against, material misconduct or willful misappropriation of property belonging to the Company; (iv) the NEO engaging in any other misconduct that has had or will have an adverse effect on the Company's reputation or business; or (v) the breach of the NEO's Employee Invention Assignment and Confidentiality Agreement or other unauthorized misuse of the Company's or a third party's trade secrets or proprietary information. For purposes of the severance benefits disclosed above that our NEOs are eligible to receive, "good reason" generally means any of the following taken without the NEO's written consent, provided that the Company is given an opportunity to cure the event giving rise to good reason and the NEO terminates employment within 30 days following the expiration of the Company's cure period: (i) a material change, adverse to the NEO, in the NEO's position, title(s), office(s) or duties; (ii) an assignment of any significant duties to the NEO that are inconsistent with the NEO's positions or offices; (iii) a decrease in the NEO's then-current annual base salary by more than 10% (other than in connection with a general decrease in the salary of all executives); or (iv) the NEO's relocation to a facility or a location more than 30 miles from the NEO's residence. For purposes of the severance benefits disclosed above that our NEOs are eligible to receive, "change in control" generally means (i) a sale, conveyance, exchange or transfer (excluding any venture-backed or similar investments in the Company) in which any person or entity (excluding certain persons and entities) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% percent of the total voting power of all its then-outstanding voting securities; (ii) a merger or consolidation of the Company in which its voting securities immediately prior to the merger or consolidation do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity immediately after the merger or consolidation; or (iii) a sale of substantially all of the assets of the Company or a liquidation or dissolution of the Company.

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our CEO and the annual total compensation of our median employee (excluding our CEO) for our last completed fiscal year, which ended January 31, 2022:

- The median of the annual total compensation of all of our employees (other than Mr. Smith), including our consolidated subsidiaries, was approximately $260,390. This annual total compensation is calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary and bonus earned and aggregate "grant date fair value" of RSU awards granted during the 12-month period ended January 31, 2022.

- Mr. Smith's annual total compensation, as reported in the Summary Compensation Table included in this proxy statement, was $3,010,388. As noted therein, in accordance with applicable SEC rules, such annual total compensation includes director fees paid to Mr. Smith in fiscal 2022 and the aggregate grant date fair value of RSUs granted to Mr. Smith in fiscal 2022, in both cases for his service as a member of our Board. Since Mr. Smith was appointed interim CEO effective November 13, 2021, and in accordance with applicable SEC rules, we annualized his salary for his service as our CEO, and added it to the other components of his pay disclosed in the Summary Compensation Table (the director fees paid to him in fiscal 2022 and the aggregate grant date fair value of the RSUs granted to him in fiscal 2022, in both cases for his service as a member of our Board, and the premium payment for long-term disability benefits disclosed as All Other Compensation in the Summary Compensation Table), to arrive at a value of $12,380,251. We used this value for the ratio of annual total compensation for our CEO to the annual total compensation for our median employee.

- Based on the above, for fiscal 2022, the ratio of Mr. Smith's annual total compensation to the median of the annual total compensation of all employees was approximately 48 to 1.

- We determined the median of the annual total compensation of our employees as of January 31, 2022 at which time we (including our consolidated subsidiaries) had approximately 7,505 full-time and part-time employees, including interns, of which approximately 5,323 were U.S. employees, and approximately 2,182 (or approximately 29.1% of our total employee population as of January 31, 2022, excluding acquired employees) were located outside of the United States. In accordance with the SEC's permitted methodology for determining the "median employee," we excluded from our calculations 29 employees (or approximately 0.4% of our total employee population as of January 31, 2022) who were hired in connection with the acquisition of TruSTAR Technology, Inc. in fiscal 2022.

- We then compared the sum of (i) the annual base salary of each of these employees for fiscal 2022, plus (ii) the total annual cash incentive bonus or commission, as applicable, earned by each of these employees for fiscal 2022 as reflected in our payroll records, plus (iii) the aggregate grant date fair value of equity awards (as determined in accordance with footnote 1 of the 2022 Summary Compensation Table) granted to these employees in fiscal 2022, to determine the median employee. Compensation paid in foreign currency was converted to U.S. dollars using a spot exchange rate on March 1, 2022. In determining the median total compensation of all employees, we did not make any cost-of-living adjustments to the compensation paid to any employee outside of the U.S.

Once we identified our median employee, we estimated the median employee's annual total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, yielding the median annual total compensation disclosed above.

The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended, and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Equity Compensation Plan Information

The following table provides information as of January 31, 2022 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[2]	11,899,803	12.35	42,350,489
Equity compensation plans not approved by stockholders[3]	—	—	4,600,000
Total	11,899,803	12.35	46,950,489

[1] Does not include shares issuable upon vesting of outstanding RSU and PSU awards, which have no exercise price and are included in column (a).

[2] Includes the following plans: 2012 Equity Incentive Plan ("2012 Plan"), 2003 Equity Incentive Plan ("2003 Plan") and 2012 Employee Stock Purchase Plan ("2012 ESPP"). Our 2012 Plan provides that on the first day of each fiscal year, the number of shares authorized for issuance under the 2012 Plan is automatically increased by a number equal to the least of (i) ten million (10,000,000) shares of common stock, (ii) five percent (5%) of the aggregate number

of shares of common stock outstanding on the last day of the immediately preceding fiscal year, or (iii) such number of shares of common stock that may be determined by our Board. Our 2012 ESPP provides that on the first day of each fiscal year, the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the least of (i) four million (4,000,000) shares of common stock, (ii) two percent (2%) of the aggregate number of outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by our Board or any committee designated by our Board to administer the 2012 ESPP. Our 2012 Plan expired in March 2022 with respect to future awards. Our 2003 Plan expired with respect to future awards in 2012 and no awards were outstanding under our 2003 Plan as of April 15, 2022.

[3] Includes the 2022 Inducement Plan, which was approved by our Board on January 31, 2022, in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market and became effective on April 1, 2022. The 2022 Inducement Plan provides for the grant of nonstatutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance units and performance shares to eligible employees in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market. The 2022 Inducement Plan will continue in effect for a term of one year from its effective date, unless terminated earlier by the Company in accordance with its terms. Does not include outstanding 96,034 RSUs and 144,052 PSUs (assuming target level achievement) granted to our President and Chief Executive Officer on April 11, 2022, which were granted outside of the 2022 Inducement Plan in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market and are described under "Compensation Discussion and Analysis—Executive Summary—CEO Transition and Named Executive Officers for Fiscal 2022—CEO New Hire Compensation Package."

Splunk Inc. 2022 Equity Incentive Plan

<table>
<tr>
<td>PROPOSAL
4</td>
<td>## Approval of Splunk Inc. 2022 Equity Incentive Plan

The Board recommends a vote "**FOR**" the approval of our 2022 Equity Incentive Plan.</td>
</tr>
</table>

Approval of the 2022 Equity Incentive Plan

We are asking our stockholders to approve a new equity incentive plan, the Splunk Inc. 2022 Equity Incentive Plan (the "2022 Plan"). Based on the Talent & Compensation Committee's recommendation, our Board adopted the 2022 Plan on March 10, 2022, subject to approval from our stockholders at our Annual Meeting.

The 2022 Plan is intended to replace our 2012 Equity Incentive Plan, as amended (the "2012 Plan"), which expired by its terms in March 2022, ten years after it was adopted by our Board in 2012 in connection with our initial public offering.

In connection with the expiration of the 2012 Plan and based on the Talent & Compensation Committee's recommendation, our Board has adopted the 2022 Inducement Plan (the "Inducement Plan") in accordance with Listing Rule 5635(c)(4) of the corporate governance rules of The Nasdaq Stock Market. Our Board adopted the Inducement Plan to permit the Company to grant "new-hire" equity awards to eligible new employees of the Company during the transition period between the expiration of the 2012 Plan and stockholder approval of the 2022 Plan. If our stockholders approve the 2022 Plan, we will cease granting equity awards under the Inducement Plan and will reduce the 2022 Plan share reserve by the number of shares that we grant under the Inducement Plan between April 15, 2022 and June 16, 2022 (the date of the Annual Meeting), and the 2022 Plan will continue in effect until 2032 (unless earlier terminated by the 2022 Plan's administrator, as defined below).

The approval of our 2022 Equity Incentive Plan must receive the affirmative vote of at least a majority of the votes cast to be approved. Abstentions are not considered votes cast and thus will have no effect on the outcome of this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

Why Should Stockholders Vote to Approve the 2022 Plan?

The 2022 Plan is Critical to Our Growth and Will Allow Us to Recruit, Incentivize and Retain the Best Talent

We are currently unable to grant equity awards to individuals other than, as described above, equity awards to eligible "new hire" employees under the Inducement Plan. Consequently, we are currently unable to grant equity awards to our continuing employees, as well as to new and continuing members of our Board.

We operate in an extremely competitive business environment and talent market. In fiscal 2022, there has been a dramatic increase in workers leaving their positions throughout our industry that is being referred to as the "Great Resignation," and the market to build, retain and replace talent has become even more highly competitive. Our Board believes that our ability to grant equity awards is critical to successfully compete and grow our business in this environment, because equity awards allow us to recruit, incentivize and retain the best available employees and other service providers.

In addition, our Board believes that equity awards align the interests of our employees with those of our stockholders. Equity awards provide our employees an ownership stake in the Company, motivating them to achieve outstanding business performance, and provide an effective means of rewarding our employees for their contributions to our success.

If stockholders do not approve the 2022 Plan at our Annual Meeting, our ability to recruit, retain and incentivize the highly skilled talent (including continuing employees and non-employee members of our Board) critical to successfully compete and grow our business could be seriously and negatively impacted. In addition, we would have to consider other compensation alternatives, which may not as effectively align the interests of our employees with those of our stockholders, and would be a distraction from our management team's focus on execution of our business strategy. For example, we would have to consider increasing cash compensation, which could adversely affect our business, results of operations, financial condition and cash flows.

To Keep Us Accountable to Our Stockholders, We are Asking for Approximately One Year's Worth of Shares Under the 2022 Plan as We Transition to a New Equity Compensation Program

If our stockholders approve the 2022 Plan, (a) 10,460,784 shares of the Company's common stock ("shares") will initially be reserved for issuance under the 2022 Plan, which equates to approximately 6.5% of our common shares outstanding as of April 15, 2022, plus (b) any shares subject to awards granted under the 2012 Plan or the Inducement Plan that, on or after the date stockholders initially approve the 2022 Plan, expire or otherwise terminate without having been exercised or issued in full. Please see below for information regarding outstanding equity awards and overhang as of April 15, 2022.

Our Board seeks approval for a share reserve of 10,460,784 shares, initially equating to approximately 6.5% of our common shares outstanding as of April 15, 2022. Our Board believes that a share request of this amount is critical for the following reasons:

- As noted above, we operate in an extremely competitive talent market. This competition for talent has intensified in the current period of the "Great Resignation." Our Board believes that our ability to grant equity awards is critical to successfully compete and grow our business in this environment, because equity awards allow us to recruit, incentivize and retain the best available employees.

- In fiscal 2022, we reached a significant milestone as we surpassed $3 billion in total ARR, with cloud revenue growing 70%. We expect our cloud services offerings will continue to be an important source of growth for Splunk, our customers and our partners. This transition has required us to, and will continue to require us to, recruit, incentivize and retain employees in the hyper-competitive cloud, security and observability technology talent markets.

- Our Board anticipates that equity awards will continue to be a key tool to recruit and retain the employees that our Board believes are critical to the ongoing operation, success and growth of the Company, and our Board believes these equity awards will help these individuals maintain continued focus and dedication to their responsibilities to maximize stockholder value.

- As noted above, our 2012 Plan recently expired by its terms in March 2022, ten years after it was adopted by our Board in 2012 in connection with our initial public offering. Over the last ten years, we have used equity awards strategically and on a broad basis to successfully compete and to grow our business. Equity compensation has been a key compensation component for our existing employees, and we leveraged equity incentives to differentiate our compensation program from peers. As our business has grown and matured, and in connection with the expiration of the 2012 Plan, we have initiated a transition to a new equity compensation program that provides for awards in amounts closer to the levels of our peers, while still providing us an edge to recruit and retain top talent. For example, effective in fiscal 2023, we ceased providing equity awards in connection with promotions and, effective with the second quarter of fiscal 2023, we decreased the number of "new hire" employees who receive equity awards from approximately 100% of "new hires" to approximately 90% of "new hires". In order to minimize disruption to our employees, and to ensure an effective and smooth transition, we expect the transition to progress in stages over several years. As this transition progresses, we anticipate asking our stockholders to approve a more normalized quantum of shares closer to the levels of our peers. We anticipate that fewer than 10% of the shares reserved under the 2022 Plan would be used for equity award grants to senior vice presidents and above, including our NEOs.

For the foregoing reasons, we anticipate that the size of the share request described above will be sufficient to meet our expected needs for approximately one year. We expect to ask our stockholders for approval of a new equity plan in fiscal 2024 with a lower quantum of shares that will reflect the transition, described above, to a new equity compensation program that is closer to levels of our peers and that is also intended to provide us an edge to recruit and retain top talent. Our Board made the determination to ask our stockholders for no more than an approximately one-year share request so that we remain accountable to our stockholders on this transition to a new equity compensation program for the Company.

In addition to the dynamics described above, the Talent & Compensation Committee and our Board considered the following factors when determining the number of shares to ask our stockholders to approve for issuance under the 2022 Plan:

- **Number of Shares Remaining under the Existing Equity Plan**. As of April 15, 2022, no shares remained available for issuance under the 2012 Plan and 4,458,988 shares remained available for issuance under the Inducement Plan. Any shares remaining available for future awards under the Inducement Plan will expire immediately upon stockholder approval of the 2022 Plan. As described above, we are currently unable to grant equity awards to our continuing employees, as well as to new and continuing members of our Board. Under the Inducement Plan, we may only grant equity awards to eligible "new hire" employees.

- **Overhang**. As of April 15, 2022, 15,908,824 shares remained subject to outstanding equity awards, collectively representing approximately 9.9% of our outstanding common shares as of such date (15,527,726 shares were subject to equity awards under our 2012 Plan, 141,012 shares were subject to equity awards under our Inducement Plan, and 240,086 shares were subject to inducement equity awards granted to our President and CEO outside of the foregoing plans). For this purpose, unearned performance stock units ("PSUs") were counted assuming target level performance, earned PSUs were counted using actual performance achieved, and any unearned stock price PSUs were counted based on the number of shares eligible to be earned. Of the 15,908,824 shares that remained subject to outstanding equity awards as of April 15, 2022, 143,595 shares were covered by stock options, with a weighted average remaining term of 5.86 years and average weighted exercise price of $11.91. All other outstanding equity awards were "full-value" awards (restricted stock units, PSUs and restricted stock awards). No other equity awards were outstanding as of April 15, 2022. We commit to reduce the 2022 Plan share reserve by the number of shares that we grant under the Inducement Plan between April 15, 2022 and June 16, 2022 (the date of the Annual Meeting), unless this proposal to adopt the 2022 Plan is not approved by our stockholders at the Annual Meeting.

- **Historical Grant Practices**. The Talent & Compensation Committee and our Board considered the number of shares covered by equity awards we granted in our last three fiscal years. In fiscal 2020, fiscal 2021, and fiscal 2022 we granted equity awards covering approximately 6.9 million, 4.9 million and 7.8 million shares, respectively, for approximately 19.5 million shares over that three-year period (assuming, in each case, "target" level performance for performance-based equity awards and excluding equity awards assumed in acquisitions).

- **Forecasted Grants**. To determine how long the share request under the 2022 Plan described above will enable us to make grants of equity awards, our Board reviewed a forecast that considered the dynamics and factors described above under "To Keep Us Accountable to Our Stockholders, We are Asking for Approximately One Year's Worth of Shares Under the 2022 Plan as We Transition to a New Equity Compensation Program." In addition, the forecast reviewed by our Board considered forecasted future equity awards, with the future equity awards determined based on assumptions about our stock price and the competitive dollar value to be delivered to the equity award recipient. Because we generally determine the size of equity awards to be granted based on the dollar value of the relevant award, if the stock price used to determine the number of shares subject to an equity award differs significantly from the stock price assumed in the forecast (which was $115 to $140), our actual share usage will deviate significantly from our forecasted share usage. For example, if our stock price used to determine the number of shares subject to future equity awards is lower than the stock price assumed in the forecast, we would need a larger number of shares than anticipated to deliver the same intended dollar value to the recipients of those equity awards. Conversely, if our stock price used to determine the number of shares subject to future equity awards is higher than the stock price assumed in the forecast, we would need a fewer number of shares than anticipated to deliver the same intended dollar value to the recipients of those equity awards.

In addition to considering the dynamics and factors described above to determine the number of shares subject to the 2022 Plan, the Talent & Compensation Committee and our Board considered analyses prepared by the Talent & Compensation Committee's independent compensation consultant, Compensia, a national compensation consulting firm, which included an analysis of the metrics shown in the table below. This table includes "gross burn rate" and "net burn rate" metrics. Gross burn rate can be used by some to assess a company's use of equity compensation. Gross burn rate is defined as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards assumed in acquisitions) *divided by* (ii) the number of shares of weighted average common stock outstanding ("CSO"). Potential actual dilution to stockholders is often measured by analyzing the net burn rate. We define net burn rate as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any equity awards assumed in acquisitions) *minus* shares subject to outstanding equity awards forfeited during the year *minus* shares withheld by us to cover tax withholdings, *divided by* (ii) CSO. This measure indicates the rate at which we actually create potential future stockholder dilution.

The following table shows our gross and net burn rate over the past three fiscal years and the average across those three years (excluding any equity awards assumed in acquisitions).

	FY 2020	FY 2021	FY 2022	Average
Options granted	0	0	0	0
Time-based restricted stock units and restricted stock granted	6,512,200	4,598,363	7,321,730	6,144,098
Performance-based restricted stock units and restricted stock granted (at the "target" level)	350,548	318,514	430,056	366,373
Total awards granted[1]	6,862,748	4,916,877	7,751,786	6,510,470
Weighted Average Common Shares Outstanding	151,948,507	159,744,275	161,628,332	157,773,705
Gross Burn Rate	4.5%	3.1%	4.8%	4.1%
Forfeitures	1,726,746	1,830,369	3,063,530	2,206,882
Shares withheld to cover taxes	1,374,238	968,432	1,563,608	1,302,093
Net Burn Rate	**2.5%**	**1.3%**	**1.9%**	**1.9%**

[1] Includes grants of (1) options, (2) time-based restricted stock units and restricted stock, and (3) performance-based restricted stock units and restricted stock (at the "target" level). Excludes any equity awards assumed in acquisitions.

We Have Taken Measures and are Committed to Manage Dilution

We recognize the dilutive impact of our equity compensation program on our stockholders and continuously strive to balance this concern with the competition for talent in the extremely competitive business environment and talent market in which we operate. Our Talent & Compensation Committee and Board thoughtfully manage long-term stockholder dilution, equity incentive plan burn rate, stock-based compensation expense and stock-based compensation while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market.

In June 2021, in order to decrease dilution to our stockholders, our Board authorized and approved a stock repurchase program of up to $1.0 billion of our shares and, as of October 31, 2021, we repurchased approximately 6.9 million shares with a total price of $1.0 billion.

Where permitted under applicable law, our Board actively manages dilution by satisfying its tax withholding obligations related to equity awards by withholding shares from shares otherwise issuable to the equity award recipients. In fiscal 2022, we withheld approximately 1.56 million such shares to satisfy our tax withholding obligations related to equity awards, and our Board expects to continue this practice to minimize the dilutive impact of our equity compensation program to our stockholders.

As described above, we have also initiated a transition to a new equity compensation program that is closer to market levels and that is also intended to provide us an edge to recruit and retain top talent. In order to minimize disruption to our employees, and to ensure an effective and smooth transition, we expect the transition to progress in stages over several years. As this transition progresses, we anticipate asking our stockholders to approve a more normalized quantum of shares closer to market levels. Our Board is deliberately asking our stockholders for no more than a one-year share request at this time so that we remain accountable to our stockholders on this transition.

Finally, the 2022 Plan includes provisions designed to be less dilutive to stockholders relative to the 2012 Plan, which, as described above, was adopted by our Board in connection with our initial public offering in 2012. Unlike the 2012 Plan, the 2022 Plan does not contain an "evergreen" provision, so the number of shares available for issuance under the 2022 Plan will not automatically increase each year. Unlike the 2012 Plan, if shares are used to pay the exercise price of a 2022 Plan equity award, those shares will not become available for future grant under the 2022 Plan. In addition, unlike the 2012 Plan, if shares are used to satisfy the tax withholding obligations for a 2022 Plan equity award, those shares will not become available for future grant under the 2022 Plan.

The 2022 Plan Includes Compensation and Governance Best Practices

The 2022 Plan includes provisions considered best practice for compensation and corporate governance purposes. These provisions protect our stockholders' interests:

- **Administration.** The 2022 Plan will be administered by the Talent & Compensation Committee, which consists entirely of independent non-employee directors.

- **No Annual "Evergreen" Provision.** The 2022 Plan requires stockholder approval to increase the maximum number of shares that can be granted under the 2022 Plan. Unlike the 2012 Plan, the 2022 Plan does not contain an annual "evergreen" to automatically increase the number of shares available for issuance each year.

- **Certain Shares Are No Longer Returned to the Share Reserve.** Shares used to pay the exercise price of an award granted under the 2022 Plan or to satisfy tax withholding obligations for an award granted under the 2022 Plan will not become available for future grant under the 2022 Plan. Under the 2012 Plan, such shares could be used for future grants.

- **Repricing is Not Allowed without Stockholder Approval.** The 2022 Plan does not permit 2022 Plan awards to be repriced or exchanged for other awards unless our stockholders approve the repricing or exchange. The 2012 Plan did not require such stockholder approval.

- **No Single-Trigger Vesting Acceleration upon a Change in Control for Employees and Consultants.** In a change of control (as defined in the 2022 Plan), awards under the 2022 Plan will be treated in the manner determined by the administrator, and except for awards granted to our non-employee directors for their service as non-employee directors, the terms of the 2022 Plan provide for no automatic vesting of awards upon a change in control unless the award is not assumed or substituted.

- **Reasonable Annual Limits on Non-Employee Director Compensation.** The 2022 Plan sets limits as to the total compensation that non-employee directors may receive during each fiscal year (for service as a non-employee director). The 2012 Plan included no such limit.

- **Minimum Vesting Requirements.** Awards granted under the 2022 Plan, other than substitute awards for equity awards of acquired entities, generally cannot become fully vested in less than one year from grant unless the vesting of such awards is accelerated due to a termination of the participant's service under certain circumstances, due to the participant's death or disability, or in connection with a change in control. However, an aggregate of 5% of the shares reserved for issuance under the 2022 Plan can be granted without meeting such minimum vesting requirements. The 2012 Plan imposed no such minimum vesting limitation.

- **Limited Transferability.** Awards under the 2022 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by will or by the laws of descent and distribution, unless otherwise approved by the administrator (on such terms as the administrator deems appropriate). Equity awards under the 2022 Plan may not be transferred to financial institutions.

- **No Tax Gross-ups.** The 2022 Plan does not provide for any tax gross-ups.

- **Forfeiture Events.** Each award under the 2022 Plan will be subject to any clawback policy of the Company, and the administrator may require a participant to forfeit, return, or reimburse the Company all or a portion of the award and any amounts paid under the award to comply with such clawback policy or applicable laws.

- **No Dividends on Unvested Awards.** No dividends or other distributions may be paid with respect to any shares underlying the unvested portion of an award, and no dividends or other distributions may be paid with respect to stock options or stock appreciation rights.

- **Minimum Exercise Price.** Other than stock options and stock appreciation rights assumed in connection with acquisitions, stock options and stock appreciation rights granted under the 2022 Plan must have a per share exercise price no less than 100% of the fair market value per share on the date of grant of the relevant award.

- **Certain Limits Related to Stock Options.** The 2022 Plan prohibits "reload" stock options, as well as the payment of the exercise price of stock options with a promissory note. The 2012 Plan did not include such prohibitions.

Our executive officers and directors have an interest in the approval of the 2022 Plan because they are eligible to receive equity awards under the 2022 Plan.

Summary of the 2022 Plan

The following paragraphs summarize the principal features of the 2022 Plan and its operation. However, this summary is not a complete description of the provisions of the 2022 Plan and is qualified in its entirety by the specific language of the 2022 Plan. A copy of the 2022 Plan is provided as Appendix B to this proxy statement.

Purpose of the 2022 Plan. The purpose of the 2022 Plan is to promote the success of the Company and the interests of its stockholders by providing equity-based incentives to attract, retain and motivate eligible service providers, whose contributions drive the Company's success, and encourage stock ownership by eligible service providers, thereby aligning their interests with those of the Company's stockholders. Service providers eligible to participate in the 2022 Plan are discussed below.

Award Types. The 2022 Plan permits the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares. An "incentive stock option" is an incentive stock option within the meaning of Section 422 of the Internal Revenue Code (the "Code"). A "nonstatutory stock option" is a stock option that is not an incentive stock option. "Restricted stock" is stock that is subject to forfeiture to the Company during a "period of restriction" until applicable vesting conditions are met. A "restricted stock unit" is a bookkeeping entry representing an amount equal to the fair market value of one share. A "stock appreciation right" is an award that provides for a payment based upon the difference between the fair market value of a share on the date of exercise and the stated exercise price of the stock appreciation right. A "performance unit" is an award denominated in shares or cash, which may be earned based on applicable vesting conditions. A "performance share" means an award denominated in shares, which may be earned based on applicable vesting conditions. All such awards are described in further detail below.

Stock Subject to the 2022 Plan. Subject to certain adjustments described below, the maximum aggregate number of shares that may be issued under the 2022 Plan is 10,460,784 shares, plus any shares subject to awards granted under the 2012 Plan, and shares subject to awards granted under the Inducement Plan, in each case that, on or after the date stockholders initially approve the 2022 Plan, expire or otherwise terminate without having been exercised or issued in full. In the event the Company substitutes equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies (each such award, a "substituted award"), the maximum aggregate number of shares that may be issued under the 2022 Plan will be increased by the number of shares underlying the substituted awards as of the effectiveness of the substitution. The shares issued under the 2022 Plan may be authorized, but unissued, or reacquired Company common stock. As of April 25, 2022, the closing sale price of a share of our common stock reported on The Nasdaq Stock Market was $129.00.

If an award granted under the 2022 Plan expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased shares (or for awards other than options or stock appreciation rights, the forfeited or repurchased shares), which were subject thereto will become available for future grant or sale under the 2022 Plan (unless the 2022 Plan has terminated). With respect to the exercise of stock appreciation rights or options, the gross shares underlying such stock appreciation rights or options will cease to be available under the 2022 Plan. Shares that actually have been issued under the 2022 Plan under any award will not be returned to the 2022 Plan and will not become available for future distribution under the 2022 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by the Company or are forfeited to the Company due to failure to vest, such shares will become available for future grant under the 2022 Plan. Shares used to pay the exercise price or purchase price of an award or to satisfy the withholding obligations for taxes related to an award will not become available for future grant or sale under the 2022 Plan. To the extent an award under the 2022 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2022 Plan. Notwithstanding the foregoing and, subject to certain adjustments described below, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal 200% of the aggregate share number stated in the paragraph above, plus, to the extent allowable under Section 422 of the Code, any shares that become available for issuance under the 2022 Plan pursuant to this paragraph.

We commit to reduce the 2022 Plan share reserve by the number of shares that we grant under the Inducement Plan between April 15, 2022 and June 16, 2022 (the date of the Annual Meeting), unless this proposal to adopt the 2022 Plan is not approved by our stockholders at the Annual Meeting.

Administration of the 2022 Plan. Different committees of one or more members of our Board, or of one or more other individuals satisfying applicable laws appointed by our Board (each a "committee"), may administer the 2022 Plan, including with respect to different groups of eligible participants. If the 2022 Plan is administered by a committee other than the Company's independent Talent & Compensation Committee, the Company's independent Talent & Compensation Committee will maintain oversight of, and set a limit on the number of shares covered by awards that may be granted by, such committee, such committee will not have authority to grant awards to members of such committee, and such committee will be constituted to satisfy applicable laws.

Powers of the Administrator. Subject to the provisions of the 2022 Plan, and in the case of a committee, the specific duties delegated by our Board to such committee, the administrator will have the authority, in its discretion, to: determine the fair market value (as defined in the 2022 Plan) for purposes of the 2022 Plan; select the eligible service providers to whom awards may be granted under the 2022 Plan; determine the number of shares to be covered by each award granted under the 2022 Plan; approve forms of award agreements for use under the 2022 Plan; determine the terms and conditions, not inconsistent with the terms of the 2022 Plan, of any award granted under the 2022 Plan (including, but not limited to, the exercise price, the time or times when awards may vest or be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto, based in each case on such factors as the administrator determines; prescribe, amend and rescind rules and regulations relating to the 2022 Plan, including rules and regulations relating to sub-plans established for the purpose of accommodating requirements of local law and procedures outside the U.S., facilitating the administration of the 2022 Plan in jurisdictions outside the U.S., or for qualifying for favorable tax treatment under applicable non-U.S. laws; construe and interpret the terms of the 2022 Plan and awards granted under the 2022 Plan; modify or amend each award (subject to limitations contained in the 2022 Plan); allow participants to satisfy withholding obligations for taxes (subject to limitations contained in the 2022 Plan); authorize any person to execute on behalf of the Company any instrument required to affect the grant of an award previously granted by the administrator; temporarily suspend the exercisability or vesting of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes; allow a participant to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to the participant under an award; and make all other determinations deemed necessary or advisable for administering the 2022 Plan.

No Repricing; Exchange Program; "Reload" awards. Without stockholder approval, the administrator may not institute a program under which: outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash; participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator; and/or the exercise price of an outstanding award is reduced. No term of an award will provide for automatic "reload" grants of additional awards upon the exercise of an option or stock appreciation right.

Outside Director Award Limitations. No director who is not an employee (an "outside director") may be paid, issued, or granted, in any fiscal year of the Company, equity awards (including any awards issued under the 2022 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $750,000, increased to $1,500,000 for such outside director for the fiscal year in which he or she joins our Board as an outside director. Any awards or other compensation paid or provided to an individual for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation described in this paragraph. The foregoing limits may not be increased without stockholder approval.

Minimum Vesting Requirements. Except as described below, no portion of an award (other than substituted awards) will vest earlier than the one-year anniversary of such award's grant date. Awards may be granted to any service provider without regard to the minimum vesting requirements described in the preceding sentence if the shares subject to such awards would not result in more than 5% of the maximum aggregate number of shares reserved for issuance pursuant to all outstanding awards granted under the 2022 Plan (the "5% Limit"). Substituted awards will not count against the 5% Limit. This minimum vesting requirement described in this paragraph will not prevent accelerated vesting of any portion of an award earlier than the one-year anniversary of such award's grant date if such acceleration is due to a termination of the relevant participant's service or if such acceleration is in connection with a change in control (as defined in the 2022 Plan), in each case to the extent otherwise permitted under the 2022 Plan.

Dividends and Other Distributions. Service providers holding an award granted under the 2022 Plan will not be entitled to receive any dividends or other distributions paid with respect to a share underlying such award until the portion of such award covering such share has fully vested, and all periods of restriction with respect to such share has lapsed, and such share has been issued pursuant to such award.

Transferability of awards. Unless determined otherwise by the administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant, only by the participant. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate. For the avoidance of doubt, awards may not be transferred to financial institutions.

Eligibility. Nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units may be granted to employees, members of our Board or consultants (each, as defined in the 2022 Plan, a "service provider" and, collectively, "service providers"). Incentive stock options may be granted only to employees. As of April 15, 2022, we had approximately 7,505 employees (including one employee member of our Board), approximately 31 consultants and 11 non-employee members of our Board that would be eligible to participate in the 2022 Plan. Historically, we have rarely granted equity awards to consultants.

Stock Options. Each option will be evidenced by an award agreement that will specify the exercise price, the number of shares subject to the option, the exercise restrictions, if any, applicable to the option, and such other terms and conditions as the administrator determines. Each option will be designated in the award agreement as either an incentive stock option or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year (under all plans of the Company and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options. The fair market value of the shares will be determined as of the time the option with respect to such shares is granted. The term of each option will be 10 years from the date of grant or such shorter term as may be provided in the award agreement. Moreover, in the case of an incentive stock option granted to a participant who, at the time the incentive stock option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary, the term of the incentive stock option will be 5 years from the date of grant or such shorter term as may be provided in the award agreement. The per share exercise price for the shares to be issued pursuant to exercise of an option will be determined by the administrator, subject to the following. In the case of an incentive stock option granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant. In the case of an incentive stock option granted to any employee other than an employee described in the preceding sentence, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant in the case of substitute awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code.

At the time an option is granted, the administrator will fix the period within which the option may be exercised and will determine any conditions that must be satisfied before the option may be exercised. The administrator will determine the acceptable form of consideration for exercising an option, including the method of payment. In the case of an incentive stock option, the administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: cash; check; shares, provided that such shares have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which such option will be exercised and provided that accepting such shares will not result in any adverse accounting consequences to the Company, as the administrator determines; consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company; by net exercise; such other consideration and method of payment for the issuance of shares to the extent permitted by applicable laws; or any combination of the foregoing methods of payment. A promissory note may not be used as a form of consideration for exercising an option.

If a participant ceases to be a service provider, other than as the result of death or disability (as defined in the 2022 Plan), the participant may exercise his or her option within such period of time as is specified in the award agreement to the extent that the option is vested on the date of cessation of the participant's service provider status (but in no event later than the expiration of the term of such option as set forth in the award agreement). In the absence of a specified time in the award agreement, the option will remain exercisable for three months following cessation of the participant's service provider status.

If a participant ceases to be a service provider as a result of disability, the participant may exercise his or her option within such period of time as is specified in the award agreement to the extent the option is vested on the date of cessation of the participant's service provider status (but in no event later than the expiration of the term of such option as set forth in the award agreement). In the absence of a specified time in the award agreement, the option will remain exercisable for 12 months following cessation of the participant's service provider status.

If a participant dies while a service provider, the option may be exercised following the participant's death within such period of time as is specified in the award agreement to the extent that the option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such option as set forth in the award agreement), by the participant's designated beneficiary, provided the administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the participant's death in a form acceptable to the administrator. If the administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the participant, then such option may be exercised by the personal representative of the participant's estate or by the person(s) to whom the option is transferred pursuant to the participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the award agreement, the option will remain exercisable for 12 months following the participant's death.

Unless otherwise provided by the administrator, if on the date of cessation of the participant's service provider status the participant is not vested as to his or her entire option, the shares covered by the unvested portion of the option will revert to the 2022 Plan. If, after cessation of the participant's service provider status, the participant does not exercise his or her option within the time specified by the administrator (or if not specified by the administrator, the time specified in the 2022 Plan), the option will terminate, and the shares covered by such option will revert to the 2022 Plan.

Restricted Stock. Each award of restricted stock will be evidenced by an award agreement that will specify any period of restriction, the number of shares granted, and such other terms and conditions as the administrator determines. The administrator may accelerate the time at which any restrictions will lapse or be removed. Except as described below or the award agreement, shares of restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable period of restriction. During any applicable period of restriction, service providers holding shares of restricted stock granted under the 2022 Plan may exercise full voting rights with respect to those shares, unless the administrator determines otherwise. On the date set forth in the award agreement, the restricted stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the 2022 Plan.

Restricted Stock Units. Each award of restricted stock units will be evidenced by an award agreement that will specify vesting criteria, the number of restricted stock units granted, and such other terms and conditions as the administrator determines. The administrator will set vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of restricted stock units that will be paid out to the participant. The administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the administrator. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout as determined by the administrator. Notwithstanding the foregoing, at any time after the grant of restricted stock units, the administrator may reduce or waive any vesting criteria that must be met to receive a payout. The administrator may settle earned restricted stock units only in cash, shares, or a combination of both. On the date set forth in the award agreement, all unearned restricted stock units will be forfeited to the Company.

Stock Appreciation Rights. Each stock appreciation right grant will be evidenced by an award agreement that will specify the exercise price, the term of the stock appreciation right, the conditions of exercise, and such other terms and conditions as the administrator determines. The administrator will have complete discretion to determine the number of stock appreciation rights granted to any service provider.

The per share exercise price for the shares to be issued pursuant to exercise of a stock appreciation right will be determined by the administrator and will be no less than 100% of the fair market value per share on the date of grant. Otherwise, the administrator, subject to the provisions of the 2022 Plan, will have complete discretion to determine the terms and conditions of stock appreciation rights granted under the 2022 Plan. Notwithstanding the foregoing, a stock appreciation right may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant in the case of substitute awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code. A stock appreciation right granted under the 2022 Plan will expire upon the date as determined by the administrator and set forth in the award agreement. Notwithstanding the foregoing, the provisions described above relating to the maximum term and exercise of options also will apply to stock appreciation rights. Upon exercise of a stock appreciation right, a participant will be entitled to receive payment from the Company in an amount determined as the product of: the difference between the fair market value of a share on the date of exercise over the exercise price; and the number of shares with respect to which the stock appreciation right is exercised. At the discretion of the administrator, the payment upon exercise of a stock appreciation right may be in cash, in shares of equivalent value, or in some combination of both.

Performance Units and Performance Shares. Each performance unit will have an initial value that is established by the administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant. The administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a service provider) which, depending on the extent to which they are met, will determine the number or value of performance units/shares that will be paid out to the service providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "performance period." Each award of performance units/shares will be evidenced by an award agreement that will specify the performance period, and such other terms and conditions as the administrator determines. The administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator. After the applicable performance period has ended, the holder of performance units/shares will be entitled to receive a payout of the number of performance units/shares earned by the participant over the performance period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a performance unit/share, the administrator may reduce or waive any performance objectives or other vesting provisions for such performance unit/share. Payment of earned performance units/shares will be made as soon as practicable after the expiration of the applicable performance period or as otherwise determined by the administrator and set forth in the award agreement. The administrator may pay earned performance units/shares in the form of cash, in shares or in a combination thereof. On the date set forth in the award agreement, all unearned or unvested performance units/shares will be forfeited to the Company, and again will be available for grant under the 2022 Plan.

Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting the shares occurs (other than any ordinary dividends or other ordinary distributions), the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2022 Plan, will adjust the number and class of shares of stock that may be delivered under the 2022 Plan and/or the number, class, and exercise price of shares of stock covered by each outstanding award, and the numerical share limits set forth in the 2022 Plan.

Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or vested, an award will terminate immediately prior to the consummation of such proposed action.

Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a change in control (as defined in the 2022 Plan), each outstanding award will be treated as the administrator determines (subject to the provisions of the following paragraph) without a participant's consent, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and exercise prices; (ii) upon written notice to a participant, that the participant's awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) an award will be terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated by the Company without payment), or (B) such award will be replaced with other rights or property selected by the administrator; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards, similarly.

In the event that the successor corporation does not assume or substitute for the award (or portion thereof), the participant will fully vest in and have the right to exercise the participant's outstanding option and stock appreciation right (or portion thereof) that is not assumed or substituted for, including shares as to which such award would not otherwise be vested or exercisable, all restrictions on restricted stock, restricted stock units, performance shares and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and the Company or any of its subsidiaries or parents, as applicable. In addition, if an option or stock appreciation right (or portion thereof) is not assumed or substituted for in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right (or its applicable portion) will be exercisable for a period of time determined by the administrator, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, the participant will fully vest in and have the right to exercise options and/or stock appreciation rights as to all of the shares underlying such award, including those shares which would not be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and the Company or any of its subsidiaries or parents, as applicable.

Death. Unless otherwise determined by the administrator, if an employee or outside director ceases to be an employee or outside director, as applicable, as a result of such participant's death, then such participant will immediately become 100% vested in and have the right to exercise options and/or stock appreciation rights as to 100% of the shares underlying such award, including those shares which would not otherwise be vested or exercisable; 100% of the aggregate restrictions initially on restricted stock and restricted stock units will lapse; with respect to awards with performance-based vesting for which the achievement of designated performance goals has been determined, participant will immediately become vested in 100% of the earned awards; and, with respect to awards for which the achievement of designated performance goals or other vesting criteria has not yet been determined, all performance goals or other vesting criteria required to be met for such awards to be earned will be deemed achieved at target levels and participant will immediately become vested in 100% of the earned awards, provided that if such termination of the participant occurs following the end of the performance period for any performance goal but prior to the determination of the achievement of such performance goal, then the achievement of such performance goal will be determined based on actual performance and participant will immediately become vested in 100% of the earned awards. Notwithstanding the foregoing sentence, if the participant has not been continuously an employee or outside director, as applicable, for at least 12 months prior to the day the participant ceases to be an employee or outside director as a result of the participant's death, then for each reference to "100%" in the foregoing sentence, "50%" will be substituted.

Term of 2022 Plan. The 2022 Plan will become effective upon its approval by the Company's stockholders. It will continue in effect for a term of 10 years from the effective date, unless terminated earlier by the administrator. The administrator, at any time, may amend, alter, suspend or terminate the 2022 Plan. The Company will obtain stockholder approval of any 2022 Plan amendment to the extent necessary and desirable to comply with applicable laws.

Stockholder Approval. The 2022 Plan will be subject to approval by the stockholders of the Company within 12 months after the date the 2022 Plan is adopted by our Board. Such stockholder approval will be obtained in the manner and to the degree required under applicable laws.

Forfeiture Events. Awards will be subject to the Company's clawback policy in effect as of the adoption of the 2022 Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time to comply with applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2022 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and we will not be entitled to any deduction for federal income tax purposes.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by Splunk for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for purposes.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. Any ordinary income recognized by the participant upon exercising a nonstatutory stock option generally should be deductible by Splunk for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code. No tax deduction is available to Splunk with respect to the grant of a nonstatutory stock option or the sale of the shares acquired through the exercise of the nonstatutory stock option.

Stock Appreciation Rights

In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date, reduced by any amount paid by the participant for such shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, under Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will recognize ordinary income equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards

A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2022 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A of the Code violates the provisions of Section 409A of the Code, Section 409A of the Code imposes an additional 20% federal income tax on compensation recognized as ordinary income, and interest on such deferred compensation.

Tax Effect for Splunk

We generally will be entitled to a tax deduction in connection with an award under the 2022 Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND SPLUNK WITH RESPECT TO AWARDS UNDER THE 2022 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

No awards have been made under the 2022 Plan, and no awards have been granted that are contingent on the approval of the 2022 Plan. Awards under the 2022 Plan would be made at the discretion of the Talent & Compensation Committee or the Board. Therefore, the benefits and amounts that will be received or allocated under the 2022 Plan in the future are not determinable at this time. Currently, our non-employee directors are entitled to receive cash compensation for their service as directors as described above under "Corporate Governance at Splunk—Non-Employee Director Compensation." As described above under "Corporate Governance at Splunk—Non-Employee Director Compensation," in connection with the expiration of the 2012 Plan, the Board suspended grants of equity compensation to non-employee directors under our non-employee director compensation program. If the 2022 Plan is approved by our stockholders, the Board expects to grant equity awards to non-employee directors consistent with past practice. Specifically, the Board expects to grant annual restricted stock unit awards to all individuals who are non-employee members of the Board following the Annual Meeting, with an equity award value of $270,000 (measured as of the date of the Annual Meeting). The Board also expects to grant Mr. Visoso an initial restricted stock unit award with a value of $350,000 (measured as of April 6, 2022, the date on which he was appointed to the Board). Finally, the Board expects to grant Mr. Visoso a fully vested discretionary supplemental restricted stock unit award with a value of $45,000 (measured as of April 6, 2022, the date on which he was appointed to the Board), for his service on the Board between his appointment date and the Annual Meeting.

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2022 for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;
- each of our NEOs;
- each of our directors; and
- all of our executive officers and directors as a group.

The information provided in the table is based on our records, information filed with the SEC, and information provided to us. For our 5% stockholders, to the extent we did not have more recent information, we relied upon such stockholders' most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act as noted below. We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 160,833,919 shares of common stock outstanding at March 31, 2022. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares of common stock subject to shares held by the person that are currently exercisable or exercisable (or issuable upon vesting of RSUs) within 60 days of March 31, 2022. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in their respective footnote, the address of each beneficial owner listed in the table below is c/o Splunk Inc., 270 Brannan Street, San Francisco, California 94107.

	Number of Shares	Percent of Shares Outstanding
5% Stockholders:		
The Vanguard Group, Inc.[1]	14,710,340	9.2%
Hellman & Friedman LLC[2]	11,909,197	7.4%
BlackRock, Inc.[3]	9,821,781	6.1%
NEOs and Directors:		
Graham Smith	30,404	*
Jason Child	71,459	*
Teresa Carlson	63,629	*
Shawn Bice	25,288	*
Scott Morgan	45,656	*
Douglas Merritt	237,904	*
Timothy Tully	3,822	*
Sara Baack	15,446	*
Sean Boyle	3,247	*
Mark Carges	18,458	*
Kenneth Hao	—	*
Patricia Morrison	31,649	*
Stephen Newberry	41,947	*
Elisa Steele	14,696	*
General Dennis Via (ret)	2,908	*
Luis Visoso	—	*
Sri Viswanath	8,403	*
All executive officers and directors as a group (15 persons)	310,561	*

* Represents beneficial ownership of less than one percent (1%).

[1] As of December 31, 2021, the reporting date of The Vanguard Group, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 10, 2022, The Vanguard Group, Inc. ("Vanguard"), in its capacity as an investment advisor, has shared voting power with respect to 156,344 shares, sole dispositive power with respect to 14,353,560 shares, and shared dispositive power with respect to 356,780 shares reported as beneficially owned. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

[2] As of February 22, 2022, the reporting date of Hellman & Friedman LLC's most recent filing with the SEC pursuant to Section 13(d) of the Exchange Act filed on March 4, 2022, as amended on April 4, 2022. The Schedule 13D was filed jointly on behalf of H&F Corporate Investors X, Ltd. ("H&F X"), Hellman & Friedman Investors X, L.P. ("H&F Investors X"), Hellman & Friedman Capital Partners X, L.P. ("HFCP X"), H&F Shadowfax Holdings GP, LLC ("Shadowfax Holdings GP") and H&F Shadowfax Holdings, L.P. ("Shadowfax Holdings" and together with H&F X, H&F Investors X, HFCP X and Shadowfax Holdings GP, "Hellman"). H&F X is a Cayman Islands limited company whose principal business is serving as the general partner of H&F Investors X as well as other partnerships. Hellman has sole voting power with respect to 11,909,197 shares and sole dispositive power with respect to 11,909,197 shares reported as beneficially owned. The address for Hellman & Friedman LLC is 415 Mission Street, Suite 5700, San Francisco, CA 94105.

[3] As of December 31, 2021, the reporting date of BlackRock, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 7, 2022, BlackRock, Inc. ("BlackRock"), which is a parent holding company or control person, has sole voting power with respect to 8,776,782 shares and sole dispositive power with respect to 9,821,781 shares reported as beneficially owned. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during fiscal 2022, all Section 16(a) filing requirements were satisfied on a timely basis, except, due to an administrative error on the part of the Company, we were late in filing a Form 4 for Graham Smith to report the withholding of shares of common stock to satisfy tax withholding obligations in connection with a vesting of restricted stock units with respect to a transaction on December 10, 2021, that was reported on a Form 4 on January 31, 2022.

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Other Matters

Questions and Answers About the Proxy Materials and Our 2022 Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

How do I attend and participate in the Virtual Annual Meeting?

This year's Annual Meeting will be conducted as a virtual-only meeting of stockholders. We will host the Annual Meeting online through a live audio webcast. You are entitled to attend the Annual Meeting if you were a holder of our common stock as of the close of business on April 20, 2022, hold a valid proxy for the Annual Meeting or are an authorized guest of the Company. You will be able to attend the Annual Meeting and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/SPLK2022. You will need the control number included on your Notice or proxy card or in the instructions from your broker in order to attend and participate in the Annual Meeting virtually.

The format of the virtual Annual Meeting has been designed to ensure that our stockholders generally have the same rights and opportunities to participate as they would at an in-person meeting and we have endeavored to provide stockholder access, participation and communication through online tools. The virtual format facilitates stockholder attendance and participation by enabling stockholders to participate fully and equally from any location around the world. During the meeting, you will have the ability to submit a question real-time via the virtual meeting website. We will answer as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting. Only questions that are relevant to our business operations will be answered. A copy of the Annual Meeting rules of conduct will be available online at the Annual Meeting.

Online check-in will begin at 3:15 p.m. Pacific Time on June 16, 2022, and you should allow ample time for the online check-in proceedings. If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page. Technical support will be available starting at 3:15 p.m. Pacific Time on the day of the meeting. If you wish to submit questions prior to the Annual Meeting, you may do so at www.proxyvote.com by signing in with your control number.

What matters am I voting on?

You will be voting on:

- the election of three Class I directors to hold office until the 2025 annual meeting of stockholders or until their successors are duly elected and qualified;
- a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2023;
- an advisory vote to approve the compensation of our named executive officers, as described in this proxy statement;
- a proposal to approve our 2022 Equity Incentive Plan and the reservation of shares thereunder; and
- any other business that may properly come before the meeting.

How does the Board recommend I vote on these proposals?

The Board recommends a vote:

- FOR each of the nominees for election as Class I directors;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2023;
- FOR approval, on an advisory basis, of our named executive officer compensation; and
- FOR approval of our 2022 Equity Incentive Plan and the reservation of shares thereunder.

Who is entitled to vote?

Holders of our common stock as of the close of business on April 20, 2022 (the "Record Date"), may vote at the Annual Meeting. As of the Record Date, we had 160,936,616 shares of common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of common stock held on the Record Date. We do not have cumulative voting rights for the election of directors.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person (electronically) at the Annual Meeting.

Street Name Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, or a street name stockholder, and the Notice was forwarded to you by your broker, bank or other nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting in person (virtually). Beneficial owners who did not receive a 16-digit control number from their broker or bank, who wish to attend the Annual Meeting in person (virtually) should follow the instructions from their broker or bank, including any requirement to obtain a legal proxy. Most brokers or banks allow a beneficial owner to obtain a legal proxy either online or by mail. If you request a printed copy of the proxy materials by mail, your broker, bank or other nominee will provide a voting instruction card for you to use to direct your broker, bank or other nominee how to vote your shares.

How do I vote?

If you are a registered stockholder, you may:

- instruct the proxy holder or holders on how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 15, 2022 (have the Notice or proxy card in hand when you call or visit the website);
- instruct the proxy holder or holders on how to vote your shares by completing and mailing your proxy card to the address indicated on your proxy card (if you received printed proxy materials), which must be received by the time of the Annual Meeting; or
- vote your shares in person (electronically) at the Annual Meeting.

To attend and participate in the Annual Meeting virtually, stockholders of record will need to use their control number on their Notice or proxy card to log onto www.virtualshareholdermeeting.com/SPLK2022.

If you are a street name stockholder, you will receive instructions from your broker, bank or other nominee. The instructions from your broker, bank or other nominee will indicate if the various methods by which you may vote, including whether Internet or telephone voting, are available.

Can I change or revoke my vote?

Yes. Subject to any rules your broker, bank or other nominee may have, you can change your vote or revoke your proxy before the Annual Meeting.

If you are a registered stockholder, you may change your vote by:

- entering a new vote via Internet or by telephone by 11:59 p.m. Eastern Time on June 15, 2022;
- returning a later-dated proxy card which must be received by the time of the Annual Meeting; or
- submitting a later-dated vote electronically at the Annual Meeting.

If you are a registered stockholder, you may also revoke your proxy by providing our Corporate Secretary with a written notice of revocation prior to your shares being voted at the Annual Meeting. Such written notice of revocation should be hand delivered to Splunk's Corporate Secretary or mailed to and received by Splunk Inc. prior to the Annual Meeting at 270 Brannan Street, San Francisco, California 94107, Attention: Corporate Secretary.

If you are a street name stockholder, you may change your vote by:

- submitting new voting instructions to your broker, bank or other nominee pursuant to instructions provided by such broker, bank or other nominee; or
- submitting a later-dated vote electronically at the Annual Meeting; provided you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote the shares.

If you are a street name stockholder, you must contact your broker, bank or other nominee that holds your shares to find out how to revoke your proxy.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. The persons named in the proxy have been designated as proxy holders. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted electronically at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is properly dated, executed and returned, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matter not described in the proxy statement is properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have properly revoked your proxy, as described above.

Why did I receive a notice regarding the availability of proxy materials on the internet instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report to our stockholders, primarily via the Internet. On or about May 2, 2022, we mailed to our stockholders the Notice that contains instructions on how to access our proxy materials on the Internet, how to vote at the Annual Meeting, and how to request printed copies of the proxy materials and annual report. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings and keep our Annual Meeting process efficient.

What is a quorum?

A quorum is the minimum number of shares required to be present at the scheduled time of the Annual Meeting in person (virtually) or by proxy for the meeting to be properly held under our Bylaws and Delaware law. The presence in person (virtually) or by proxy, of a majority of all issued and outstanding shares of common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. A proxy submitted by a stockholder may indicate that all or a portion of the shares represented by the proxy are not being voted ("stockholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote stock ("broker non-vote") held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. See "How may my broker, bank or other nominee vote my shares if I fail to provide timely directions?" below. The shares subject to a proxy that are not being voted on a particular matter because of either stockholder withholding or broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- *Proposal 1*: Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.

- *Proposal 2*: The ratification of the appointment of PricewaterhouseCoopers LLP must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered votes present in person (virtually) or by proxy and thus will have the same effect as votes "Against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

- *Proposal 3*: The advisory vote to approve the compensation of our named executive officers must receive the affirmative vote of at least a majority of the shares present in person (virtually) or by proxy at the meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered votes present in person (virtually) or by proxy and thus will have the same effect as votes "Against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our Talent & Compensation Committee or our Board. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.

- *Proposal 4*: The approval of our 2022 Equity Incentive Plan must receive the affirmative vote of at least a majority of the votes cast to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are not considered votes cast and thus will have no effect on the outcome of this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

What happens if a director nominee who is duly nominated does not receive a majority vote?

The Board nominates for election or re-election as director only candidates who have tendered, in advance of such nomination, an irrevocable, conditional resignation that will be effective only upon both (i) the failure to receive the required vote at the next annual meeting of stockholders at which they face re-election and (ii) the Board's acceptance of such resignation. In an uncontested election, the Board, after taking into consideration the recommendation of the Governance & Sustainability Committee, will determine whether or not to accept the pre-tendered resignation of any nominee for director who receives a greater number of votes "Against" such nominee's election than votes "For" such nominee's election. In the event of a contested election, the director nominees equal to the number of seats available who receive the largest number of votes cast "For" their election will be elected as directors.

How are proxies solicited for the Annual Meeting?

The Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks or other nominees for reasonable expenses that they incur in sending these proxy materials to you, if a broker, bank or other nominee holds your shares.

How may my broker, bank or other nominee vote my shares if I fail to provide timely directions?

Brokers, banks and other nominees holding shares in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole "routine" matter—the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Your broker, bank or other nominee will not have discretion to vote on the other matters submitted for a vote absent direction from you as they are "non-routine" matters.

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Is my vote confidential?

Proxy instructions, electronic votes, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Splunk or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation, or when you request or consent to disclosure.

Where can I find the voting results of the Annual Meeting?

We will disclose voting results on a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to include them in such Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as final results become available.

I share an address with another stockholder, and we received multiple copies of the proxy materials. How may we obtain a single copy of the proxy materials?

Stockholders who share an address and receive multiple copies of our proxy materials can request to receive a single copy in the future. To receive a single copy of the Notice and, if applicable, the proxy materials, stockholders may contact us as follows:

Splunk Inc.
Attention: Investor Relations
3098 Olsen Drive
San Jose, California 95128
(415) 848-8400

Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2023 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than January 2, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Splunk Inc.
Attention: Corporate Secretary
270 Brannan Street
San Francisco, California 94107

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of our Board, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2023 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than February 16, 2023; and
- not later than the close of business on March 18, 2023.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Please see "Corporate Governance at Splunk—Board Composition—Stockholder Recommendations" and "—Stockholder Nominations" on pages 20 to 21 for further information about recommendations and nominations of director candidates.

Availability of Bylaws and Stockholder List

A copy of our Bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov or on our investor website at http://investors.splunk.com/corporate-governance. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

The Company's list of stockholders as of April 20, 2022 will be available for inspection by any stockholder of record upon request via our Investor Relations website (https://investors.splunk.com/contact-us) during the 10-day period immediately prior to the date of the Annual Meeting. In addition, the list of stockholders will also be available to stockholders during the Annual Meeting at www.virtualshareholdermeeting.com/SPLK2022.

Fiscal 2022 Annual Report and SEC Filings

Our financial statements for the fiscal year ended January 31, 2022 are included in our Annual Report on Form 10-K, which was filed with the SEC and which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at www.splunk.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Splunk Inc., 3098 Olsen Drive, San Jose, California 95128.

* * *

The Board does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
San Francisco, California
May 2, 2022

PROXY

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Appendix A
Reconciliation of GAAP and Non-GAAP Information

Reconciliation of Cash Provided By (Used In) Operating Activities to Free Cash Flow

(in thousands)	Three Months Ended January 31,		Fiscal Year Ended January 31,	
	2022	**2021**	**2022**	**2021**
Net cash provided by (used in) operating activities	$132,689	$(23,766)	$ 128,048	$(190,862)
Less purchases of property and equipment	(841)	(8,800)	(10,671)	(37,107)
Free cash flow (non-GAAP)	$131,848	$(32,566)	$ 117,377	$(227,969)
Net cash provided by (used in) investing activities	$ 11,052	$ 195,234	$(333,752)	$ 797,190
Net cash provided by (used in) financing activities	$(19,431)	$ (55,417)	$(136,669)	$ 382,882

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Appendix B
Splunk Inc. 2022 Equity Incentive Plan

SPLUNK INC.

2022 EQUITY INCENTIVE PLAN

1. Purpose of the Plan. The purpose of this Plan is to:

    - promote the success of the Company and the interests of its stockholders by providing equity-based incentives to attract, retain and motivate eligible service providers, whose contributions drive the Company's success, and
    - encourage stock ownership by eligible service providers, thereby aligning their interests with those of the Company's stockholders.

    The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2. Definitions. As used herein, the following definitions will apply:

    (a)   "Administrator" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

    (b)   "Applicable Laws" means the legal and regulatory requirements relating to the administration of equity-based awards, including without limitation the related issuance of shares of Common Stock, including without limitation under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

    (c)   "Award" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

    (d)   "Award Agreement" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

    (e)   "Board" means the Board of Directors of the Company.

    (f)   "Change in Control" means the occurrence of any of the following events:

    (i)   Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; or

    (ii)   Change in Effective Control of the Company. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

    (iii)   Change in Ownership of a Substantial Portion of the Company's Assets. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer of assets to an entity that is directly or indirectly controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation or other entity that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's securities immediately before such transaction.

(g)   "Code" means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

(h)   "Committee" means a committee of one or more Directors or of one or more other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i)   "Common Stock" means the common stock of the Company.

(j)   "Company" means Splunk Inc., a Delaware corporation, or any successor thereto.

(k)   "Consultant" means any natural person, including an advisor, who is resident in the United States and party to a written consulting agreement with the Company at the time that his or her award is granted, engaged by the Company to render bona fide services to the Company, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l)   "Director" means a member of the Board.

(m)   "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n)   "Employee" means any natural person, including Officers and Inside Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(o)   "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(p)   "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced. Pursuant to the provisions of Section 4(d), the Administrator may not institute an Exchange Program without stockholder approval.

(q)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market of The Nasdaq Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in such source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of withholding Tax-Related Items may be made in the Administrator's discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value described above or for other purposes.

(r)   "Fiscal Year" means the fiscal year of the Company.

(s)   "Incentive Stock Option" means an Option intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t)   "Inside Director" means a Director who is an Employee.

(u)   "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v)   "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w)   "Option" means a stock option granted pursuant to the Plan.

(x)   "Outside Director" means a Director who is not an Employee.

(y)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z)   "Participant" means the holder of an outstanding Award.

(aa)   "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(bb)   "Performance Unit" means an Award denominated in Shares or cash, which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(cc)   "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock is subject to restrictions and the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of specified levels of performance, or the occurrence of other events as determined by the Administrator.

(dd)   "Plan" means this Splunk Inc. 2022 Equity Incentive Plan.

(ee)   "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(ff)   "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg)   "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(hh)   "Section 16(b)" means Section 16(b) of the Exchange Act.

(ii)   "Section 409A" means Section 409A of the Code, and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(jj)   "Securities Act" means the U.S. Securities Act of 1933, as amended.

(kk)   "Service Provider" means an Employee, Director or Consultant.

(ll)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(mm)   "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f).

(oo)   "Substituted Award" has the meaning set forth in Section 3(a) of the Plan.

(pp)   "Tax-Related Items" means any U.S. or non-U.S. federal, state and/or local taxes, including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Service Provider for which the Service Provider is liable in connection with his or her participation in the Plan.

(qq)   "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3.   Stock Subject to the Plan.

(a)   Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 10,460,784 Shares, plus any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, and Shares subject to awards granted under the Company's 2022 Inducement Plan, in each case that, on or after the date stockholders initially approve the Plan, expire or otherwise terminate without having been exercised or issued in full. In the event the Company substitutes equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies (each such award, a "Substituted Award"), the number of Shares reserved pursuant to Section 3(a) will be increased by the number of Shares underlying Substituted Awards as of the effectiveness of the substitution. In addition, Shares may become available for issuance under the Plan pursuant to Section 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock.

(b)   Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares), which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to the exercise of Stock Appreciation Rights or Options, the gross Shares underlying such Stock Appreciation Rights or Options will cease to be available under the Plan. Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price or purchase price of an Award or to satisfy the withholding obligations for Tax-Related Items related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal 200% of the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(b).

(c)   Share Reserve. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.   Administration of the Plan.

(a)   Procedure.

(i)   Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)   Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)   Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws. If the Plan is administered by a Committee other than the Company's independent Compensation Committee, the Company's independent Compensation Committee will maintain oversight of, and set a limit on the number of Shares covered by Awards that may be granted by, such Committee, such Committee will not have authority to grant Awards to members of such Committee, and such Committee will be constituted to satisfy Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion, to:

(i)   determine the Fair Market Value;

(ii)   select the Service Providers to whom Awards may be granted hereunder;

(iii)   determine the number of Shares to be covered by each Award granted hereunder;

(iv)   approve forms of Award Agreements for use under the Plan;

(v)   determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may vest or be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi)   prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of accommodating requirements of local law and procedures outside the U.S., facilitating the administration of the Plan in jurisdictions outside the U.S., or for qualifying for favorable tax treatment under applicable non-U.S. laws;

(vii)   construe and interpret the terms of the Plan and Awards granted under the Plan;

(viii)   modify or amend each Award (subject to Section 19(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards; provided, however, that in no event will the term of an Option or Stock Appreciation Right be extended beyond its original maximum term;

(ix)   allow Participants to satisfy withholding obligations for Tax-Related Items in a manner prescribed in Section 15 of the Plan;

(x)   authorize any person to execute on behalf of the Company any instrument required to affect the grant of an Award previously granted by the Administrator;

(xi)   temporarily suspend the exercisability or vesting of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

       (xii)   allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

       (xiii)   make all other determinations deemed necessary or advisable for administering the Plan.

       (c)   Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

       (d)   Exchange Program; "Reload" Awards. The Administrator may not institute an Exchange Program (including "repricing" Options or Stock Appreciation Rights) without stockholder approval. No term of an Award shall provide for automatic "reload" grants of additional Awards upon the exercise of an Option or Stock Appreciation Right.

       5.   Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

       6.   Stock Options.

       (a)   Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

       (b)   Stock Option Agreement. Each Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

       (c)   Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

       (d)   Term of Option. The term of each Option will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

       (e)   Option Exercise Price and Consideration.

       (i)   Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

       (1)   In the case of an Incentive Stock Option

       (A)   granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

       (B)   granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

       (2)   In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

       (3)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant in the case of Substitute Awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)   Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check; (3) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (4) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (5) by net exercise; (6) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (7) any combination of the foregoing methods of payment. A promissory note may not be used as a form of consideration for exercising an Option.

(f)   Exercise of Option.

(i)   Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any applicable withholdings for Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii)   Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant's Service Provider status as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified by the Administrator (or if not specified by the Administrator, the time specified herein), the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)   Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)   Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the

Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)   Tolling Expiration. A Participant's Award Agreement may also provide that:

(1)   if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16(b); or

(2)   if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of thirty (30) days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7.   Restricted Stock.

(a)   Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company (or its designee) as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c)   Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d)   Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)   Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)   Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)   Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8.   Restricted Stock Units.

(a)   Grant. Subject to the terms and provisions of the Plan, Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock

Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b)   Restricted Stock Unit Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify vesting criteria, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(c)   Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d)   Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(e)   Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(f)   Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9.   Stock Appreciation Rights.

(a)   Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)   Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(c)   Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(d)   Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan. Notwithstanding the foregoing, a Stock Appreciation Right may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant in the case of Substitute Awards granted in connection with transactions described in, and in a manner consistent with, Section 424(a) of the Code.

(e)   Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(d) relating to the maximum term and Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f)   Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i)   The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii)   The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period or as otherwise determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares or in a combination thereof.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Award Limitations.

(a) Outside Director Award Limitations. No Outside Director may be paid, issued, or granted, in any Fiscal Year, equity awards (including any Awards issued under this Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) and any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceed $750,000, increased to $1,500,000 for such Outside Director for the Fiscal Year in which he or she joins the Board as an Outside Director. Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11(a).

(b) Minimum Vesting Requirements.

(i) General. Except as specified in Section 11(b)(ii), no portion of an Award (other than Substituted Awards) will vest earlier than the one-year anniversary of such Award's grant date.

(ii) Exception. Awards may be granted to any Service Provider without regard to the minimum vesting requirements set forth in Section 11(b)(i) if the Shares subject to such Awards would not result in more than 5% of the maximum aggregate number of Shares reserved for issuance pursuant to all outstanding Awards granted under the Plan (the "5% Limit"). For purposes of clarification, Substituted Awards shall not count against the 5% Limit. The 5% Limit applies in the aggregate to Awards (other than Substituted Awards) that do not satisfy the minimum vesting requirements set forth in Section 11(b)(i). Section 11(b)(i) shall not prevent accelerated vesting of any portion of an Award earlier than the one-year anniversary of such Award's grant date if such acceleration is due to a termination of the relevant Participant's service or if such acceleration is in connection with a Change in Control, in each case to the extent otherwise permitted under the Plan.

(c)   Dividends and Other Distributions. Service Providers holding an Award granted under the Plan will not be entitled to receive any dividends or other distributions paid with respect to a Share underlying such Award until the portion of such Award covering such Share has fully vested, and all Periods of Restriction with respect to such Share has lapsed, and such Share has been issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) pursuant to such Award.

12.   Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise in an Award Agreement, and subject to Applicable Laws, a Participant will not cease to be an Employee in the case of any transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. Except as otherwise specifically set forth in the applicable Award Agreement, the treatment of an Award (including the vesting of such Award) in the event of any leave of absence by the applicable Participant will be governed by the Company's then-current equity award leave of absence policy, as may be amended from time to time by the Company in its sole discretion. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or the Participant's employer is not so guaranteed, then six (6) months following the first (1st) day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13.   Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate. For the avoidance of doubt, Awards may not be transferred to financial institutions.

14.   Adjustments; Dissolution or Liquidation; Merger or Change in Control; Death.

(a)   Adjustments. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and exercise price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b)   Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c)   Merger or Change in Control.

In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that (i) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and exercise prices; (ii) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iv) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment), or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 14(c), the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, immediately following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value, determined immediately following such merger or Change in Control, to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d)   Outside Director Awards. With respect to Awards granted to an Outside Director, in the event of a Change in Control, the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable.

(e)   Death. Unless otherwise determined by the Administrator, if an Employee or Outside Director ceases to be an Employee or Outside Director, as applicable, as a result of such Participant's death, then such Participant will immediately become one hundred percent (100%) vested in and have the right to exercise Options and/or Stock Appreciation Rights as to one hundred percent (100%) of the Shares underlying such Award, including those Shares which would not otherwise be vested or exercisable; one hundred percent (100%) of the aggregate restrictions initially on Restricted Stock and Restricted Stock Units will lapse; with respect to Awards with performance-based vesting for which the achievement of designated performance goals has been determined, Participant will immediately become vested in one hundred percent (100%) of the earned Awards; and, with respect to Awards for which the achievement of designated performance goals or other vesting criteria has not yet been determined, all performance goals or other vesting criteria required to be met for such Awards to be earned will be deemed achieved at target levels and Participant will immediately become vested in one hundred percent (100%) of the earned Awards, provided that if such termination of the Participant occurs following the end of the performance period for any performance goal but prior to the determination of the achievement of such performance goal, then the achievement of such performance goal will be determined based on actual performance and Participant will immediately become vested in one hundred percent (100%) of the earned Awards. Notwithstanding the foregoing sentence, if the Participant has not been continuously an Employee or Outside Director, as applicable, for at least 12 months prior to the day the Participant ceases to be an Employee or Outside Director as a result of the Participant's death, then for each reference to "one hundred percent (100%)" in the foregoing sentence, "fifty percent (50%)" will be substituted. Any Options or Stock Appreciation Rights that become vested and exercisable pursuant to this paragraph shall be exercisable in accordance with Section 6(f)(iv) and the applicable Award Agreement.

15. Tax.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any withholding obligations for Tax-Related Items are due, the Company (or any of its Subsidiaries, Parents or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy any Tax-Related Items required to be withheld with respect to such Award (or exercise or vesting thereof).

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding obligation for Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) to cover the amount of the withholding obligation for Tax-Related Items, (v) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, or (vi) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable in a Participant's jurisdiction with respect to the Award on the date that the amount of Tax-Related Items to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion.

(c) Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be either exempt from the application of or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16. No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18.   Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its approval by the Company's stockholders. It will continue in effect for a term of ten (10) years from the effective date, unless terminated earlier under Section 19 of the Plan.

19.   Amendment and Termination of the Plan.

(a)   Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

(b)   Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

20.   Conditions Upon Issuance of Shares.

(a)   Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and, in the Administrator's discretion, will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21.   Inability to Obtain Authority. If the Company determines it to be impossible or impracticable to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

22.   Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

23.   Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award will be subject to the Company's clawback policy in effect as of the adoption of this Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time to comply with Applicable Laws (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Clawback Policy"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this Section 23 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement, arrangement or policy with the Company or any Parent or Subsidiary of the Company.

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